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INDEX TO FINANCIAL STATEMENTS

The registrant is submitting this draft Registration Statement confidentially as an "emerging growth company"
pursuant to Section 6(e) of the Securities Act of 1933, as amended.
As submitted to the Securities and Exchange Commission confidentially on September 2, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SurgiQuest, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	20-4678848 (IRS Employer Identification Number)

488 Wheelers Farms Road
Milford, Connecticut 06461
(203) 799-2400

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Kurt Azarbarzin
President and Chief Executive Officer
488 Wheelers Farms Road
Milford, Connecticut 06461
(203) 799-2400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Marc D. Jaffe Wesley C. Holmes Ryan K. deFord Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Michael A. Hedge Damien A. Grierson K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, California 92614 (949) 253-0900

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act").
(2)
Includes offering price of any additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)
Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                           , 2015

                    Shares

SURGIQUEST, INC.

Common Stock

$             per share

•
SurgiQuest, Inc. is offering                           shares.

•
We anticipate that the initial public offering price will be between $             and $             per share.

•
This is our initial public offering and no public market currently exists for our shares.

•
Proposed         trading symbol: "             ."

This investment involves risks. See "Risk Factors" beginning on page 12.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to SurgiQuest, Inc.	$	$

(1)
See "Underwriting" for additional information regarding underwriting compensation.

We have granted to the underwriters an option to purchase up to                                        additiona l shares of common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                    , 2015.

Piper Jaffray	Stifel
Canaccord Genuity

The date of this prospectus is                           , 2015.

Through and including             , 2015 (25 days after the commencement of this offering), all dealers effecting transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We use our registered trademarks, AirSeal® and SurgiQuest®, and our unregistered trademark, Low Impact™, in this prospectus. Solely for convenience, any other trademarks and trade names referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, especially the "Risk Factors" section and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

As used in this prospectus, unless the context otherwise requires, references to "we," "us," "our," "our company" and "SurgiQuest" refer to SurgiQuest, Inc.

Company Overview

We are a commercial stage global medical technology company that is revolutionizing Minimally Invasive Surgery with AirSeal, our proprietary surgical access management system that offers significant clinical benefits for patients and economic benefits for healthcare providers. We refer to the combination of our proprietary AirSeal technology and the surgical procedures that they enable as Low Impact Surgery. We believe Low Impact Surgery enables a wider range of surgical procedures to be performed with less invasive surgical access, thereby broadening the population of patients for whom Minimally Invasive Surgery, or MIS, may be applicable. As of June 30, 2015, AirSeal systems were deployed in approximately 450 institutions in the United States, and we believe AirSeal single-use devices have been used in over 300,000 surgical procedures worldwide since 2009, including more than 50,000 procedures during the three months ended June 30, 2015.

Over the past 25 years, abdominal surgery has evolved from highly invasive open procedures to MIS approaches, which include techniques such as laparoscopic and robotic-assisted laparoscopic surgery. MIS relies on the creation of working space in the abdominal cavity to facilitate the manipulation of surgical instruments and the visualization of the surgical site by endoscopic cameras. This is done through the inflation and distension of the abdominal cavity using carbon dioxide, or CO2, under pressure. This process is known as insufflation and the resulting state of insufflation is referred to as pneumoperitoneum. It is critical that pneumoperitoneum remains stable throughout the procedure. However, fluctuations in intra-abdominal pressure can be caused by surgical suction, smoke evacuation, specimen removal, trocar dislodgement, moving the patient, applying pressure to the patient's body or over-pressurizing the surgical cavity after a loss of pneumoperitoneum. Conventional access devices, comprising trocars, insufflators and insufflation tubing, are designed to create and maintain pneumoperitoneum. However, these devices have numerous limitations which result in challenges in maintaining stable pneumoperitoneum. These limitations include intermittent pressure monitoring, delayed response to pressure changes and the inability to prevent loss of pneumoperitoneum during standard instrument exchange, use of suction, smoke evacuation or specimen removal. Conventional access devices also do not include integrated management of surgical smoke caused by thermal energy-based devices commonly used during surgery, which obstructs the view of the surgical field and poses potential health hazards for operating room occupants. The combination of these limitations contributes to an environment in which intra-abdominal pressure often fluctuates between levels so low that the surgical working space collapses and so high that it can cause harm to the patient. Surgeries using conventional access devices may also require more invasive access in order to accommodate the safe removal of contaminated or cancerous surgical specimens from the body.

We believe our AirSeal technology represents the first major innovation in minimally invasive surgical access since the introduction of the modern trocar. The AirSeal system replaces trocars that rely on mechanical valves to create and maintain pneumoperitoneum with a valve-free access port that has no moving parts. AirSeal instead employs a proprietary gaseous barrier to provide real-time sensing of intra-abdominal pressure, which enables dynamic adjustment of intra-abdominal pressure to maintain stable pneumoperitoneum. AirSeal also includes automatic and continuous smoke evacuation to provide a clear and constant field of vision. Accordingly, the improved surgical conditions enabled by AirSeal allow surgeons to perform MIS procedures with a more stable and less rigid state of pneumoperitoneum, and at approximately 50% lower intra-abdominal pressures than are typically used with conventional access devices. Laparoscopy performed at lower pressure has been clinically demonstrated to contribute to lower post-operative pain, reduced reliance on post-operative pain medication and shorter length of hospital stay. AirSeal has been clinically shown to enable low pressure laparoscopy without the challenges associated with conventional access devices. In addition, we believe AirSeal simplifies pulmonary ventilation and hemodynamic management by the anesthesiologist, enabling a minimally invasive approach in patients who have more complicated diseases and are traditionally poor candidates for MIS.

We have developed and maintain a portfolio of intellectual property to protect our technologies, which included 74 issued patents, of which 30 were issued U.S. patents, and 61 patent applications pending globally, of which 24 were patent applications pending in the United States, as of August 14, 2015. We continue to invest in the research and development necessary to design, develop and commercialize new surgical solutions that leverage our technologies to enable less invasive surgical techniques.

We currently market and sell our products in the United States and internationally through a multi-channel sales organization comprised of sales managers, direct sales representatives, clinical education specialists and distributors. The majority of our revenues are generated from sales to hospital customers through our direct sales representatives. Our sales professionals have extensive training and experience in promoting, marketing and selling advanced laparoscopic technologies. We expect to continue to make investments in our global sales organization by increasing the number of our direct sales representatives and broadening our relationships with distributor partners.

For the years ended December 31, 2013 and 2014, our total revenue was $19.1 million and $30.2 million, respectively, and our net losses were $8.3 million and $14.8 million, respectively. For the six months ended June 30, 2014 and 2015, our total revenue was $13.4 million and $22.9 million, respectively, and our net losses were $6.7 million and $8.1 million, respectively.

Market Opportunity

According to reports by Millennium Research Group, approximately 33 million abdominal surgical procedures are expected to be performed in 2015 in major markets worldwide, of which approximately 10 million are currently addressable by our technology. In 2015, approximately 15 million additional procedures are expected to be performed through more invasive conventional open surgical approaches in our target markets worldwide. We believe a significant number of these procedures can be performed with MIS approaches as continued development and increased adoption of techniques that leverage our technologies enable less traumatic access and improved surgical control.

We believe one of the most advanced forms of MIS is robotic-assisted laparoscopic surgery, which combines the benefits of minimally invasive ports with the enhanced dexterity, accuracy and surgical control provided by a robot. There were approximately 570,000 robotic-assisted laparoscopic procedures performed worldwide in 2014. We believe AirSeal is currently the leading surgical access management system used in robotic-assisted MIS procedures globally. We intend to leverage our strong relationships with surgeons that perform robotic-assisted procedures using AirSeal to further penetrate the larger general laparoscopic procedure market and ultimately become the standard of care for surgical access utilized by surgeons worldwide.

Limitations of Conventional Access Devices

Conventional access devices are comprised of three components: trocars, insufflators and insufflation tubing. The limitations of conventional access devices result in several challenges that adversely impact the clinical outcomes and healthcare economics of MIS procedures, including:

    •
    Unintended Loss of Intra-abdominal Pressure.    Loss of intra-abdominal pressure can occur at critical times during a laparoscopic procedure utilizing conventional access devices. Many factors contribute to the loss of pneumoperitoneum, including tears in the mechanical valves, trocar dislodgement, the use of standard suction inside the pressurized body cavity and the venting of surgical smoke. Loss of intra-abdominal pressure results in reduced or total loss of visibility of the surgical field and compromised working space. The potential consequences of losing pneumoperitoneum include conversion to open surgery, excessive blood loss, longer operating times, prolonged recovery times, higher post-operative pain and even death.

    •
    Unintended Spikes in Intra-abdominal Pressure.    Significant rises in intra-abdominal pressure above target levels are known as spikes in pneumoperitoneum. Pressure spikes can be induced by the surgeon exerting external pressure on the body cavity during trocar replacement or when maneuvering the patient or from over pressurization of the cavity from conventional insufflators after a loss of pneumoperitoneum. Conventional trocars do not automatically vent gas when the cavity is overpressurized. Significant pressure spikes can have serious cardiovascular consequences including pulmonary embolism, tachycardia and death. Due to the intermittent pressure monitoring and simple on/off mechanics of conventional insufflators, there may be a dangerous delay before intra-abdominal pressure returns to the target level.

    •
    Impact of a High Level of Intra-abdominal Pressure.    Conventional insufflators require surgeons to insufflate the abdominal cavity to pressures ranging from 12mmHg to 15mmHg. This elevation of intra-abdominal pressure has a negative impact on pulmonary compliance, hemodynamics and renal function in laparoscopic surgery. Clinical studies have shown that these pressure levels are associated with numerous side-effects, including post-operative pain, opioid use and extended length of hospital stay, all of which negatively impact hospital profitability.

    •
    Challenging Management of Surgical Smoke.    Surgical smoke is typically vented through the trocar into the operating room, which frequently leads to a loss of pneumoperitoneum because it involves the sudden removal of large volumes of gas from the body. In addition, surgical smoke can expose operating room occupants to potential biohazards.

    •
    Limited Ability for Specimen Removal.    Surgeons must often break specimens down into smaller pieces to allow them to fit through the mechanical valves of a conventional trocar. This may result in the release of unwanted material, such as cancerous tissue and fluids into the body cavity. The mechanical valves of trocars can also trap specimens, making them more difficult to extract from the body.

    •
    Conventional Trocar Design.    Conventional trocars are ports through which cameras and instruments are inserted into the body to visualize the surgical site and perform surgery, respectively. Conventional trocars rely on mechanical valves to create a physical barrier to maintain pneumoperitoneum. These mechanical valves limit the size, shape and number of instruments and prosthetic materials that may be inserted or withdrawn through them. In addition, the mechanical valves themselves cause friction with the instruments inserted through them, hindering the ability to add or remove instruments or surgical specimens through the trocar, contributing to the risk of trocar dislodgement and reducing the surgeon's tactile feedback when engaging tissues and organs. Conventional trocars also incorporate a type of valve called a stopcock which manually controls the flow of gas into or out of the trocar. Stopcocks have small diameters that limit the rate of gas inflow required to maintain stable pneumoperitoneum in the event of significant air leaks or when surgeons use standard suction to clear the surgical field. We believe the limitations of conventional trocar design commonly result in longer procedure times and complications from instability of pneumoperitoneum.

Our Solution

We have developed AirSeal, the first and only integrated surgical access management system to address the limitations associated with conventional access devices, to provide improved clinical outcomes for patients and economic benefits for healthcare providers. The components of our proprietary AirSeal system are the AirSeal Valve-Free Access Port, Intelligent Flow System (iFS) unit and the AirSeal Filtered Tube Set (FTS). We believe Low Impact Surgery provides the following benefits as compared to conventional access devices:

    •
    Stable, Less Rigid State of Pneumoperitoneum.    AirSeal combines sophisticated real-time management of intra-abdominal pressure with a valve-free trocar that uses a proprietary gaseous pressure barrier to maintain pneumoperitoneum and dynamically responds to any pressure increases or decreases in real time.

    •
    Lower Pressure Procedures.    AirSeal enables procedures to be performed at up to 50% lower intra-abdominal pressure than conventional MIS procedures. The benefits of lower intra-abdominal pressure have been clinically demonstrated to include significantly reduced post-operative shoulder pain, need for post-operative pain medication and faster recovery times.

    •
    Integrated and Continuous Smoke Evacuation.    AirSeal continuously evacuates smoke from the abdominal cavity, providing uninterrupted visibility of the surgical field and reducing the risks of exposure to pathogen-laden surgical smoke among operating room occupants, while simultaneously maintaining stable pneumoperitoneum.

    •
    Intact Specimen Removal.    AirSeal access ports are valve-free, enabling surgeons to extract larger specimens without having to dissect them inside the body. We believe that intact specimen removal saves procedure time and reduces the risk of spreading unwanted material, such as cancerous tissue, inside the body cavity.

    •
    Improved Surgical Ergonomics.    AirSeal's patented valve-free access ports enable frictionless insertion or withdrawal of multiple small diameter instruments of both circular and non-circular geometries, implants, sutures and specimens without the risk of losing pneumoperitoneum.

    •
    Faster Procedure Times.    AirSeal has been clinically demonstrated to result in faster average operating times in various types of laparoscopic and robotic-assisted laparoscopic procedures.

Our Strategy

Our goal is to establish AirSeal as the standard of care for every laparoscopic and robotic-assisted laparoscopic procedure worldwide, increase the number of surgeries that can be performed with less invasive surgical approaches and broaden the population of patients for which MIS procedures may be applicable. To accomplish this goal, we are employing the following strategies:

    •
    Leverage our leading position in robotic-assisted MIS to establish Low Impact Surgery as the standard of care for laparoscopic procedures. Surgeons that perform robotic-assisted laparoscopy are typically the opinion leaders in laparoscopic surgery. We believe AirSeal is already the leading access technology utilized in robotic-assisted MIS. We intend to leverage our strong relationships with surgeons that perform robotic-assisted surgery to further penetrate into the larger general laparoscopic procedure market and ultimately become the standard of care in access technology.

    •
    Expand our sales organization to support growth.    We intend to expand our highly-trained direct sales organization and broaden our relationships with distributor partners to facilitate further adoption among existing hospital customers and broaden awareness of Low Impact Surgery in new hospitals.

    •
    Leverage our AirSeal technology to enable Low Impact Surgery for procedures not currently performed using a minimally invasive approach.    We intend to continue leveraging our AirSeal technology and extending the benefits of Low Impact Surgery to broader patient populations, including patients typically treated with surgical procedures performed via open access.

    •
    Deliver cost-effective solutions that extend the clinical and economic benefits of our AirSeal to high-volume laparoscopic procedures.    We intend to leverage the improved surgical working conditions and clinical outcomes enabled by AirSeal, and the less invasive access provided by our proprietary line of Low Impact micro-laparoscopic instruments to enable hospitals to perform higher volume procedures such as laparoscopic cholecystectomy more cost effectively.

    •
    Conduct further clinical studies documenting the clinical and economic benefits of Low Impact Surgery.    We intend to continue to invest in further clinical studies in order to support the publication of peer reviewed articles that validate the clinical and economic benefits of Low Impact Surgery.

    •
    Selectively pursue opportunities to enhance our product offerings.    We intend to continue to expand applications of our AirSeal technology and vigorously protect those innovations through patent applications. We may also opportunistically pursue the licensing or acquisition of complementary products and technologies to strengthen our market position or improve product margins.

Risks Associated with Our Business

Our business is subject to numerous risks, including:

    •
    If we are unable to convince hospital facilities to approve the use of our devices, our sales may decrease;

    •
    We must demonstrate to surgeons and hospitals the merits of our devices to facilitate greater adoption of our devices;

    •
    Our ability to sell our devices at prices necessary to support our current business strategies depends on demonstrating that the benefits of devices incorporating our AirSeal technology outweigh the increased cost of such devices compared to other surgical access methods;

    •
    We have a history of net losses, expect to incur net losses in the future and may never achieve or sustain profitability;

    •
    Our business and products are subject to extensive governmental regulation and oversight, and our failure to comply with applicable regulatory requirements could harm our business;

    •
    The safety and efficacy of some of our products is not yet supported by long-term clinical data, which could limit sales, and our products might therefore prove to be less safe or effective than initially anticipated; and

    •
    If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect our intellectual property, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Our Corporate Information

We were incorporated under the laws of the state of Delaware in November 2005. Our principal executive offices are located at 488 Wheelers Farms Road, Milford, Connecticut 06461, and our telephone number is (203) 799-2400. Our website address is www.surgiquest.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An "emerging growth company" may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

    •
    being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

    •
    not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

    •
    reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

    •
    exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

 THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of common stock.
Use of proceeds

We intend to use the net proceeds from this offering to (i) expand our sales and marketing efforts relating to our U.S. and international sales presence, (ii) continue to invest in our research and development program, (iii) continue clinical research documenting the benefits of our technology, (iv) satisfy an estimated $         million royalty buyout obligation to IP Technologies, LLC triggered by this offering and (v) for working capital and general corporate purposes. We may also use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. See "Use of Proceeds."

Directed share program

At our request, the underwriters have reserved up to shares of common stock, or approximately         % of the shares of common stock offered by this prospectus, for sale, at the initial public offering price, to our directors, officers, employees and other parties associated with us. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Proposed symbol	" "

The number of shares of our common stock to be outstanding after this offering is based on 15,806,926 shares of our common stock outstanding as of June 30, 2015, after giving effect to the conversion of shares of our redeemable convertible preferred stock outstanding as of June 30, 2015 into an aggregate of 14,400,960 shares of our common stock upon the closing of this offering, and excludes:

    •
    1,039,579 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015, at a weighted-average exercise price of $0.92 per share;

    •
    472,515 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2015, at a weighted-average exercise price of $3.85 per share; and

    •
    348,305 shares of our common stock reserved for future issuance under our 2015 Incentive Award Plan, or the 2015 Plan, which will become effective prior to the closing of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

    •
    the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 14,400,960 shares of common stock, which will occur upon the closing of this offering;

    •
    no exercise of outstanding options or warrants after June 30, 2015;

    •
    the filing of our seventh amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur upon the closing of this offering; and

    •
    no exercise by the underwriters of their option to purchase additional shares of our common stock.

 SUMMARY FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our summary financial data. The statement of operations data for the years ended December 31, 2013 and 2014 are derived from our audited financial statements appearing elsewhere in this prospectus. The balance sheet data as of June 30, 2015 and the statement of operations for the six months ended June 30, 2014 and 2015 are derived from our unaudited condensed financial statements appearing elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as the audited financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of our future results and our operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2015 or any other interim periods or any future year or period. You should read the following information together with our financial statements and the related notes included elsewhere in this prospectus and the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014		2014	2015
				(Unaudited)
	(In thousands, except per share and share amounts)
Statement of operations data:
Revenues	$19,102		$30,249	$13,442		$22,872
Cost of goods sold	10,195		15,171	6,639		10,618

Gross profit	8,907		15,078	6,803		12,254

Selling, general and administrative expenses	13,835		24,482	10,773		16,952
Research and development expenses	2,029		2,909	1,409		1,935

	15,864		27,391	12,182		18,887

Operating loss	(6,957)		(12,313)	(5,379)		(6,633)
Other (expense) income:
Interest expense	(909)		(2,146)	(1,118)		(1,162)
Interest income	12		31	16		12
Other (expense) income, net	(414)		(388)	(204)		(284)

Total other (expense) income, net	(1,311)		(2,503)	(1,306)		(1,434)

Net loss	(8,268)		(14,816)	(6,685)		(8,067)
Cumulative preferred stock dividends	(1,978)		(2,156)	(1,078)		(1,495)
Preferred stock accretion	(5,257)		(5,292)	(2,658)		(4,122)

Net loss attributable to common shareholders	$(15,502)		$(22,264)	$(10,421)		$(13,684)

Per share data:
Basic and diluted net loss per share attributable to common stockholders(1)	$(13.45)		$(18.03)	$(8.51)		$(9.88)

Weighted average outstanding common shares used in computing net loss per share attributable to common stockholders:
Basic and diluted(1)	1,152,665		1,235,111	1,223,959		1,385,577

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)(2)		$			$

Weighted average outstanding common shares used in computing pro forma net loss per share attributable to common stockholders:
Basic and diluted (unaudited)(2)

(1)
See Note 3 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic and diluted net loss per share attributable to common stockholders.

(2)
The unaudited pro-forma weighted average outstanding common shares used in computing pro-forma net loss per share attributable to stockholders (basic and diluted) has been prepared to give the effect of automatic conversion of all outstanding shares of convertible preferred stock into             shares of common stock.

	As of June 30, 2015 (Unaudited) (In thousands)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Balance sheet data:
Cash and cash equivalents	$15,993	$	$
Total assets	32,557
Current liabilities	14,197
Total debt	24,888
Total stockholders' deficit	(97,137)

(1)
The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 14,400,960 shares of common stock upon the closing of this offering.

(2)
In addition to the pro forma adjustments set forth in footnote 1, gives further effect to the sale by us of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders' deficit by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us, at the assumed initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total stockholders' deficit by approximately $          million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information discussed above is illustrative only and will change depending on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to our Business and Strategy

If we are unable to convince hospital facilities to approve the use of our devices, our sales may decrease.

In the United States, in order for surgeons to use our devices, the hospital facilities where these surgeons treat patients will typically require us to receive approval from the facility's value analysis committee, or VAC. VACs typically review the comparative effectiveness and cost of medical devices used in the facility. The makeup and evaluation processes for VACs vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant VAC. For example, even if we have an agreement with a hospital system for purchase of our devices, in most cases, we must obtain VAC approval by each hospital within the system to sell at that particular hospital. Additionally, hospitals typically require separate VAC approval for each specialty in which our device is used, which may result in multiple VAC approval processes within the same hospital even if such device has already been approved for use by a different specialty group. We often need VAC approval for each different device to be used by the surgeons in that specialty. In addition, hospital facilities and group purchasing organizations, or GPOs, which manage purchasing for multiple facilities, may also require us to enter into a purchasing agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly and time consuming effort. If we do not receive access to hospital facilities in a timely manner, or at all, via these VAC and purchasing contract processes, or otherwise, or if we are unable to secure contracts on commercially reasonable terms in a timely manner, or at all, our operating costs will increase, our sales may decrease and our operating results may be harmed. Furthermore, we may expend significant effort in these costly and time-consuming processes and still may not obtain VAC approval or a purchase contract from such hospitals or GPOs.

We must demonstrate to surgeons and hospitals the merits of our devices to facilitate greater adoption of our devices.

Surgeons play a significant role in determining the devices used in the operating room and in assisting in obtaining approval by the relevant VAC. Our devices have higher upfront costs than conventional access devices, so educating surgeons on the benefits of our devices compared to conventional access devices requires a significant commitment by our marketing team and sales organization. Surgeons and hospitals may be slow to change their practices because of familiarity with existing devices, perceived risks arising from the use of new devices, lack of experience using new devices, lack of clinical data supporting the benefits of such devices or the cost of new devices. There may never be widespread adoption of our devices by surgeons and hospitals. If we are unable to educate surgeons and hospitals about the advantages of devices incorporating our AirSeal technology, as compared to surgical methods which do not incorporate this technology, we may face challenges in obtaining approval by the relevant VAC, and we will not achieve significantly greater market acceptance of our devices, gain momentum in our sales activities, significantly grow our market share or grow our revenue and our business and financial condition will be adversely affected.

Our ability to sell our devices at prices necessary to support our current business strategies depends on demonstrating that the benefits of a device incorporating our AirSeal technology outweigh the increased cost of such devices compared to other surgical access methods.

Hospital and other healthcare provider customers that purchase our devices typically bill various third-party payors to cover all or a portion of the costs and fees associated with the surgical procedures in which our devices are used and bill patients for any deductibles or copayments. Supplies used in surgery, such as our devices, are typically not separately reimbursed by third-party payors, but are rather included in the overall reimbursement for the procedure involved. Because there is no separate reimbursement for medical devices and supplies used in surgical procedures, the additional cost associated with the use of our devices can impact the profit margin of the hospital or surgery center where the surgery is performed. If reimbursement is inadequate, hospitals may choose to use less expensive instruments or devices that do not include our AirSeal technology. Some of our target customers may be unwilling to adopt our devices in light of the additional associated cost. Our success depends on our ability to convince such cost-restricted customers that the potential benefits of using our devices, such as AirSeal outweigh the additional cost of such devices.

We are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an early, commercial-stage company and have a limited operating history. We began our operations in 2006 and began a commercial launch of our AirSeal products in 2009. Our limited commercial operating history may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, it could have a material adverse effect on our revenue, results of operations and business.

We have a history of net losses, expect to incur net losses in the future and may never achieve or sustain profitability.

We have historically incurred substantial net losses, including net losses of $8.1 million for the six months ended June 30, 2015, $14.8 million for the year ended December 31, 2014 and $8.3 million for the year ended December 31, 2013. As of June 30, 2015, we had an accumulated deficit of $96.8 million. Although we have started generating limited revenue, we expect our losses to continue in the near term as a result of increased commercialization costs, increased cost of goods sold, including manufacturing costs and research and development expenses. These losses have had, and will continue to have, an adverse effect on our working capital, total assets and stockholders' deficit. Because of the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and subsequently sustain profitability could have a material adverse effect on our results of operations and business.

Our independent registered public accounting firm has identified a material weakness in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

Although we did not engage our independent registered public accounting firm to conduct an audit of our internal control over financial reporting, in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2014 and 2013, our independent registered public accounting firm informed us that they identified a material weakness relating to our internal control over financial reporting under standards established by the PCAOB. The PCAOB defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The material weakness identified by our independent registered public accounting firm related to adjustments made in connection with their audit of our financial statements due to our accounting department's lack of depth and technical accounting knowledge necessary to properly account and report on complex accounting matters. We are evaluating a number of actions to remediate this material weakness. We cannot assure you when we will remediate such weakness, nor can we be certain of whether additional actions will be required or the costs of any such actions.

We may need to take additional measures to fully mitigate these issues, and the measures we have taken, and expect to take, to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weakness or other material weaknesses or deficiencies will not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or deficiencies may be identified in the future. If we are unable to correct material weaknesses or deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

We operate in a highly competitive market segment. If our competitors are better able to market and develop devices than we are able to market or develop devices, our business will be adversely impacted.

The MIS access device industry is highly competitive. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and devices for MIS access. Any device we develop will have to compete for market acceptance and market share. We believe that the primary competitive factors in the MIS access device market segment are clinical safety and effectiveness, price, surgeon experience and comfort with use of particular MIS access devices, reliability and durability, ease of use, device support and service, salesforce experience and relationships. We face significant competition in the United States and internationally in the MIS access device market, and we expect the intensity of competition will increase over time. Surgeons and hospitals typically use MIS access devices, and if we cannot convince surgeons and hospitals of the benefits of using our devices in addition to, or as an alternative to, other MIS access devices, or, of the benefits of using our products instead of using competing products, our business may be harmed. Some of our main competitors include Stryker Corporation, Karl Storz Endoscopy-America, Inc., Olympus Corporation and Richard Wolf Medical Instruments Corporation (insufflators); Ethicon Endo-Surgery, LLC (a subsidiary of Johnson & Johnson), Covidien plc and Applied Medical Resources Corporation (trocars); numerous generic manufacturers of insufflation tubing; and other general surgical instrument companies that supply MIS access devices. Many of the companies developing or marketing competing products enjoy several competitive advantages, including:

    •
    more established sales and marketing programs and distribution networks;

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    long established relationships with surgeons and hospitals;

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    contractual relationships with customers;

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    products that have already received approval from the relevant VACs;

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    greater financial and human resources for product development, sales and marketing;

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    greater name recognition;

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    the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives; and

    •
    greater experience in and resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

Our competitors may develop and patent processes or devices earlier than us, obtain regulatory clearance or approvals for competing devices more rapidly than us or develop more effective or less expensive devices or technologies that render our technology or devices obsolete or less competitive. We also face fierce competition in recruiting and retaining qualified sales, scientific and management personnel. If our competitors are more successful than us in these matters, our business may be harmed.

Substantially all of our revenue is generated from our AirSeal system.

We generate substantially all of our revenue from the commercialization of the AirSeal system, and we expect this to continue for the foreseeable future. Customers may decide not to purchase the AirSeal system, or our customers may decide to cancel orders due to changes in treatment offerings, research and product development plans, adverse clinical outcomes, difficulties in obtaining coverage or reimbursement for our devices, complications with manufacturing or utilization of similar technology developed by other parties, all of which are circumstances outside of our control.

Furthermore, demand for the AirSeal system may not increase as quickly as we predict, and we may be unable to increase our revenue levels as we expect. Even if we succeed in increasing adoption of these systems by surgeons, hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features or indications for these systems, we may not be able to generate sufficient revenue to achieve profitability.

The loss of members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our future success depends on our ability to recruit, train, retain and motivate key personnel, including members of our senior management team, our research and development personnel, science and engineering staff, laboratory staff, sales teams and marketing personnel. The individual and collective efforts of these employees will be important as we continue to develop our AirSeal products and additional products, and as we expand our commercial activities. We do not maintain fixed-term employment contracts or key man life insurance with any of our employees, other than our CEO. Competition for highly-skilled and qualified personnel is intense. Our growth depends, in particular, on attracting, retaining and motivating highly trained sales personnel with the proper scientific or business backgrounds. We face competition from universities and public and private research institutions in recruiting highly scientific personnel. In addition, we may need additional employees at our facilities to meet demand for our products as we grow our sales and marketing operations. Because of the complex and technical nature of our products and the dynamic industry in which we compete, any failure to attract, train, retain and motivate highly qualified personnel could materially harm our operating results and growth prospects.

If we are unable to maintain and expand our network of direct sales representatives and distributors, we may not be able to generate anticipated sales.

We currently market and sell our products in the United States and internationally through a multi-channel sales organization comprised of sales managers, direct sales representatives, clinical education specialists and distributors. The vast majority of our revenues are generated from sales to hospital customers through our direct sales representatives and distributors. Our operating results are directly dependent upon the sales and marketing efforts of not only our direct sales representatives, but also our distributors. We may not be successful in maintaining strong relationships with our distributors. If our direct sales representatives or distributors fail to adequately promote, market and sell our products, our sales could significantly decrease.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the individuals who make up that network. Our distributors may not be able to successfully market and sell our products and may not devote sufficient time and resources to support the marketing and selling efforts that enable the products to develop, achieve or sustain market acceptance in their respective jurisdictions. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, and we are dependent on their ability to do so effectively.

If any of our direct sales representatives were to leave us, our sales could be adversely affected. If a direct sales representative were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified direct sales representatives to work with us. Failure to hire or retain qualified direct sales representatives would prevent us from expanding our business and generating sales.

As a result of our reliance distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these distributors become unsatisfactory, including the failure of such distributors to properly train surgeons and clinicians in the use of our products, we may experience delays in meeting our customers' product demands and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose current or potential customers.

As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled direct sales representatives with significant technical knowledge in various areas. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, new hires may not become as productive as may be necessary to maintain or increase our sales.

If we are unable to expand our sales and marketing capabilities domestically and internationally, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations and financial condition.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We rely on a number of suppliers who manufacture certain components of our devices. We do not have long-term supply agreements with most of our suppliers, and, in many cases, we purchase finished goods on a purchase order basis. Our suppliers may encounter problems during manufacturing for a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

    •
    some of our suppliers are smaller and may not be able to weather sustained downturns;

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    we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

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    price fluctuations due to a lack of long-term supply arrangements with our suppliers for components or finished goods;

    •
    our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our devices or cause delays in shipment;

    •
    we may have difficulty locating and qualifying alternative suppliers;

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    switching components or suppliers may require device redesign and possibly premarket submission to the U.S. Food and Drug Administration, or FDA;

    •
    the failure of our suppliers to comply with strictly enforced regulatory requirements, which could result in disruption of supply or increased expenses;

    •
    the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect the supplier's ability to deliver components or finished goods to us in a timely manner; and

    •
    our suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

If our third-party suppliers are unable to deliver us quality products in a timely manner, our results of operations could be adversely impacted.

We rely on single-source suppliers for certain of our components and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on World of Medicine AG to manufacture our iFS unit. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing this product, and if we cannot then obtain an acceptable substitute. If we are required to transition to a new third-party manufacturer for our iFS unit, we believe that there are only a few other manufacturers that are currently capable of manufacturing the device. Any such interruption could harm our reputation, business, financial condition and results of operations.

Furthermore, if we are required to change the manufacturer of a critical component of our products or the assembly manufacturer of our unfinished goods, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. We currently do not carry inventory for components for more than 3 months at any given time. Transitioning to a new supplier could be time-consuming, and may result in interruptions in our operations and product delivery. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely manner or cost-effectively.

We may not be able to secure alternative equipment and materials and utilize such equipment and materials without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and components we require for our devices, our reputation, business, financial condition and results of operations could be negatively impacted.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

We bear the risk of warranty claims on our devices.

We bear the risk of warranty claims on the AirSeal iFS unit, to the extent that they exceed warranty coverage provided by our suppliers. If warranty claims result in material liabilities, our business, financial condition and results of operations could be harmed.

We generate a significant portion of our revenue internationally and are subject to various risks relating to our international activities which could adversely affect our operating results.

We currently have significant international operations. Doing business internationally involves a number of difficulties and risks, including:

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    required compliance with existing and changing foreign healthcare and other regulatory requirements and laws, such as those relating to patient privacy, security of patient information and/or handling of bio-hazardous waste;

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    required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and U.K. Bribery Act, privacy and data security requirements, labor laws and anti-competition regulations;

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    export or import restrictions;

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    various reimbursement and insurance regimes;

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    laws and business practices favoring local companies;

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    longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

    •
    political and economic instability;

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    potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

    •
    foreign exchange controls;

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    difficulties and costs of staffing and managing foreign operations; and

    •
    difficulties protecting or procuring intellectual property rights.

As we expand internationally, our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Our expenses are denominated in the currencies in which our operations are located, which is in the United States. If the value of the U.S. dollar increases relative to foreign currencies in the future, in the absence of a corresponding change in local currency prices, our future revenue could be adversely affected as we convert future revenue from local currencies to U.S. dollars.

If we are unable to manage these risks effectively, our business, operating results and prospects could suffer.

We may face product liability claims that could result in costly litigation and significant liabilities, and we may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Manufacturing and marketing of our commercial devices and clinical testing of our devices under development, may expose us to product liability and other tort claims. Furthermore, surgeons may misuse our devices or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Regardless of the merit or eventual outcome, product liability claims may result in:

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    significant litigation costs;

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    distraction of management's attention from our primary business;

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    impairment of our business reputation;

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    heightened regulatory scrutiny of our devices by FDA and foreign regulatory agencies;

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    the inability to commercialize our devices;

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    decreased demand for our devices or devices in development, if cleared or approved;

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    device recall or withdrawal from the market;

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    withdrawal of clinical trial participants;

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    substantial monetary awards to patients or other claimants; or

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    loss of revenue.

Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate, and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. If we are unable to obtain insurance in the future at an acceptable cost or on acceptable terms with adequate coverage, we will be exposed to significant liabilities.

We may not be able to gain the support of leading hospitals and key opinion leaders, which may make it difficult to establish our AirSeal products as a standard of care and may limit our revenue growth and ability to achieve profitability.

Our strategy includes developing relationships with surgeons, key opinion leaders and leading hospitals in the medical, surgical and related fields. If such potential users do not conclude that our AirSeal products are clinically effective enough to displace current technology, or if we encounter difficulty promoting adoption or establishing our AirSeal products as a standard of care in the surgical field, our business could be significantly affected.

Consolidation among our customers and in the healthcare industry as a whole could lead to demands for price concessions or to the exclusion of some suppliers such as us from certain of our markets, which could have an adverse effect on our business, results of operations or financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers, including us, from important market segments as GPOs, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for hospitals. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, results of operations or financial condition.

Our future capital needs are uncertain, and we may need to raise additional funds in the future.

We believe that our existing cash, together with cash receipts from the sales of our products and the net proceeds from this offering, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. However, we may need to raise substantial additional capital to:

    •
    expand our product offerings;

    •
    expand our sales and marketing infrastructure;

    •
    increase our manufacturing capacity;

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    fund our operations;

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    fund our additional clinical studies; or

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    continue our research and development activities.

Our future funding requirements will depend on many factors, including:

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    commercial market acceptance of our products;

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    the cost and timing of establishing sales, marketing and distribution capabilities;

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    the cost of our research and development activities;

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    the ability of healthcare providers to obtain coverage and adequate reimbursement by third-party payors for procedures using our products;

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    our ability to obtain any necessary approvals or clearances from regulatory authorities to market our products;

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    the cost and timing of any necessary regulatory approvals or clearances;

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    the cost of goods associated with our products;

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    the effect of competing technological and market developments; and

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    the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements for products, although we currently have no commitments or agreements to complete any such transactions.

We may not be able to acquire additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets or delay, reduce the scope of or eliminate some or all of our development programs.

If we do not have, or are not able to obtain, sufficient funds, we may be required to delay development or commercialization of our products or license to third parties the rights to commercialize our products or technologies that we would otherwise seek to commercialize ourselves. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2014, we had federal net operating loss carryforwards, or NOLs, of $58.8 million, which are available to offset future taxable income, if any, through 2019. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We may have already experienced one or more ownership changes. Depending on the timing of any future utilization of our carryforwards, we may be limited as to the amount that can be utilized each year as a result of such previous ownership changes. In addition, future changes in our stock ownership, including this or future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code. Our NOLs may also be impaired under similar provisions of state law. Furthermore, we may not be able to generate sufficient taxable income to utilize our NOLs before they expire. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate: (1) U.S. laws and FDA regulations, and the laws and regulations of other similar foreign regulatory bodies, including those laws and regulations that require the reporting of true, complete and accurate information, including financial and operating data, to regulatory bodies; (2) manufacturing standards; or (3) healthcare fraud and abuse laws and regulations in the United States and similar foreign fraudulent misconduct laws. Compliance with these laws and regulations may impact, among other things, our activities with principal investigators and research subjects, as well as our sales, marketing and education programs. In particular, the promotion, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent misconduct, including fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation.

It is not always possible to identify and deter misconduct by employees and other third parties. The precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Any of these actions or investigations could result in substantial costs to us, including legal fees, and divert the attention of management from the operation of our business.

Our long-term growth depends on our ability to develop and commercialize additional devices.

The medical device industry is highly competitive and subject to rapid change and technological advancements. Therefore, it is important to our business that we continue to enhance our device offerings and introduce new devices. Developing new devices is expensive and time-consuming and could divert management's attention away from our core business. Even if we are successful in developing additional devices, the success of any new device offering or enhancements to existing devices will depend on several factors, including our ability to:

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    properly identify and anticipate surgeon and patient needs;

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    develop and introduce new devices or device enhancements in a timely manner;

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    develop an effective and dedicated sales and marketing team;

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    avoid infringing upon the intellectual property rights of third-parties;

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    demonstrate, if required, the safety and efficacy of new devices with data from preclinical studies and clinical trials;

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    obtain the necessary regulatory clearances or approvals for new devices or device enhancements;

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    be fully FDA-compliant with marketing of new devices or modified devices;

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    provide adequate training to potential users of our devices; and

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    receive adequate coverage and reimbursement for procedures performed with our devices.

If we are unsuccessful in developing and commercializing additional devices in other areas, our ability to increase our revenue may be impaired.

New technologies, techniques or products could emerge that might offer better combinations of price and performance than the products and services that we plan to offer. Existing markets for our intended surgical devices are characterized by rapid technological change and innovation. It is critical to our success that we anticipate changes in technology and customer requirements and physician, hospital and healthcare provider practices. It is also important that we successfully introduce new, enhanced and competitive products to meet our prospective customers' needs on a timely and cost-effective basis. At the same time, however, we must carefully manage our introduction of new products. If potential customers believe that such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also continue to offer older obsolete products as we transition to new products, and we may not have sufficient experience managing product transitions. If we do not successfully innovate and introduce new technology into our anticipated product lines or successfully manage the transitions of our technology to new product offerings, our revenue, results of operations and business could be adversely impacted.

Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, industry standards, distribution reach or customer requirements. We anticipate that we will face strong competition in the future as current or future competitors develop new or improved products and as new companies enter the market with novel technologies.

If our facilities are damaged or become inoperable, we will be unable to continue to research, develop and manufacture our devices and, as a result, there will be an adverse impact on our business until we are able to secure a new facility.

Our facility and equipment would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire, vandalism and power outages, which may render it difficult to operate our business for some period of time. While we have taken precautions to safeguard our facilities, any inability to operate our business during such periods could lead to the loss of customers or harm to our reputation. We also possess insurance for damage to our property and the disruption of our business, but this insurance may not be sufficient to cover all of our potential losses and this insurance may not continue to be available to us on acceptable terms, or at all.

If we experience significant disruptions in our information technology systems, our business, results of operations and financial condition could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage:

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    sales and marketing, accounting and financial functions;

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    inventory management;

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    engineering and product development tasks; and

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    our research and development data.

Our information technology systems are vulnerable to damage or interruption from:

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    earthquakes, fires, floods and other natural disasters;

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    terrorist attacks and attacks by computer viruses or hackers;

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    power losses; and

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    computer systems, or Internet, telecommunications or data network failures.

We do not have redundant systems. The failure of our information technology systems to perform as we anticipate or our failure to effectively implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, excess inventory and product shortages, all of which could have a material adverse effect on our reputation, business, results of operations and financial condition.

If we fail to properly manage our anticipated growth, our business could suffer.

We have been growing rapidly in recent periods and have a relatively short history of operating as a commercial company. We intend to continue to grow and may experience periods of rapid growth and expansion. Future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative personnel, information technology systems and other operational infrastructure. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals. To achieve our revenue goals, we must continue to hire, train, retain and motivate skilled personnel.

In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

We must also successfully increase production output to meet expected customer demand. In the future, we may experience difficulties with production yields, quality control, component supply and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenues.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically lower during the summer months and winter holidays due to the timing of MIS procedures. As a result, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We face risks and potential liabilities related to handling hazardous materials and other regulations governing environmental safety.

Our operations are subject to complex and stringent environmental, health, safety and other governmental laws and regulations that both public officials and private individuals may seek to enforce. Our activities that are subject to these regulations include, among other things, our use of hazardous materials and the generation, transportation and storage of waste. We may not be in material compliance with these regulations at all times. Existing laws and regulations may also be revised or reinterpreted, or new laws and regulations may become applicable to us, whether retroactively or prospectively. Such revisions, reinterpretations or new law and regulations may have a negative effect on our business and results of operations. It is also impossible to completely eliminate the risk of accidental environmental contamination or injury to individuals. In such an event, we could potentially be liable for any damages that result, which could adversely affect our business.

Acquisitions or joint ventures could disrupt our business, cause dilution to our stockholders and otherwise harm our business.

We may acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. We have not made any acquisitions to date, and, as such, our ability to do so successfully is unproven. Any of these potential transactions could be material to our financial condition and operating results and expose us to many risks, including:

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    disruption in our relationships with future customers or with current or future partners or suppliers as a result of such a transaction;

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    unanticipated liabilities related to acquired companies;

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    difficulties integrating any acquired personnel, technologies and operations into our existing business;

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    diversion of management time and focus from operating our business to transaction integration challenges;

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    increases in our expenses and reductions in our cash available for operations and other uses;

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    possible write-offs or impairment charges relating to acquired businesses; and

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    inability to develop a sales force for any additional products.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with certain countries.

Also, the anticipated benefit of any acquisition may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition.

Provisions of our debt instruments may restrict our ability to pursue our business strategies.

Our credit facilities require us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

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    convey, lease, sell, transfer, assign or otherwise dispose of assets;

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    change the nature or location of our business;

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    complete mergers or acquisitions;

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    incur indebtedness;

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    encumber certain of our assets;

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    pay dividends or make other distributions to holders of our capital stock (other than dividends paid solely in common stock);

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    make certain specified investments;

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    change certain key management personnel; and

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    engage in material transactions with our affiliates.

These restrictions could inhibit our ability to pursue our business strategies. If we default under our credit facilities, and such event of default was not cured or waived, our lenders may terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon a default.

We may incur additional indebtedness in the future. The debt instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed collection against the collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation.

Economic or business instability may have a negative impact on our business.

Continuing concerns over U.S. health care reform legislation, geopolitical issues and government stimulus programs in the United States and other countries have contributed to volatility for the global economy. If the economic climate worsens, our business, including our access to patient samples and the addressable market for our products that we may successfully develop, as well as the financial condition of our suppliers and our commercial third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations. In the event of an economic slowdown, investment in bioinformatics and genetic research and development may also experience a corresponding slowdown.

Risks Related to Government Regulation

The safety and efficacy of some of our products is not yet supported by long-term clinical data, which could limit sales, and our products might therefore prove to be less safe or effective than initially anticipated.

Our products that we market in the United States are regulated as medical devices by the FDA and have received premarket clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or the FDCA. In the 510(k) clearance process, before a device may be marketed the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the U.S. market pursuant to an approved premarket approval, or PMA, application and later downclassified, or a 510(k)-exempt device. This process is typically shorter and generally requires the submission of less supporting documentation than the FDA's PMA process and does not always require long-term clinical studies.

In the European Economic Area, or EEA, manufacturers of medical devices are required by the Medical Devices Directive to collect post-marketing clinical data in relation to their CE marked medical devices. Post-market surveillance includes the conduct of post-market clinical follow-up studies permitting manufacturers to gather information concerning quality, safety or performance of medical devices after they have been placed on the market in the EU. All information collected as part of the post-market surveillance process must be reviewed, investigated and analyzed on a regular basis in order to determine whether trending conclusions can be made concerning the safety or performance of the medical device and decisions must be taken in relation to the continued marketing of medical devices currently on the market. We expect to incur ongoing costs to comply with these post-market clinical obligations in all CE accepting countries and other EEA markets for so long as we continue to market and sell products in those markets. We anticipate that these costs will be immaterial going forward.

Given the foregoing regulatory environment in which we operate, we lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and the benefits they offer that might have been generated if they had been authorized for marketing pursuant to the PMA process. For these reasons, surgeons and other clinicians may be slow to adopt our products, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that use of our products does not improve patient outcomes. Such results would slow the adoption of our products by surgeons, would significantly reduce our ability to achieve expected sales and could prevent us from achieving and maintaining profitability.

If future patient studies or clinical testing do not support our belief that our products are advantageous, market acceptance of our products could fail to increase or could decrease and our business could be harmed. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA or other governmental clearance or approval or CE Certificates of Conformity, significant legal liability or harm to our business reputation.

If we choose to, or are required to, conduct additional studies, such studies or experience could reduce the rate of coverage and reimbursement by both public and private third-party payors for procedures that are performed with our products, slow the market adoption of our products by physicians, significantly reduce our ability to achieve expected revenues and prevent us from becoming profitable.

If we or our suppliers fail to comply with the FDA's Quality System Regulation, our manufacturing operations could be delayed or shut down and our sales could suffer.

Our manufacturing processes and those of our third-party suppliers are required to comply with the FDA's Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. We are also subject to similar state requirements and licenses. If we or our suppliers and contract manufacturers are found to be in violation of the QSR or comparable regulatory requirements, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate and prompt corrective action in response to an adverse inspection could result in, among other things, a partial or total shut-down of our manufacturing operations, significant fines, consent decrees, injunctions, untitled letters, warning letters, injunctions, customer notifications or repair, replacement, refunds, recall, detention or seizure of our products, suspension of marketing clearances and approvals, seizures or recalls of our devices, operating restrictions, refusal to grant export approval for our products, refusing or delaying our requests for 510(k) clearance or PMA approval of new products or modified products, withdrawing 510(k) clearances or PMA approvals that have already been granted and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our devices and cause revenues to decline.

Many of our customers are required to comply with the federal Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act and implementing regulation affecting the transmission, security and privacy of health information, and failure to comply could result in significant penalties.

Numerous federal and state laws and regulations, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act govern the collection, dissemination, security, use and confidentiality of health information that identifies specific patients. HIPAA and the HITECH Act require our surgeon and hospital customers to comply with certain standards for the use and disclosure of health information within their companies and with third parties. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only these Covered Entities, the HITECH Act makes certain of HIPAA's privacy and security standards also directly applicable to Covered Entities' business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards.

HIPAA requires Covered Entities (like many of our customers) and business associates to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The HITECH Act expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. The HITECH Act also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

We are not currently required to comply with HIPAA or the HITECH Act because we are neither a Covered Entity nor a business associate. However, in administering our warranties and complying with FDA required device tracking, we do regularly handle confidential and personal information similar to that which these laws seek to protect. We also occasionally encounter hospital customers who pressure us to sign Business Associate Agreements, or BAAs, although, to date, we have refused, given that we do not believe we are business associates to such Covered Entities under HIPAA or the HITECH Act. If the law or regulations were to change or if we were to agree to sign a BAA, the costs of complying with the HIPAA standards are burdensome and could have a material adverse effect on our business. In addition, under such situations there would be significant risks and financial penalties for us if we were then found to have violated the laws and regulations that pertain to Covered Entities and business associates.

Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations. If we do not comply with existing or new applicable federal or state laws and regulations related to patient health information, we could be subject to criminal or civil sanctions and any resulting liability could adversely affect our financial condition.

In addition, countries around the world have passed or are considering legislation that would impose data breach notification requirements and/or require that companies adopt specific data security requirements. If we experience a data breach that triggers one or more of these laws, we may be subject to breach notification obligations, civil liability and litigation, all of which could also generate negative publicity and have a negative impact on our business. For additional discussion of the data privacy laws and regulations applicable to us, see "Business — Government Regulation — Federal, State, and Foreign Fraud and Abuse, Data Privacy and Security and Physician Payment Transparency Laws."

Healthcare policy changes, including recent federal legislation to reform the U.S. healthcare system, may have a material adverse effect on us.

In March 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or PPACA. Among other things, PPACA:

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    requires certain medical device manufacturers to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices. This excise tax has resulted in an increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful, the increased tax burden could have an adverse effect on our results of operations and cash flows;

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    establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

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    implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

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    establishes an Independent Payment Advisory Board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate, any of which may adversely affect numerous aspects of our business.

In addition, other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On August 2, 2011, under the Budget Control Act of 2011 payments to Medicare providers are cut under a sequestration process by 2% each year relative to baseline spending through 2021. This policy was subsequently extended through 2024. In the Protecting Access to Medicare Act, the sequestration policy was frontloaded for the year 2024 such that Medicare providers would be cut 4% in the first half of 2024 and 0% in the second half of 2024. Due to subsequent legislative amendments to the statute, these cuts will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare devices and services, which could result in reduced demand for our devices or additional pricing pressures. For additional discussion of healthcare reform see "Business — Healthcare Reform."

Our devices may in the future be subject to recalls or voluntary market withdrawals that could harm our reputation, business and financial results.

Manufacturers may, on their own initiative, initiate actions, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance or other reasons. Additionally, the FDA and similar foreign governmental authorities have the authority to require the recall of commercialized devices in the event of material deficiencies or defects in the design, manufacture or labeling in the event that a product poses an unacceptable risk to health. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. Manufacturers may, under their own initiative, conduct a device notification to inform surgeons of changes to instructions for use or of a deficiency, or of a suspected deficiency, found in a device. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include certain notifications and corrections as well as removals, of any of our devices, could divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers and reduce our ability to achieve expected revenues.

Further, under the FDA's Medical Device Reporting regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Any adverse event involving our products could result in future voluntary corrective actions, such as product actions or customer notifications, or regulatory authority actions, such as inspection, mandatory recall or other enforcement action. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results.

Moreover, depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, withdrawals or clearances or approvals or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future.

Legislative or regulatory reforms in the United States or Europe may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to produce, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices or the reimbursement thereof. In addition, the FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our devices. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) clearance process, the FDA initiated an evaluation, and in January 2011, announced several proposed actions intended to reform the clearance process. In addition, as part of the Food and Drug Administration Safety and Innovation Act, or FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance or approval. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to manufacture, market or distribute our devices or future products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

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    additional testing prior to obtaining clearance or approval;

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    changes to manufacturing methods;

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    recall, replacement or discontinuance of our systems or future products; or

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    additional record keeping.

Any of these changes could require substantial time and cost and could harm our business and our financial results.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the EU Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation (the Medical Devices Regulation). Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices.

In October 2013, the European Parliament approved a package of reforms to the European Commission's proposals. Under the revised proposals, only designated "special notified bodies" would be entitled to conduct conformity assessments of high-risk devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The European Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group, or MDCG (a new, yet to be created, body chaired by the European Commission, and representatives of EEA Member States), for an opinion. These new procedures may result in a longer or more burdensome assessment of our new products.

We are subject to federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

Our operations are, and will continue to be, directly and indirectly affected by various federal, state or foreign healthcare laws, including, but not limited to, those described below. These laws include:

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    the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-kickback Statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000, imprisonment of up to five years, civil penalties under the Civil Monetary Penalties Law of up to $50,000 for each violation, plus three times the remuneration involved, civil penalties under the federal False Claims Act of up to $11,000 for each claim submitted, plus three times the amounts paid for such claims and exclusion from participation in the Medicare and Medicaid programs;

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    the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal third-party payors that are false or fraudulent. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, commonly known as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, the government may impose penalties of not less than $5,500 and not more than $11,000, plus three times the amount of the damages that the government sustains due to the submission of a false claim and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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    the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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    HIPAA, as amended by the HITECH Act, and their respective implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information. Failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties up to $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of an identical provision, and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. State attorneys general can bring a civil action to enjoin a HIPAA violation or to obtain statutory damages up to $25,000 per violation on behalf of residents of his or her state. HIPAA also imposes criminal penalties for fraud against any healthcare benefit program and for obtaining money or property from a healthcare benefit program through false pretenses and provides for broad prosecutorial subpoena authority and authorizes certain property forfeiture upon conviction of a federal healthcare offense. Significantly, the HIPAA provisions apply not only to federal programs, but also to private health benefit programs. HIPAA also broadened the authority of the U.S. Office of Inspector General of the U.S. Department of Health and Human Services to exclude participants from federal healthcare programs;

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    the federal physician sunshine requirements under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, which is defined broadly to include other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit reports to CMS by the 90th day of each calendar year. Failure to submit the required information may result in civil monetary penalties up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures") for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations; and

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    analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third- party payor, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Any failure by us to ensure that our employees and agents comply with applicable state and foreign laws and regulations could result in substantial penalties or restrictions on our ability to conduct business in those jurisdictions, and our results of operations and financial condition could be materially and adversely affected.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with surgeons and other healthcare providers, some of whom recommend, purchase and/or prescribe our devices, and our distributors, could be subject to challenge under one or more of such laws. For additional discussion of the healthcare laws and regulations applicable to us, see "Business — Government Regulation — Federal, State, and Foreign Fraud and Abuse, Data Privacy and Security and Physician Payment Transparency Laws."

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

We could be negatively impacted by violations of global anti-bribery laws, including the U.S. Foreign Corrupt Practices Act.

Certain anti-bribery laws, including the FCPA or the UK Bribery Act of 2010 prohibit covered entities from offering, promising, authorizing or giving anything of value, directly or indirectly, to foreign officials or other commercial parties with the intent to influence the recipient's act or decision, to induce action or inaction in violation of lawful duty or for the purpose of improperly obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates.

As a significant portion of our revenue is, and we expect will continue to be, from countries outside the United States, we are subject to the risk that we, our employees, or any third parties such as sales agents and distributors acting our behalf in foreign countries may take action determined to be in violation of applicable anti-corruption laws, including the FCPA.

Any violations of these laws, or even allegations of such violations, can lead to an investigation, which could disrupt our operations, involve significant management distraction, lead to significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition or operations. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other costly remedial measures.

Although we have implemented a program designed to ensure our employees and distributors comply with the FCPA and other anti-bribery laws, this program may not prevent all potential violations of the FCPA and other anti-corruption laws. Similarly, our books and records and internal control policies and procedures do not guarantee that we will, in all instances, comply with the accounting provisions of the FCPA.

The misuse or off-label use of our devices may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations and FDA sanctions if we are deemed to have engaged in such promotion, any of which could be costly to our business.

Our products have been cleared by the FDA for specific uses. Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of a medical device for a use that has not been cleared or approved by FDA, or "off-label" use. We train our marketing and direct sales force to not promote our products for uses outside of the FDA-cleared indications for use. For example, our AirSeal iFS unit is cleared for the indication to facilitate the use of various laparoscopic instruments by filling the abdominal cavity with gas to distend it, by creating and maintaining a gas sealed obstruction-free instrument path and by evacuating surgical smoke. It is used to insufflate the rectum and colon to facilitate endoscopic observation, diagnosis and treatment. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. As such, we cannot prevent a physician from using our products off-label, when in the physician's independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Our business and products are subject to extensive governmental regulation and oversight, and our failure to comply with applicable regulatory requirements could harm our business.

Our products are medical devices that are subject to extensive regulation by FDA in the United States and by regulatory agencies in other countries where we plan to do business. Government regulations specific to medical devices are wide-ranging and govern, among other things:

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    device design, development and manufacture;

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    laboratory, preclinical and clinical testing, labeling, packaging, storage and distribution;

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    pre-market clearance and approval;

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    record-keeping;

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    device marketing, promotion and advertising, sales and distribution; and

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    post-marketing surveillance, including reporting of deaths and serious injuries and recalls and correction and removals.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA or approval of a PMA application from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the U.S. market pursuant to a PMA application and later downclassified or a 510(k)-exempt device. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Either process can be expensive, lengthy and unpredictable. The FDA's 510(k) clearance process usually takes from three to 9 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, we cannot assure you that any particular device will be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on certain uses for the device, which may limit the market for the device.

In the United States, we have obtained 510(k) premarket clearances from the FDA to market our products for certain indications. For example, our AirSeal iFS unit is cleared for the indication to facilitate the use of various laparoscopic instruments by filling the abdominal cavity with gas to distend it, by creating and maintaining a gas sealed obstruction-free instrument path and by evacuating surgical smoke. It is used to insufflate the rectum and colon to facilitate endoscopic observation, diagnosis and treatment. An element of our strategy is to continue to upgrade our products, add new features and expand the cleared indications for our products. We expect that certain of these modifications may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

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    we may not be able to demonstrate to the FDA's satisfaction that the product or modification is substantially equivalent to the proposed predicate device or safe and effective for its intended use;

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    the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

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    the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared product on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) clearance process, the FDA initiated an evaluation, and in January 2011, announced several proposed actions intended to reform the 510(k) clearance process. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. In addition, as part of FDASIA enacted in 2012, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval. Some of these proposals and reforms could impose additional regulatory requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances.

Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations. The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

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    warning letters;

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    fines;

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    injunctions;

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    civil penalties;

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    termination of distribution;

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    recalls or seizures of products;

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    delays in the introduction of products into the market;

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    total or partial suspension of production;

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    refusal to grant future clearances or approvals;

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    withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of devices; and

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    in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations.

In order to sell our products in member countries of the EEA our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to our devices, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. We favorably concluded the relevant assessments of conformity with the EU Medical Devices Directive and obtained the right to affix the CE mark to our products in 2008. If we fail to remain in compliance with applicable European laws and directives, we would not be able to continue to affix the CE mark to these systems, which would prevent us from selling them within the EEA.

We will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our devices.

We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries.

We currently market our products internationally and intend to expand our international marketing. International jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. For example, we intend to continue to seek regulatory clearance to market our primary products in Brazil and other key markets. The approval procedures vary among countries and may involve requirements for additional testing, and the time required to obtain approval may differ from country to country and from that required to obtain FDA clearance or approval.

Clearance or approval by the FDA does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any market. If we fail to receive necessary approvals or certifications to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected.

Modifications to our devices may require new 510(k) clearances or approvals of PMAs or may require us to recall or cease marketing our devices until clearances or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA's ongoing review of the 510(k) clearance process may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a new 510(k) notification for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. For example, the FDA is currently reviewing its guidance describing when it believes a manufacturer is obligated to submit a new 510(k) for modifications or changes to a previously cleared device. The FDA is expected to issue revised guidance to assist device manufacturers in making this determination. It is unclear whether the FDA's approach in this new guidance will result in substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. The FDA continues to review its 510(k) clearance process, which could result in additional changes to regulatory requirements or guidance documents, which could increase the costs of compliance or restrict our ability to maintain current clearances.

If coverage and reimbursement from third-party payors for procedures using our products significantly decline, surgeons, hospitals and other healthcare providers may be reluctant to use our products and our sales may decline.

In the United States, healthcare providers who purchase our products generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, to pay for all or a portion of the cost of our products in the procedures in which they are employed. Because there is often no separate reimbursement for instruments and supplies used in surgical procedures, the additional cost associated with the use of our products can impact the profit margin of the hospital or surgery center where the surgery is performed. Some of our target customers may be unwilling to adopt our products in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse our customers for the procedures using our products may make it difficult for existing customers to continue using, or adopt, our products and could create additional pricing pressure for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.

To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and even existing treatments by requiring extensive evidence of favorable clinical outcomes. Surgeons, hospitals and other healthcare providers may not purchase our devices if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our devices.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. Because the cost of our products generally is recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates is the Medicare program's updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula. With respect to physician payments, in the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. In April 2015, however, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, was signed into law, which repealed and replaced the statutory formula for Medicare payment adjustments to physicians. MACRA provides a permanent end to the annual interim legislative updates that had previously been necessary to delay or prevent significant reductions to payments under the Medicare Physician Fee Schedule. MACRA extended existing payment rates through June 30, 2015, with a 0.5% update for July 1, 2015 through December 31, 2015, and for each calendar year through 2019, after which there will be a 0% annual update each year through 2025. In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System, beginning in 2019, under which physicians may receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of electronic health records. MACRA also requires Centers for Medicare & Medicaid Services, or CMS, beginning in 2019, to provide incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as accountable care organizations, that emphasize quality and value over the traditional volume-based fee-for-service model. It is unclear what impact, if any, MACRA will have on our business and operating results, but any resulting decrease in payment may result in reduced demand for our products.

Moreover, some healthcare providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare providers may attempt to control costs by authorizing fewer surgical procedures or by requiring the use of the least expensive devices available. Additionally, as a result of reform of the U.S. healthcare system, changes in reimbursement policies or healthcare cost containment initiatives may limit or restrict coverage and reimbursement for our products and cause our revenue to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for laparoscopic procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our devices may decline. For additional discussion of coverage and reimbursement, see "Business — Coverage and Reimbursement."

Our relationships with physician consultants and investors could be subject to additional scrutiny from regulatory enforcement authorities and could subject us to possible administrative, civil or criminal sanctions.

Federal and state laws and regulations impose restrictions on our relationships with physician consultants, owners and investors. We have entered into consulting agreements with physicians or physician-owned companies, including some agreements in which we have provided stock, or stock options as compensation in certain physician consulting agreements. We could be adversely affected if regulatory agencies were to interpret our financial relationships with these physicians or hospital employees who may be in a position to influence the ordering of and use of our products for which governmental reimbursement may be available as being in violation of applicable laws. If our relationships with physicians or hospital employees in a position to influence the ordering or use of our products are found to be in violation of the laws and regulations that apply to us, we may be required to restructure the arrangements and could be subject to administrative, civil and criminal penalties including exclusion from participation in government healthcare programs, imprisonment and the curtailment or restructuring of our operations, any of which could negatively impact our ability to operate our business and our results of operations.

Risk Factors Related to Our Intellectual Property

If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect our intellectual property, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Our commercial success will depend in part on our success in continuing to obtain and maintain issued patents and other intellectual property rights, including trademarks, in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technology and erode or negate any competitive advantage that we may have, which could harm our business and our ability to achieve profitability.

We have a number of issued patents and pending patent applications in the United States which cover our AirSeal system which includes, among other products, the AirSeal Valve-Free Access Port, iFS unit and Multi-Lumen Filtered Tube Sets. Corresponding patents and patent applications have also been granted or are pending in Europe (United Kingdom, France and Germany), Brazil, Canada, Japan, China and Korea. Consequently, we expect to have patent coverage in the United States for key components of our AirSeal system including the AirSeal Valve-Free Access Port, until at least 2032, with possible extended coverage from pending applications should they be granted.

Our patents may not have, or our pending patent applications that mature into issued patents may not include, claims with a scope sufficient to protect the AirSeal system and our other products associated therewith. Other parties may have developed technologies that may be related or competitive to our approach and may have filed or may file patent applications and may have received or may receive patents that may overlap or conflict with our patent applications, either by claiming the same subject matter or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our own patent position, involve complex legal and factual questions and, therefore, the issuance, scope, validity and enforceability of any patent claims that we may obtain can be unpredictable.

Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte reexamination, inter partes review proceedings, post-grant review proceedings and challenges in district court. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign patent offices. These proceedings could result in either loss of a patent or denial of a patent application or loss or reduction in the scope of one or more of the claims of a patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to further develop, market or otherwise commercialize our AirSeal system.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability, and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on our sales.

Our ability to enforce our patent rights depends on our ability to detect infringement by other parties. It is difficult to detect infringers who do not advertise the components of their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our AirSeal system are invalidated or found unenforceable, our financial position and results of operations would be materially and adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered our AirSeal system, our financial position and results of operations would also be materially and adversely impacted.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

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    any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect the AirSeal system or any of our other products;

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    any of our pending patent applications will issue as patents;

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    we were the first to make the inventions covered by each of our patents and pending patent applications;

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    we were the first to file patent applications for these inventions;

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    others will not develop similar or alternative technologies that do not infringe our patents;

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    any of our patents will be found to ultimately be valid and enforceable;

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    any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

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    we will develop additional proprietary technologies that are separately patentable; or

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    that our commercial activities or products will not infringe upon the patents of others.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

We may become dependent on obtaining access to third party intellectual property rights in the future.

We may be required to enter into one or more licenses to third party intellectual property that we find necessary or useful to our business, or that the third party owner asserts we are infringing. In such a case, even if we are successful in obtaining terms that are commercially reasonable, a future licensor might also allege that we have breached our license agreement and may accordingly seek to terminate our license with them, or may insist on the right to terminate such a license at will. If successful, any such termination could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize a product, as well as harm our competitive business position and our business prospects.

We may be subject to litigation alleging we infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our products.

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. Our business, products and methods could infringe the patents or other intellectual property rights of third parties.

The medical device industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our AirSeal system or the use of that technology by our customers infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing another party's patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us and we could not obtain a license, we may be forced to stop manufacturing, selling or otherwise commercializing the AirSeal system or our other products.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

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    cease developing and selling or otherwise commercializing our AirSeal system;

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    pay substantial damages for past use of the asserted intellectual property;

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    obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

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    in the case of trademark claims, redesign or rename the AirSeal system or our other products to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedures, document submission requirements, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments such as maintenance and annuity fee payments and other provisions during the patent procurement process as well as over the life span of an issued patent. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is invalid, unenforceable or not infringed or may refuse to stop the other party from using the technology at issue on the grounds that our patent does not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly.

While increasingly rare in occurrence, interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome in such a proceeding could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Issued patents covering our products could be found invalid or unenforceable if challenged in court.

If we initiated legal proceedings against a third party to enforce a patent covering our AirSeal system or our other products, the defendant could counterclaim that the patent covering our product is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any one of several statutory requirements, including lack of novelty, obviousness, indefiniteness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent intentionally withheld information material to patentability from the U.S. Patent and Trademark Office, or made a misleading statement during prosecution.

Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our products or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, it is possible that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product. Such a loss of protection would have a material adverse impact on our business.

We do not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our products in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the patent laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, including those relating to medical devices, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have a number of registered trademarks and pending trademark applications, including AirSeal, in many of our markets, including in international markets. Our applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

In 2011, the United States enacted wide-ranging patent reform legislation under the America Invents Act. Further, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of our patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents or future patents.

We may be subject to claims that we, our employees, consultants or third parties we engage to manufacture our products have wrongfully used, or disclosed alleged trade secrets of our competitors or are in breach of non-competition agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our potential competitors. We may be subject to claims that we, our employees, consultants or third parties have inadvertently or otherwise used or disclosed alleged trade secrets or proprietary information of these former employers or competitors. In addition, we may be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction for our management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with third parties. A loss of key personnel or their work product could have an adverse effect on our business, results of operations and financial condition

Risks Related to Our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately       % of our outstanding voting stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

    •
    delay, defer or prevent a change in control;

    •
    entrench our management and the board of directors; or

    •
    impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

The significant concentration of stock ownership may negatively impact the price of our common stock due to investors' perception that conflicts of interest may exist or arise.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding stock options, you will incur further dilution. Based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately       % of the aggregate price paid by all purchasers of our stock but will own only approximately       % of our common stock outstanding after this offering. For further information on this calculation, see the section entitled "Dilution."

Provisions in our seventh amended and restated certificate of incorporation and amended and restated bylaws under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our seventh amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

    •
    a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

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    no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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    the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

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    the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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    the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

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    the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our seventh amended and restated certificate of incorporation regarding the election and removal of directors;

    •
    a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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    the requirement that a special meeting of stockholders may be called only by the chief executive officer, the executive chairman, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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    advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and

    •
    the requirement that the Court of Chancery of the State of Delaware be the sole and exclusive forum for derivative actions and other corporate claims unless we consent to an alternative forum in writing.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on             , an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering at or above the initial public offering price or at all. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be volatile and fluctuate significantly, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

    •
    actual or anticipated fluctuations in our financial condition and operating results;

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    actual or anticipated changes in our growth rate relative to our competitors;

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    competition from existing products or new products that may emerge;

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    development of new technologies that may address our markets and may make our technology less attractive;

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    changes in physician, hospital or healthcare provider practices that may make our products less attractive;

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    announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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    developments or disputes concerning proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

    •
    the recruitment or departure of key personnel;

    •
    failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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    actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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    variations in our financial results or those of companies that are perceived to be similar to us;

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    changes to reimbursement levels by commercial third-party payors and government payors, including Medicare, and negative announcements relating to reimbursement levels;

    •
    general economic, industry and market conditions; and

    •
    the other factors described in this "Risk Factors" section.

In addition, the stock market in general and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds from this offering to (i) expand our sales and marketing efforts relating to our U.S. and international sales presence, (ii) continue to invest in our research and development program, (iii) continue clinical research documenting the benefits of our technology, (iv) satisfy an estimated $          million royalty buyout obligation to IP Technologies, LLC triggered by this offering and (v) for working capital and general corporate purposes. We may also use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on 15,806,926 shares outstanding as of June 30, 2015 (after conversion all the redeemable convertible preferred stock), upon the completion of this offering, we will have             outstanding shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares,              shares of common stock, plus any shares sold pursuant to the underwriters' option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire and based on             shares outstanding after this offering, an additional             shares will be eligible for sale in the public market. In addition, upon issuance, the             shares subject to outstanding options under our stock option plans and the             shares reserved for future issuance under our equity compensation plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately 15,806,926 shares of our common stock, including 472,515 shares issuable upon exercise of our outstanding warrants, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to our Investors' Rights Agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Underwriting" section of this prospectus.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and may remain an emerging growth company until the earliest of (1) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second fiscal quarter, (2) the end of the fiscal year in which we have total annual gross revenue of $1.0 billion or more during such fiscal year, (3) the date on which we issue more than $1.0 billion in non-convertible debt in a three-year period or (4) December 31, 2020, the end of the fiscal year following the fifth anniversary of the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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    being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

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    not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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    not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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    reduced disclosure obligations regarding executive compensation; and

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    exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the             and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our regulatory clearance timelines, clinical trial results or operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2016, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may identify weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission or other regulatory authorities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, current and prospective products, their expected performance and impact on healthcare costs, regulatory clearance, reimbursement for our products, research and development costs, prospective collaborations, timing of regulatory filings, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These forward-looking statements are subject to numerous risks, including, without limitation, the following:

    •
    our ability to demonstrate the merits of our technology platform to facilitate greater adoption among surgeons and hospitals;

    •
    our ability to demonstrate that the benefits of our products outweigh the increased relative product cost compared to other surgical access methods;

    •
    our ability to convince hospitals to approve our products for use;

    •
    our status as an early, commercial-stage company and the difficulty of evaluating our business and predicting our performance;

    •
    our history of net losses;

    •
    our ability to compete in a highly competitive market segment;

    •
    the possibility of losing senior management or failing to attract highly skilled personnel;

    •
    our dependence upon third-party suppliers, which makes us vulnerable to supply problems and price fluctuations;

    •
    the ability of our products to perform as expected;

    •
    the risks associated with international activities;

    •
    federal, state, and foreign regulatory requirements; and

    •
    our ability to protect and enforce our intellectual property rights, including our proprietary rights in AirSeal.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND OTHER DATA

We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified statistical, market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

 USE OF PROCEEDS

We estimate that our net proceeds from our issuance and sale of             shares of our common stock in this offering will be approximately $          million (or approximately $          million if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $          million, assuming the assumed initial public offering price stays the same.

We currently expect to use the net proceeds from this offering to (i) expand our sales and marketing efforts relating to our U.S. and international sales presence, (ii) continue to invest in our research and development program, (iii) continue clinical research documenting the benefits of our technology, (iv) satisfy an estimated $          million royalty buyout obligation to IP Technologies, LLC triggered by this offering and (v) for working capital and general corporate purposes. We may also use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds from this offering or the actual amounts that we will spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the rate of adoption of our products, the progress, cost and results of product development and clinical research and trials, the expenses we incur in our sales and marketing efforts, the scope of research and development efforts and other factors described under "Risk Factors" in this prospectus, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of the net proceeds.

 DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay cash dividends is currently prohibited by the terms of our Credit and Security Agreement. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, the requirements of current or then-existing debt instruments and other factors our board of directors may deem relevant.

 CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

    •
    on an actual basis;

    •
    on a pro forma basis to reflect (a) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 14,400,960 shares of common stock upon the closing of this offering and (b) the filing of our seventh amended and restated certificate of incorporation immediately upon the closing of this offering; and

    •
    on a pro forma as adjusted basis to give further effect to our issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of June 30, 2015
	Actual	Pro Forma		Pro Forma As Adjusted
		(Unaudited)
	(In thousands, except share amounts)
Cash and cash equivalents	$15,993	$		$

Long-term debt, less current portion	$18,771		$—		$—

Warrant liabilities	$1,603	$		$

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value; 2,539,795 shares authorized, 2,487,556 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	$12,391		$—		$—
Series B redeemable convertible preferred stock, $0.001 par value; 2,882,703 shares authorized, 2,882,703 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	29,419		—		—
Series C redeemable convertible preferred stock, $0.001 par value; 5,200,000 shares authorized, 4,812,560 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted;	24,939		—		—
Series D redeemable convertible preferred stock, $0.001 par value; 1,545,726 shares authorized, 1,491,054 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	7,691		—		—
Series E redeemable convertible preferred stock, $0.001 par value; 2,448,430 shares authorized, 2,448,428 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted;	20,071		—		—

Total redeemable convertible preferred stock	94,512		—		—

Stockholders' deficit:
Common stock, par value $0.001 per share; 20,000,000 shares authorized, 1,405,966 shares issued and outstanding, actual; 20,000,000 shares authorized, 15,806,926 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted
Additional paid-in-capital	—
Receivable from executive	(333)
Accumulated deficit	(96,805)

Total stockholders' deficit	(97,137)

Total capitalization	$18,694	$		$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of

each of cash and cash equivalents, additional paid-in-capital total stockholders' deficit and total capitalization by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share of $         , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders' deficit and total capitalization by $          million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares in the table above excludes:

    •
    1,039,579 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015, at a weighted-average exercise price of $0.92 per share;

    •
    472,515 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2015 having a weighted-average exercise price of $3.85 per share; and

    •
    348,305 shares of our common stock reserved for future issuance under our 2015 Plan, which will become effective prior to the closing of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of June 30, 2015, we had a historical net tangible book value of $ (97.7) million, or $(69.5) per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding as of June 30, 2015.

As of June 30, 2015, our pro forma net tangible book value would have been $(3.1) million or $(0.20) per share of our common stock. Our pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2015, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering.

After giving further effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $              million, or $             per share. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed Initial public offering price per share			$
Historical net tangible book value per share as of June 30, 2015		$(69.46)
Increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock		$69.26

Pro forma net tangible book value per share as of June 30, 2015 before giving effect to this offering.	$
Increase in pro forma net tangible book value per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering			$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $             , and dilution in pro forma net tangible book value per share to new investors by $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and decrease (increase) the dilution to new investors by $             per

share, assuming that the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $             per share, the increase in pro forma as adjusted net tangible book value per share would be $             and the dilution per share to new investors would be $             per share, in each case assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2015, the differences between the number of shares purchased from us, the total consideration paid to us in cash (in thousands) and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors participating in this offering			%	$		%	$

Total			%	$		%	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $             million, $             million and $             , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations are based on 15,806,926 shares of our common stock outstanding as of June 30, 2015, after giving effect to the conversion of shares of our redeemable convertible preferred stock outstanding as of June 30, 2015 into an aggregate of 14,400,960 shares of our common stock upon the closing of this offering, and exclude:

    •
    1,039,579 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015, at a weighted-average exercise price of $0.92 per share; and

    •
    472,515 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2015 having a weighted-average exercise price of $3.85 per share; and

    •
    348,305 shares of our common stock reserved for future issuance under our 2015 Plan, which will become effective prior to the closing of this offering.

To the extent any of these outstanding options or warrants are exercised or new awards are granted under our equity compensation plans, there will be further dilution to new investors. If all of such outstanding options had been exercised as of June 30, 2015, the pro forma as adjusted net tangible book value per share after this offering would be $             , and total dilution per share to new investors would be $             .

 SELECTED FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our selected financial data. The balance sheet and statement of operations data as of and for the years ended December 31, 2013 and 2014 are derived from our audited financial statements appearing elsewhere in this prospectus. The balance sheet data as of June 30, 2015 and the statement of operations data for the six months ended June 30, 2014 and 2015 are derived from our unaudited condensed financial statements appearing elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as the audited financial statements, and the unaudited financial data includes, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of our future results and our operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2015 or any other interim periods or any future year or period. You should read the following information together with our financial statements and the related notes included elsewhere in this prospectus and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(Unaudited)
	(In thousands, except per share and share amounts)
Statement of operations data:
Revenues	$19,102	$30,249	$13,442	$22,872
Cost of goods sold	10,195	15,171	6,639	10,618

Gross profit	8,907	15,078	6,803	12,254

Selling, general and administrative expenses	13,835	24,482	10,773	16,952
Research and development expenses	2,029	2,909	1,409	1,935

	15,864	27,391	12,182	18,887

Operating loss	(6,957)	(12,313)	(5,379)	(6,633)
Other (expense) income:
Interest expense	(909)	(2,146)	(1,118)	(1,162)
Interest income	12	31	16	12
Other (expense) income, net	(414)	(388)	(204)	(284)

Total other (expense) income, net	(1,311)	(2,503)	(1,306)	(1,434)

Net loss	(8,268)	(14,816)	(6,685)	(8,067)
Cumulative preferred stock dividends	(1,978)	(2,156)	(1,078)	(1,495)
Preferred stock accretion	(5,257)	(5,292)	(2,657)	(4,122)

Net loss attributable to common shareholders	$(15,503)	$(22,264)	$(10,421)	$(13,684)

Per share data:
Basic and diluted net loss per share attributable to common stockholders(1)	$(13.45)	$(18.03)	$(8.51)	$(9.88)

Weighted average outstanding common shares used in computing net loss per share attributable to common stockholders:
Basic and diluted(1)	1,152,665	1,235,111	1,223,959	1,385,577

(1)
See Note 3 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic and diluted net loss per share attributable to common stockholders.

	As of December 31,
			As of June 30, 2015
	2013	2014
	(In thousands)
			(Unaudited)
Balance sheet data:
Cash and cash equivalents	$5,459	$6,072	$15,993
Total assets	13,912	18,949	32,557
Current liabilities	7,526	9,492	14,197
Total debt	8,177	24,729	24,888
Total stockholders' deficit	$(65,640)	$(85,205)	$(97,137)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are a commercial stage global medical technology company that is revolutionizing MIS with AirSeal, our proprietary surgical access management system that offers significant clinical benefits for patients and economic benefits for healthcare providers. We refer to the combination of our proprietary AirSeal technology and the surgical procedures that they enable as Low Impact Surgery. We believe Low Impact Surgery enables a wider range of surgical procedures to be performed with less invasive surgical access, thereby broadening the population of patients for whom MIS procedures may be applicable. As of June 30, 2015, AirSeal systems were deployed in approximately 450 institutions in the United States, and we believe AirSeal has been used in over 300,000 surgical procedures worldwide since 2009, including more than 50,000 procedures during the three months ended June 30, 2015.

We generate revenue primarily through sales of our highly differentiated AirSeal system, which is comprised of the AirSeal Intelligent Flow System, or iFS unit, AirSeal Access Ports and AirSeal FTS. We believe our AirSeal technology represents the first major innovation in minimally invasive surgical access since the introduction of the modern trocar. The AirSeal system replaces trocars that rely on mechanical valves to create and maintain stable intra-abdominal pressure with a valve-free access port that has no moving parts that employs a proprietary gaseous barrier to provide real-time sensing of intra-abdominal pressure, which enables dynamic adjustment to maintain stable intra-abdominal pressure, combined with automatic and continuous smoke evacuation.

We believe that Low Impact Surgery enabled by AirSeal and our complementary family of micro-laparoscopic instruments enables a shift to performing MIS at lower insufflation pressures and with less invasive techniques that drive improved clinical outcomes for patients and favorable economics to the healthcare system. We intend to continue to invest in research and development activities to enhance the offerings of our AirSeal and other technologies and broaden their indications for use.

We currently market and sell our products in the U.S. and internationally. We invest substantial resources to educate surgeons around the world on the clinical advantages of Low Impact Surgery using AirSeal. Our U.S. sales organization engages in sales efforts and promotional activities focused on leading medical institutions and laparoscopic surgeons, including those that perform advanced robotic-assisted procedures. As of June 30, 2015, our U.S. sales organization consisted of 69 direct sales representatives, five clinical education specialists and seven independent sales agencies. All of our sales in the U.S. are to hospital accounts. We expect to continue to expand our sales organization to further penetrate the laparoscopic procedural market and expand the market for minimally invasive procedures enabled by AirSeal. Outside the U.S., we currently sell our products through 28 distributors, which are managed by a general manager and four independent area directors.

Our customers are reimbursed by governmental and private health insurers for procedures using our products pursuant to reimbursement codes specific to the setting of the procedure. During the year ended December 31, 2014 and the six months ended June 30, 2015, one international distributor in Japan accounted for approximately 11.0% and 9.0% of our global revenues, respectively. No single domestic customer accounted for more than 5.0% of our domestic revenue during the year ended December 31, 2014 or the six months ended June 30, 2015. We believe a key factor in being able to increase our revenues is convincing our customers of the clinical and economic benefit of our AirSeal system.

We outsource the manufacture of our AirSeal system and related single-use products through multiple third parties. We own the critical assembly and manufacturing tooling associated with the production of key components and finished goods. In most cases, we have redundant manufacturing capabilities for each of our products to ensure our inventory needs are met while maintaining high quality. However, we currently rely on a small number of limited source and sole source suppliers and we have not experienced any difficulty in locating and obtaining the materials necessary to meet demand for our products.

For the year ended December 31, 2013 and 2014 we generated revenues of $19.1 million and $30.2 million, respectively and had net losses of $8.3 million and $14.8 million, respectively. For the six months ended June 30, 2014 and 2015 we generated revenues of $13.4 million and $22.9 million, respectively and had net losses of $6.7 million and $8.1 million, respectively. As of June 30, 2015, we had an accumulated deficit of $(96.8) million. We expect to continue to incur losses in the near term as we expend resources to expand our sales organization and invest in the development of new products.

Components of Results of Operations

Revenues

We commenced sales of AirSeal family products in the United States in the second quarter of 2009 and outside the United States in the fourth quarter of 2009. Our AirSeal family of products have historically accounted for substantially all of our revenues. Our revenues include sales and rentals or leases of the AirSeal iFS unit and sales of single-use products and accessories, such as Access Ports and FTS. For the six months ended June 30, 2015, approximately 66.7% of our revenues were derived from the sale of single-use products and 33.3% of our revenues were derived from our AirSeal iFS units. We anticipate our revenues will increase as we expand our sales force and marketing programs, increase awareness of our products and increase our number of installed base units and procedures performed with our iFS units and single-use products and accessories. We also expect that, in the future, our revenues will fluctuate on a quarterly basis due to a variety of factors, including seasonal fluctuations of elective surgical procedures during the summer months and holiday periods.

Cost of Goods Sold and Gross Margin

Cost of goods sold consists primarily of costs of finished products purchased from our third-party original equipment manufacturer or contract assembly manufacturer, sterilization, other costs to ready the product for shipment and freight.

Additionally, we pay a royalty equal to 3.0% of the revenue from the sale of cannulas related to our single-use product line. We will use a portion of the proceeds from this offering for a one-time buyout of our royalty obligations and therefore, we do not expect to have continuing royalty obligations after the completion of this offering, which will favorably impact our gross margin.

Our overall gross margin, which is calculated as revenues less cost of goods sold for a given period divided by revenues, may fluctuate in future periods primarily as a result of the uncertainty of potential pricing pressures in conjunction with entering into integrated delivery network contracts and volume discounts to our large international distributors, which may be partially offset by manufacturing cost decreases. The unpredictable variable mix of products sold with different gross margin will also cause fluctuations in overall gross margin.

Selling, General and Administrative Expenses

Our selling, general and administrative, or SG&A expenses consist primarily of salaries, bonuses, benefits, incentive and stock-based compensation for executive, finance, sales, legal, human resources, information technology and administrative personnel, including sales commissions. Other significant SG&A expenses include distributor commissions, clinical studies, conferences, trade shows, promotional activities, training and development, professional fees for legal and accounting services, consulting fees, insurance costs, facility costs and travel expenses.

We expect our SG&A expenses to increase in absolute dollars as we increase our headcount and expand our commercial infrastructure to both drive and support our planned revenue growth. In addition, we expect to incur increased general and administrative expenses such as additional insurance expenses, investor relations activities and other administrative and professional services in connection with becoming a public company, which may increase further when we are no longer able to rely on the "emerging growth company" exemption we are afforded under the JOBS Act.

Research and Development Expenses

Our research and development, or R&D expenses primarily consist of clinical expenses, regulatory expenses, product development, consulting services, outside research activities, quality control and other costs associated with the development of our products and compliance. R&D expenses also include related personnel and consultant compensation and stock-based compensation expense.

We expect our R&D expenses to vary as different development projects are initiated and completed, including improvements to our existing products, expansions of our existing product lines and new product acquisitions. However, we generally expect these costs will increase in absolute terms over time as we continue to expand our product portfolio and add related personnel.

Other Income and Expenses

Our other income and expenses primarily consist of interest expense, as well as the cost associated with the re-measurement of the fair value of the liability associated with warrants for our redeemable preferred stock and write off of long lived assets.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(Unaudited)
	(In thousands, except percentages)
Statement of operations data:
Revenues	$13,442	$22,872	$9,430	70.2%
Cost of goods sold	6,639	10,618	3,979	59.9%

Gross profit	6,803	12,254	5,451	80.1%

Selling, general and administrative expenses	10,773	16,952	6,179	57.4%
Research and development expenses	1,409	1,935	526	37.3%

	12,182	18,887	6,705	55.0%

Operating loss	(5,379)	(6,633)	(1,254)	(23.3)%
Other (expense) income:
Interest expense	(1,118)	(1,162)	(44)	(3.9)%
Interest income	16	12	(4)	(25.5)%
Other (expense) income, net	(204)	(284)	(80)	(39.1)%

Total other (expense) income, net	(1,306)	(1,434)	(128)	(9.8)%

Net loss	$(6,685)	$(8,067)	$(330)	(4.9)%

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(Unaudited)
	(In thousands, except percentages)
Revenues:
Domestic revenue	$8,597	$14,735	$6,138	71.4%
International revenue	4,845	8,137	3,292	68.0%

Total revenues	$13,442	$22,872	$9,430	70.2%

Comparison of Six Months Ended June 30, 2014 and 2015

Revenues

Revenues increased $9.4 million, or 70.2%, from $13.4 million for the six months ended June 30, 2014 to $22.9 million for the six months ended June 30, 2015. This increase was primarily driven by increased sales of our products resulting from increased commercialization activities, including the expansion of our sales organization, expansion into the China market, increased marketing activities and growing evidence of the clinical and economic benefits of AirSeal system products.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $4.0 million, or 59.9%, from $6.6 million for the six months ended June 30, 2014 to $10.6 million for the six months ended June 30, 2015. This increase was primarily due to an increase in sales volume.

Gross margin for the six months ended June 30, 2014 and 2015 was 50.6%, and 53.6%, respectively. This increase was primarily due to manufacturing cost reductions driven by improvements in product design as well as increasing volumes of single-use products.

Selling, General and Administrative Expenses

SG&A expenses increased $6.2 million, or 57.4%, from $10.8 million for the six months ended June 30, 2014 to $17.0 million for the six months ended June 30, 2015. This increase was primarily due to a $3.5 million increase in direct employee-related expenses for the global sales department, $0.7 million increase in indirect sales costs such as demonstration product, travel, meetings and vendor dues, a $0.3 million increase in marketing costs, mostly attributable to clinical studies, a $0.3 million increase in professional services and a $0.9 million increase in accounting costs related to the initial public offering, as well as personnel costs associated with developing the financial infrastructure required for reporting as a publicly traded corporation.

Research and Development Expenses

R&D expenses increased $0.5 million, or 37.3%, from $1.4 million for the six months ended June 30, 2014 to $1.9 million for the six months ended June 30, 2015. This increase was primarily due to an increase in employee-related expenses and costs associated with the redesign of AirSeal single-use products to achieve manufacturing cost savings and compliance with FDA regulations.

Other (Expense) Income, net

Other (expense) income, net increased $(0.1) million, or 9.8%, from $(1.3) million for the six months ended June 30, 2014 to $(1.4) million for the six months ended June 30, 2015. This increase was primarily associated with interest expense on our term and revolver loans and the re-measurement of the fair value of the liability associated with warrants for our redeemable preferred stock, net of interest income on our cash balances.

	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Statement of operations data:
Revenues	$19,102	$30,249	$11,147	58.4%
Cost of goods sold	10,195	15,171	4,976	48.8%

Gross profit	8,907	15,078	6,171	69.3%

Selling, general and administrative expenses	13,835	24,482	10,648	77.0%
Research and development expenses	2,029	2,909	879	43.3%

	15,864	27,391	11,527	72.7%

Operating loss	(6,957)	(12,313)	(5,356)	77.0%
Other (expense) income:
Interest expense	(909)	(2,146)	(1,237)	136.1%
Interest income	12	31	19	158.3%
Other (expense) income, net	(414)	(388)	26	(6.3)%

Total other (expense) income, net	(1,311)	(2,503)	(1,192)	91.0%

Net loss	$(8,268)	$(14,816)	$(6,548)	79.2%

	Year Ended December 31,
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Revenues:
Domestic revenue	$12,829	$20,853	$8,024	62.6%
International revenue	6,273	9,395	3,122	49.8%

Total revenues	$19,102	$30,249	$11,147	58.4%

Comparison of Year Ended December 31, 2013 and 2014

Revenues

Revenues increased $11.1 million, or 58.4%, from $19.1 million in 2013 to $30.2 million in 2014. This increase was primarily driven by sales of our AirSeal system products globally resulting from increased commercialization activities, including the expansion of our sales organization, increased marketing activities and growing evidence of the clinical and economic benefits of AirSeal system products.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $5.0 million, or 48.8%, from $10.2 million in 2013 to $15.2 million in 2014. This increase was primarily due to an increase in sales volume.

Gross margin for the years 2013 and 2014 was 46.6% and 49.8%, respectively. This increase was primarily due to newly launched product extensions within our technology platform with design improvements resulting in lower manufacturing costs.

Selling, General and Administrative Expenses

SG&A expenses increased $10.6 million, or 77.0%, from $13.8 million in 2013 to $24.5 million in 2014. This increase was primarily due to a $5.7 million increase in direct employee-related expenses for the global sales department, a $1.8 million increase in indirect sales costs such as demonstration product, travel, meetings and vendor dues, a $0.9 million increase in marketing costs, mostly attributable to clinical studies and consultants, a $0.6 million increase in executive compensation due to the hiring of a new Chief Commercialization Officer, a $0.4 million increase in recruiting costs associated with overall headcount increases, a $0.3 million increase in information technology expenses related to the implementation of our new enterprise resource planning system and a $0.3 million increase in professional services.

Research and Development Expenses

R&D expenses increased $0.9 million, or 43.3%, from $2.0 million in 2013 to $2.9 million in 2014. This increase was primarily due to an increase in employee-related expenses and costs associated with the redesign of AirSeal single-use products to achieve manufacturing cost savings and compliance with FDA regulations.

Other (Expense) Income, net

Other (expense) income, net increased $(1.2) million, or 90.9%, from $(1.3) million in 2013 to $(2.5) million in 2014. The increase was primarily due to the refinancing of our $11.0 million debt facility to a $20.0 million debt facility in May 2014, which was subsequently increased to $25.0 million in November 2014. We incurred $0.3 million in conjunction with early prepayment fees to the previous lender that increased interest expense in May 2014. In contrast, the expense related to the re-measurement of the fair value of our warrant liability decreased by $0.2 million during 2014.

Liquidity and Capital Resources

Since our inception, we have incurred significant Net Operating Losses, or NOLs, and anticipate that our losses will continue in the near term. We expect our operating expenses will continue to grow as we expand our operations. We will need to generate significant revenues to achieve profitability. We have funded our operations primarily with proceeds from the sales of preferred stock, borrowings under our term loans and sales of our products. To date, we have received gross proceeds from the sales of preferred stock totaling $66.0 million. We issued and sold preferred stock for aggregate gross proceeds of $20.0 million in March and May 2015, which was our most recent issuance and sale of preferred stock. All of our preferred stock is convertible to common stock at the option of the holder and will automatically convert upon the closing this offering. As of June 30, 2015, we had $22.0 million outstanding on our term loan and $3.0 million outstanding on our revolver loan.

At June 30, 2015, we had $16.0 million in cash and cash equivalents. We believe that our available cash on hand combined with cash receipts from the sale of our products and proceeds from this offering will be sufficient to satisfy our liquidity requirements for at least the next twenty-four months. However, the continued growth of our business, including the expansion of our sales force, marketing programs, business development and research and development activities, will significantly increase our expenses. In addition, the amount of our future sales is difficult to predict and actual sales may be not be in line with our forecasts. As a result, we may be required to seek additional funds in the future from public or private offerings of our capital stock, borrowings under term loans or other sources, subject to the restrictions under our term loan agreement.

Our historical cash outflows have primarily been associated with research and development related to obtaining FDA clearance and other global regulatory approvals for our AirSeal system, complying with the FDA's post-approval requirements, capital expenditures relating to production equipment and tooling, sales and marketing activities relating to commercialization and increases in working capital, including the purchase of inventory.

The following table shows a summary of our cash flows provided by (used by) operating, investing and financing activities for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(Unaudited)
	(In thousands)
Net cash used by operating activities	$(5,796)	$(12,687)	$(6,927)	$(8,739)
Net cash used by investing activities	(1,747)	(2,882)	(1,226)	(1,297)
Net cash provided by financing activities	3,511	16,183	11,016	19,958

Net increase (decrease) in cash and cash equivalents	$(4,032)	$614	$2,863	$9,922

Cash used by operating activities

The net cash used by operating activities increased from $6.9 million for the six months ended June 30, 2014 to $8.7 million for the six months ended June 30, 2015. The $1.8 million increase in cash used by operating activities was primarily the result of the increase in net loss of $1.4 million and a $4.2 million increase in accounts receivable due to sales growth and partially offset by a $4.2 million increase in accounts payable and accrued expenses.

The increase in net cash used by operating activities from 2013 to 2014 of $6.9 million was primarily associated with the increase in net loss of $6.5 million and an increase in accounts receivable due to sales growth.

Cash used by investing activities

The net cash used by investing activities was $1.2 million for the six months ended June 30, 2014 and $1.3 million for the six months ended June 30, 2015. For both periods, this included the purchase of assembly and manufacturing tooling for the production of our products.

The increase in net cash used by investing activities from 2013 to 2014 of $1.1 million was primarily associated with the purchase of production equipment for redesigned products and production efficiencies.

Cash provided by financing activities

Net cash provided by financing activities of $11.0 million and $20.0 million for the six months ended June 30, 2014 and June 30, 2015, respectively, was primarily attributable to additional funds borrowed under our debt facility refinance in May 2014 and our $20.0 million Series E preferred stock financing in March and May 2015, respectively.

Net cash provided by financing activities of $16.2 million for the year ended December 31, 2014 was primarily attributable to funds borrowed under our credit facility.

Net cash provided by financing activities of $3.5 million for the year ended December 31, 2013 was primarily attributable to funds borrowed under our credit facility and the issuance of the second tranche of our Series D preferred stock.

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

    •
    the revenues generated by our AirSeal system and any other future products that we may develop and commercialize;

    •
    the cost associated with expanding our sales force and marketing programs;

    •
    the cost of clinical studies in support of our continued commercialization efforts;

    •
    the cost associated with developing and commercializing our proposed products or technologies;

    •
    the cost of obtaining and maintaining regulatory clearance or approval for our current or future products;

    •
    the cost of ongoing compliance with regulatory requirements;

    •
    expenses we incur in connection with potential litigation or governmental investigations;

    •
    expenses we incur in connection with being a publicly traded company;

    •
    anticipated or unanticipated capital expenditures; and

    •
    unanticipated SG&A expenses.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

    •
    support of our commercialization efforts related to our current and future products;

    •
    support of research validating the clinical and economic benefits of the AirSeal system;

    •
    new product development efforts; and

    •
    payment of monthly interest due under our term loan.

Although we believe the foregoing items reflect our most likely uses of cash in the short-term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. For a discussion of other factors that may impact our future liquidity and capital funding requirements, see "Risk Factors — Risks Related to our Business and Strategy."

Indebtedness

Fountain Leasing

On July 27, 2015, we entered into a Master Lease with Fountain Leasing 2013 LP for an equipment lease in the amount of $0.4 million. The lease calls for thirty-six monthly payments of $0.01 million with either a purchase option at the end of the lease term of $0.04 million or an extension of the term for an additional twelve months. The lease is collateralized by a security interest in the equipment.

Credit and Security Agreement

On May 29, 2014, we entered into a Credit and Security Agreement with a lender. The Credit and Security Agreement included a term loan in the amount of $17.0 million and a revolving loan in the amount of $3.0 million, which may be increased by up to $5.0 million, subject to certain conditions outlined in the Credit and Security Agreement. On November 6, 2014, we amended the Credit and Security Agreement to borrow an additional $5.0 million on the term loan.

Depending on whether certain revenue thresholds are met, we have the option to elect to make interest-only payments until a date between July 1, 2015 and July 1, 2017. The maturity date of the Credit and Security Agreement will fall between June 1, 2018 and June 1, 2019 depending on the number of interest only extensions we have elected.

The $22.0 million term loan bears interest at a rate equal to an applicable LIBOR rate plus 7.5%, with a minimum floor for the applicable LIBOR rate of 0.5% per annum. The interest rate is currently 8.0% per annum. The $3.0 million revolving loan bears interest at a rate equal to an applicable LIBOR rate plus 5.5%, with a minimum floor for the applicable LIBOR rate of 0.5% per annum. The interest rate is currently 6.0% per annum. The weighted average interest rate for the period ended and the rate at December 31, 2014 for the term loan and revolving loan was 8.0% and 6.0%, respectively. The weighted average interest rate for the six months ended and at June 30, 2015 and June 30, 2014 for the term loan and revolving loan was 8.0% and 6.0%, respectively.

A terminal payment equal to 4.0% of the total amount of the term loan is due when the loan matures. We are also required to pay an early termination fee of 1.0% of the total credit extensions if we chose to pay off the loans prior to the abovementioned maturity date.

The loans are secured by all of our tangible assets. The Credit and Security Agreement contains various negative and affirmative covenants, including certain restrictive covenants that limit our ability to transfer or dispose of certain assets, engage in new lines of business, change the composition of our management, merge with or acquire other companies, incur additional debt, create new liens and encumbrances, pay dividends or subordinated debt and enter into material transactions with affiliates, among others. It also contains financial reporting requirements, but no specific financial covenants. Proceeds from the $17.0 million term loan were used to pay off the outstanding balances and obligations under the Loan and Security Agreement.

Loan and Security Agreement

In September 2012, we entered into a Loan and Security Agreement with a lender for a term loan in the amount of $9.0 million. Of this amount, a $7.0 million term loan was funded upon the execution of the Loan and Security Agreement in September 2012, and the remaining $2.0 million term loan was funded in September 2013. The term loans were collateralized by a first-priority security interest in substantially all of our assets.

The $7.0 million term loan bore interest at a rate of 10.0% per annum and required 48 monthly installments as follows (i) commencing on November 1, 2012, nine monthly payments of interest only; (ii) commencing on August 1, 2013, three monthly payments of $0.1 million each, plus accrued interest; (iii) commencing on November 1, 2013, 36 monthly payments of $0.2 million each, plus accrued interest. We were also required to pay an upfront term loan commitment fee of $45,000 in connection with the $7.0 million term loan. A terminal payment fee equal to $0.2 million, which represented 3.0% of the total amount of the $7.0 million term loan, was due on October 1, 2016.

The $2.0 million term loan bore interest at a rate of 10.69% per annum and required 48 monthly installments as follows (i) commencing on November 1, 2013, nine monthly payments of interest only; (ii) commencing on August 1, 2014, three monthly payments of $0.03 million each, plus accrued interest; (iii) commencing on November 1, 2014, 36 monthly payments of $0.05 million each, plus accrued interest. A terminal payment fee equal to $0.06 million, which represented 3.0% of the total amount of the $2.0 million term loan, was due on October 1, 2017.

The Loan and Security Agreement also made available a revolving loan of $2.0 million. The revolving loan included a swing arm feature that allowed any principal paid on the term loans in the subsequent twelve months from funding to be applied to the availability on the revolving loan to increase the overall revolving loan commitment. As of December 31, 2013, the total availability on the revolving loan was $2.3 million.

Interest on the revolving loan bore interest at a rate of 8.5% per annum and required us to pay an annual commitment fee equal to 1.0% of the revolving loan commitment. The revolving loan commitment fee was due on September 28, 2013 and each year thereafter on the anniversary of the revolving loan. At December 31, 2013, we had not borrowed any funds under the revolving loan. On May 29, 2014, we had $2.2 million outstanding on the line of credit. The proceeds from the Credit and Security Agreement were used to pay-off the outstanding balance of the revolving loan.

In connection with the Loan and Security Agreement, we issued a stock warrant to purchase 54,672 shares of Series D Preferred Stock at a cost of $5.03 per share, subject to adjustment as defined in the warrant agreement. The resulting debt discount was being amortized over four years, which was equal to the life of the applicable notes. During 2014, we wrote off the debt discount when the Loan and Security Agreement was paid in full.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands)
Debt obligations(1)(2)	$25,000	$1,833	$14,667	$8,500	$—
Interest and other payments related to debt(1)(2)	4,624	1,878	2,495	251	—
Operating lease obligations(3)	78	78	—	—	—

Total contractual obligations	$29,702	$3,789	$17,162	$8,751	$—

(1)
The amortization of the term loan outstanding assumes that only the first interest-only extension of eight possible interest-only extensions, that in an aggregate effect may defer principle payments through June 30, 2017, has occurred.

(2)
In July 2015, we entered into a new lease for office furniture for our new office and laboratory space, such that our debt obligations reflected in the table above will increase by $59.3 thousand for less than 1 year, $291.2 thousand for 1-3 years and $88.6 thousand for 3-5 years following December 31, 2014. Our interest obligations reflected in the table above will increase by $13.8 thousand for less than 1 year, $36.6 thousand for 1-3 years and a negligible amount for 3-5 years following December 31, 2014.

(3)
In April 2015, we signed a lease agreement for office and laboratory space in Milford, Connecticut, such that our operating lease obligations reflected in the table above will increase by $46.1 thousand for less than 1 year, $1.1 million for 1-3 years, $1.5 million for 3-5 years and $0.7 million for more than 5 years following December 31, 2014.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks arising from transactions in the ordinary course of our business. These risks are primarily associated with interest rate fluctuations, as well as changes in our credit standing, based on the capital and credit markets, which are not predictable. We do not currently hold any instruments for trading purposes.

Our cash and cash equivalents include cash in readily available checking and money market accounts in financial institutions that are insured by the Federal Deposit Insurance Corporation up to $250,000. Changes in interest rates would not be expected to have a material impact on cash and cash equivalents; however, interest rate fluctuations would affect the amount of interest income that is earned.

The interest rates on our term loans and revolver loan are not fixed. They are subject to changes in the LIBOR rate, the Federal Funds Rate or the prime rate at Wells Fargo Bank, N.A. and are thus subject to exposure of interest rate changes. For the term and revolver loan facility, a hypothetical 10% increase in variable rates from the applicable rates at June 30, 2015 would not have an impact on interest expense, as LIBOR was more than 50.0% below the floor stipulated in the Credit and Security Agreement. We cannot predict market fluctuations in interest rates and their impact on our debt, nor can there be any assurance that long-term fixed-rate debt will be available at favorable rates, if at all. Consequently, future results may differ materially from estimated results due to adverse changes in interest rates or debt availability.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about our financial condition and results of operations that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are more fully described in Note 3 to our financial statements included in this prospectus, we believe that the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We only sell in markets where we have regulatory approval. We sell our products directly to hospitals in the United States and to distributors outside the United States. We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable and collection is reasonably assured. We recognize revenue when title to the goods and risk of loss transfer to customers, provided that there are no remaining performance obligations that will affect the customer's final acceptance of the sale. We offer rights of exchange in limited circumstances, generally on a discretionary basis.

Arrangements with customers may include multiple deliverables, including a lease as well as sale of products. In these arrangements, we allocate revenue to all deliverables based on their relative selling prices. We use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value, or VSOE, (b) third-party evidence of selling price, or TPE and (c) best estimate of selling price, or BESP, which are determined as follows:

(a)
VSOE — It is common for the sale of iFS units to include multiple elements which have standalone value and qualify as separate units of accounting. These elements commonly include the sale of the unit(s) and single-use products. We determine VSOE based on its normal pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range. In addition, we consider the geographies in which the products or services are sold, major product and service groups, customer classification and other environmental or marketing variables in determining VSOE.

(b)
TPE — TPE exists only when we sell the deliverable separately and is based on competitor prices. We are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, we are typically not able to determine TPE.

(c)
BESP — BESP is an estimate based on our pricing practices, market conditions and other factors specific to us. We currently do not utilize BESP.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Changes in cost estimates and the fair values of certain deliverables could negatively impact our operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on our operating results.

Management judgments and estimates are made in connection with the determination of revenue to be recognized and the period in which it is recognized. If different judgments and estimates were utilized, the amount of revenue to be recognized and the period in which it is recognized could differ materially from the amounts reported.

Stock-Based Compensation

Stock-based compensation cost is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the fair value of our stock-based awards to employees and directors using the Black-Scholes option pricing model. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For equity instruments issued to individuals other than employees and directors, the award is recorded at fair value at the date of grant; however we re-measure the fair value of such instruments granted at each reporting period until the performance under the consulting arrangements is completed. The initial expense is recognized over the term of the service agreement or if an open ended assignment, over the standard vesting period indicated in the grant. To date this expense has been immaterial.

We recorded total non-cash stock-based compensation expense of $0.3 million and $0.2 million for the years ended December 31, 2014 and 2013, respectively, and $0.2 and $0.2 million for each of the six months ended June 30, 2015 and 2014. At December 31, 2014 and June 30, 2015, we had $0.5 million and $1.3 million of total unrecognized employee stock-based compensation expense, related to stock option grants, respectively. As of December 31, 2014 and June 30, 2015, these costs will be recognized as expense over a weighted-average period of 2.84 and 3.26 years, respectively.

We expect to continue to grant stock options in the future, and, to the extent that we do, our actual stock-based compensation expense recognized in future periods will increase.

The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, expected dividend yield, expected volatility, expected term and the fair value of the underlying common stock on the date of grant, among other inputs. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

    •
    Risk-free interest rate — The risk-free interest rate is based on the yields of U.S. Treasury securities with a maturity similar to the expected term of the option in effect at the time of grant.

    •
    Dividend yield — We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

    •
    Expected volatility — As our common stock has never been publicly traded, the expected stock price volatility for our common stock is derived from the weighted average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term for employee options. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

    •
    Expected term — The expected term represents the period that our stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, which is calculated as the weighted average of midpoint between the time to vesting for each vesting period and the contractual life of the options.

    •
    Fair value of our common stock — Because our stock was not publicly traded prior to this offering, we estimated the fair value of our common stock, as discussed below. Upon the completion of this offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

In addition to the assumptions used in the Black-Scholes option pricing model, the amount of stock-based compensation expense we recognize in our financial statements includes an estimate of stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have an impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

The fair value of our common stock is determined on each grant date by our management, with the assistance of an independent third-party valuation firm. Options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Our assessments of the fair value of our common stock were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation.

Because there has been no public market for our common stock, our management, has historically performed contemporaneous valuations of our common stock with the assistance of an independent third-party valuation specialist. The valuations have been developed using significant judgment and taking into account numerous factors, including:

    •
    external market conditions affecting the medical device industry;

    •
    trends within the medical device industry;

    •
    the superior rights and preferences of our preferred stock relative to our common stock at the time of each grant;

    •
    our results of operations and financial position;

    •
    our stage of development and business strategy;

    •
    our ability to commercialize our product;

    •
    the lack of an active public market for our common and our preferred stock; and

    •
    the likelihood of achieving a liquidity event such as an initial public offering or sale of our company in light of prevailing market conditions.

Warrant Liabilities

In 2007 and 2008, we issued stock warrants to purchase 52,239 shares of Series A preferred stock. The warrants are immediately exercisable and expire ten years from the date of issuance. The exercise price of the warrants is $2.01 per share, subject to adjustment as defined in the warrant agreement.

In 2011 we issued stock warrants to purchase 365,604 shares of Series C preferred stock. The warrants are immediately exercisable and expire between five and seven years from the date of issuance, as defined in each warrant agreement. The exercise price of the warrants is $3.95 per share, subject to adjustment as defined in the warrant agreements. In connection with the issuance of notes payable in 2012, we issued stock warrants to purchase 54,672 shares of Series D preferred stock. The warrants are immediately exercisable and expire ten years from the date of issuance. The exercise price of the warrants is $5.03 per share, subject to adjustment as defined in the warrant agreement.

We account for the warrants as a liability since they are separable instruments for the purchase of potentially redeemable stock. The liability is revalued at each reporting period and the change in fair value recognized as interest expense for warrants outstanding in connection with the issuance of debt that is still payable or other income (expense) if issued in connection with the issuance of preferred stock. The terms of all warrants provide for either gross or net settlement at the option of the holder.

Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, or ASU 2015-11. The amendments in ASU 2015-11 require an entity to measure in scope inventory at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments do not apply to inventory that is measured using last-in, first-out, or LIFO, the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out, or FIFO, or average cost. The pronouncement is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We are currently evaluating the impact of this update.

In November 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, or ASU 2014-16. The update was issued to reduce the diversity under GAAP in the accounting for hybrid financial instruments issued in the form of a share. The update clarifies that an entity should consider all relevant terms and features in evaluating the nature of the host contract. Entities should also assess the substance of the relevant terms and features when considering how to weight them. The amendment is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Application to existing instruments is on a modified retrospective basis to all relevant prior periods. We are currently evaluating the impact of this update.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, or ASU 2014-15. The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. Under U.S. GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management's responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The pronouncement is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. We are currently evaluating the impact of this update.

In May 2014, the Financial Accounting Standards Board the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. To achieve this core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract(s); (3) determine the transaction price(s); (4) allocate the transaction price(s) to the performance obligations in the contract(s); and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance also requires advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. For public business entities, ASU 2014-09 was originally effective for the fiscal year beginning January 1, 2017 using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes footnote disclosures). In August, 2015, the FASB issued ASU 2015-14, Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date, that defers the effective date of the new revenue standard by one year (January 1, 2018 effective date). Reporting entities have the option to adopt the standard as early as the original January 1, 2017 effective date. We are currently evaluating the impact of this amendment on our financial position and results of operations.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an "emerging growth company," we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company" we are not required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation. We may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenue equals or exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management's judgment in selecting any available alternative would not produce a materially different result. Please see our audited financial statements and notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by GAAP.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ended December 31, 2016. Our independent registered public accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an "emerging growth company" under the JOBS Act. In connection with our audit as of and for the years ended December 31, 2014 and December 31, 2013, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. See "Risk Factors — Risks Related to Our Business and Strategy — Our independent registered public accounting firm has identified a material weakness in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods" for a discussion of these matters.

BUSINESS

We are a commercial stage global medical technology company that is revolutionizing Minimally Invasive Surgery with AirSeal, our proprietary surgical access management system that offers significant clinical benefits for patients and economic benefits for healthcare providers. We refer to the combination of our proprietary AirSeal technology and the surgical procedures that they enable as Low Impact Surgery. We believe Low Impact Surgery enables a wider range of surgical procedures to be performed with less invasive surgical access, thereby broadening the population of patients for whom MIS procedures may be applicable. As of June 30, 2015, AirSeal systems were deployed in approximately 450 institutions in the United States, and we believe AirSeal single-use devices have been used in over 300,000 surgical procedures worldwide since 2009, including more than 50,000 procedures during the three months ended June 30, 2015.

Over the past 25 years, abdominal surgery has evolved from highly invasive open procedures to MIS approaches, which include techniques such as laparoscopic and robotic-assisted laparoscopic surgery. According to Millennium Research Group, approximately 33 million abdominal surgical procedures are expected to be performed in 2015 in major markets worldwide, of which approximately 10 million are currently addressable by our technology. MIS has continued to evolve, incorporating surgical robots in its most advanced form. We believe robotic-assisted surgery combines the benefits of minimally invasive access to the body with the enhanced dexterity and surgical control provided by surgical robotics. Approximately 570,000 robotic-assisted surgical procedures were performed in 2014 worldwide. We believe AirSeal is the leading surgical access system used in robotic-assisted procedures globally.

MIS relies on the creation of working space in the abdominal cavity to facilitate the manipulation of surgical instruments and the visualization of the surgical site by endoscopic cameras. This is done through the inflation and distension of the abdominal cavity using CO2 under pressure. This process is known as insufflation and the resulting state of insufflation is referred to as pneumoperitoneum. It is critical that pneumoperitoneum remains stable throughout the procedure. However, fluctuations in intra-abdominal pressure can be caused by surgical suction, smoke evacuation, specimen removal, trocar dislodgement, moving the patient, applying pressure to the patient's body or over-pressurizing the surgical cavity after a loss of pneumoperitoneum. Conventional access devices, comprising trocars, insufflators and insufflation tubing, are designed to create and maintain pneumoperitoneum. However, these devices have numerous limitations which result in challenges in maintaining stable pneumoperitoneum. These limitations include intermittent pressure monitoring, delayed response to pressure changes and the inability to prevent loss of pneumoperitoneum during standard instrument exchange, use of suction, smoke evacuation or specimen removal. Conventional access devices also do not include integrated management of surgical smoke caused by thermal energy-based devices commonly used during surgery, which obstructs the view of the surgical field and poses potential health hazards for operating room occupants. The combination of these limitations contributes to an environment in which intra-abdominal pressure often fluctuates between levels so low that the surgical working space collapses and so high that it can cause harm to the patient. Surgeries using conventional access devices may also require more invasive access in order to accommodate the safe removal of contaminated or cancerous surgical specimens from the body. Accordingly, conventional access devices are associated with complications including errant cuts or burns, increased blood loss, longer operating times, more post-operative pain and prolonged recovery times which also lead to increased costs for the hospital.

We believe that our AirSeal technology represents the first major innovation in minimally invasive surgical access since the introduction of the modern trocar. The AirSeal system replaces trocars that rely on mechanical valves to create and maintain pneumoperitoneum with a valve-free access port that has no moving parts. AirSeal instead employs a proprietary gaseous barrier to provide real-time sensing of intra-abdominal pressure, which enables dynamic adjustment of intra-abdominal pressure to maintain stable pneumoperitoneum. AirSeal also includes automatic and continuous smoke evacuation to provide a clear and constant field of vision. Accordingly, the improved surgical conditions enabled by AirSeal allow surgeons to perform MIS procedures with a more stable and less rigid state of pneumoperitoneum, and at approximately 50% lower intra-abdominal pressures than are typically used with conventional access devices. Laparoscopy performed at lower pressure has been clinically demonstrated to contribute to lower post-operative pain, reduced reliance on post-operative pain medication and shorter length of hospital stay. AirSeal has been clinically shown to enable low pressure laparoscopy without the challenges associated with conventional access devices. In addition, we believe AirSeal simplifies pulmonary ventilation and hemodynamic management by the anesthesiologist, enabling a minimally invasive approach in patients who have more complicated diseases and are traditionally poor candidates for MIS.

We have developed and maintain a portfolio of intellectual property to protect our technologies, which included 74 issued patents, of which 30 were issued U.S. patents, and 61 patent applications pending globally, of which 24 were patent applications pending in the United States, as of August 14, 2015. We continue to invest in the research and development necessary to design, develop and commercialize new surgical solutions that leverage our technologies to enable less invasive surgical techniques.

We currently market and sell our products in the United States and internationally through a multi-channel sales organization comprised of sales managers, direct sales representatives, clinical education specialists and distributors. Our sales professionals have extensive training and experience in promoting, marketing and selling advanced laparoscopic technologies. The majority of our revenues are from sales to hospital customers through our direct sales representatives. For the years ended December 31, 2013 and 2014, international sales represented approximately 32.8% and 31.1% of revenue, respectively. We expect to continue to make investments in our global sales organization by increasing the number of our direct sales representatives and broadening our relationships with distributor partners. We believe the continuing expansion of our global sales organization will provide us with significant opportunities for future growth as we increase the penetration of our technologies within the global laparoscopic procedure market and enable novel procedures.

For the years ended December 31, 2013 and 2014, our total revenue was $19.1 million and $30.2 million, respectively and our net losses were $8.3 million and $14.8 million, respectively. For the six months ended June 30, 2014 and 2015, our total revenue was $13.4 million and $22.9 million, respectively and our net losses were $6.7 million and $8.1 million, respectively.

Industry Background

Evolution of Minimally Invasive Surgery

Over the past 25 years, abdominal surgery has evolved from the performance of highly invasive open procedures to those that use increasingly advanced forms of MIS. These procedures are also referred to as laparoscopic surgeries. MIS procedures utilize one or more small incisions through which ports, or trocars, are inserted into an insufflated abdomen. Small cameras, called endoscopes, and surgical instruments are placed through the trocars and used to visualize the surgical site and to perform surgery, respectively. MIS procedures are often associated with less surgical trauma and enable improved patient outcomes, faster recovery times, less post-operative pain and reduced scarring as compared to traditional open surgery. Although recent advances in MIS are enabling surgery through a natural orifice, such as the mouth, nose or anus, rather than an incision, a clear and stable operative field is still essential in these techniques. We believe one of the most advanced forms of MIS is robotic-

assisted laparoscopic surgery, which combines the benefits of minimally invasive ports with the enhanced dexterity, accuracy and surgical control provided by a robot.

Market Opportunity

According to reports by Millennium Research Group, approximately 33 million abdominal surgical procedures are expected to be performed in 2015 in major markets worldwide, of which 10 million are currently addressable by our technology. In 2015, approximately 15 million additional procedures are expected to be performed through more invasive conventional open surgical approaches in our target markets worldwide. We believe a significant number of these procedures can be performed with MIS approaches as continued development and increased adoption of techniques that leverage our technologies enable less traumatic access and improved surgical control.

2015 Global Laparoscopic Procedures

We believe one of the most advanced forms of MIS is robotic-assisted laparoscopic surgery, which combines the benefits of minimally invasive ports with the enhanced dexterity, accuracy and surgical control provided by a robot. There were approximately 570,000 robotic-assisted laparoscopic procedures performed worldwide in 2014. We believe AirSeal is currently the leading surgical access management system used in robotic-assisted laparoscopic procedures globally. We intend to leverage our strong relationships with surgeons that perform robotic-assisted procedures using AirSeal to further penetrate the larger general laparoscopic procedure market and ultimately become the standard of care for surgical access utilized by surgeons worldwide.

Key Working Conditions that Enable Effective MIS Procedures

MIS procedures require certain working conditions in order to provide an environment in which surgery can be performed more effectively and efficiently, including stable pneumoperitoneum, clear and constant field of vision, controlled management of surgical smoke and sufficient access for intact specimen removal.

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    Stable Pneumoperitoneum.    MIS procedures utilize small incisions to access the abdominal cavity. Accordingly, working space must be created within the abdominal cavity to enable visualization of the surgical field, access to specific tissues and organs and sufficient space to maneuver instruments and perform surgery. This space is created by inflating, or insufflating, the body cavity with CO2 to pressures typically ranging from 12mmHg to 15mmHg. The state of insufflation inside the abdominal cavity is referred to as pneumoperitoneum. It is critical that the pneumoperitoneum remain stable throughout the MIS procedure in order to maintain satisfactory space for visualization and manipulation of instruments.

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    Clear and Constant Field of Vision.    As a result of the small incisions utilized during MIS, a surgeon has no direct view of the surgical site. Accordingly, it is critical that endoscopic cameras and endoscopes have a clear field of vision of the surgical site to ensure that instruments are maneuvered precisely and the patient's anatomy can be identified and manipulated accurately.

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    Controlled Management of Surgical Smoke.    Energy-based surgical instruments commonly used during most MIS procedures emit smoke as they ligate and seal tissue in the body cavity. Surgical smoke can include potential biohazards such as toxic gases, tissue material, blood fragments and other pathogens such as viruses. Surgical smoke obstructs intra-procedural visibility, can completely block the operating site from view and increases the risk of surgical trauma. The Association of Perioperative Registered Nurses recommends that surgical smoke be evacuated and filtered throughout the procedure, which typically requires the use of a separate smoke evacuation system.

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    Sufficient Access for Specimen Removal.    During an MIS procedure, the removal of diseased or damaged organ or tissue specimens, including those for cancer staging, is often required. If the ability to remove the specimen is impeded, a larger surgical incision may be required in order to accommodate removal of the specimen without risk of fragmentation of diseased tissue inside the body which can lead to spread of disease.

Conventional Access Devices

Conventional access devices are designed to access the abdominal cavity in a minimally invasive manner and attempt to establish the safe working conditions described above for the performance of MIS procedures. The three devices used in combination to achieve this are: trocars, insufflators and insufflation tubing.

Trocars.

A trocar is a pointed shaft with a hollow circular tube that is inserted into the abdominal cavity during laparoscopic surgery. Conventional trocars incorporate small internal valves to create a mechanical seal through which to pass instruments to prevent pressurized CO2 from escaping the body. The mechanical valves that conventional trocars rely on to maintain pneumoperitoneum must be covered with lubricants in order to reduce friction with the instruments inserted and withdrawn through them. The majority of trocars are designed as single-use devices because these valves are subject to wear and tear. Conventional trocars also incorporate a type of valve called a stopcock which manually controls the flow of CO2 into or out of the trocar. Stopcocks have small diameters that may limit the rate of gas inflow below what is required to maintain stable pneumoperitoneum when suction is used or trocars are dislodged.

Insufflators.

Insufflators regulate the transfer of CO2 from a pressurized external source into the body and the release of gas from the body through the trocar with the goal of creating and maintaining stable pneumoperitoneum. Insufflators typically transfer CO2 for three seconds and then pause to monitor the intra-abdominal pressure for one second to determine if the intra-abdominal pressure is below or above the surgeon's specified level of pneumoperitoneum. The insufflator then adjusts by releasing gas or continuing to transfer CO2. The intermittent pressure monitoring and simple on/off mechanics of conventional insufflators often result in significant fluctuations of intra-abdominal pressure during the intervals of gas transfer and monitoring. In addition, while some insufflators advertise high flow-rate, the flow of gas through the trocar is limited by the diameter of conventional trocar stopcocks, regardless of insufflator flow-rate. Insufflators also do not dynamically respond to the changes in intra-abdominal pressure caused by the mechanical ventilation of the patient by the anesthesiologist.

Insufflation Tubing.

Single-lumen, or single-channel, tubing connects conventional insufflators and trocars. Conventional tubing is unidirectional and can therefore only perform one action at a time, such as either transferring gas or providing a conduit for monitoring pressure.

Limitations of Conventional Access Devices

While MIS procedures are associated with many benefits, as described above, the limitations of conventional access devices result in several challenges that adversely impact the clinical outcomes and healthcare economics of MIS procedures, including:

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    Unintended Loss of Intra-abdominal Pressure.    A noticeable drop in intra-abdominal pressure is referred to as a loss of pneumoperitoneum. Loss of pneumoperitoneum results in the collapse of the working space in the abdominal cavity that can lead to reduced or total loss of visibility of the surgical field and compromised working space. The potential consequences of losing pneumoperitoneum include conversion to open surgery, excessive blood loss, longer operating times, prolonged recovery times, higher post-operative pain and even death. Many factors contribute to loss of pneumoperitoneum, including tears in the mechanical valves, trocar dislodgment, the use of standard suction inside the pressurized body cavity during an MIS procedure and the venting of surgical smoke from the body cavity.

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    Unintended Spikes in Intra-abdominal Pressure.    Significant rises in intra-abdominal pressure above target levels are known as spikes in pneumoperitoneum. Pressure spikes can be induced by the surgeon exerting external pressure on the body cavity during trocar replacement or when maneuvering the patient, or from over pressurization of the body cavity from conventional insufflators after a loss of pneumoperitoneum. Conventional trocars do not automatically vent gas when the cavity is overpressurized. Significant pressure spikes can have serious cardiovascular consequences including pulmonary embolism, tachycardia and death. Unfortunately, the intermittent pressure monitoring and simple on/off mechanics of conventional insufflators create a delay in detecting and responding to changes in intra-abdominal pressure, including these spikes. As a result, there may be a dangerous lag before intra-abdominal pressure returns to the target level, exposing the patient to unnecessary risk.

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    Maintenance of a High Level of Intra-abdominal Pressure.    Conventional insufflators require surgeons to insufflate the abdominal cavity to pressures ranging from 12mmHg to 15mmHg to create and maintain an acceptable working space during MIS. Pneumoperitoneum requires the elevation of intra-abdominal pressure which, on its own, has a negative impact on pulmonary compliance, hemodynamics and renal function in laparoscopic surgery. Clinical studies have shown that these pressure levels are associated with numerous side-effects, including post-operative pain, opioid use and extended length of hospital stay, all of which negatively impact hospital profitability. These side effects can lead to increased post-anesthesia care unit, or PACU, time and its associated higher hospitalization costs and lower patient throughput.

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    Challenging Management of Surgical Smoke.    Conventional management of surgical smoke includes simple venting of smoke through the trocar into the operating room, utilizing a separate smoke evacuation system or waiting for the smoke to be absorbed by the body before continuing with the procedure. Venting or evacuating smoke frequently leads to a loss of pneumoperitoneum because it involves the sudden removal of large volumes of gas from the body without real-time pressure monitoring and dynamic response from an insufflator. In addition, surgical smoke can expose operating room occupants to potential biohazards. As a result, conventional management of surgical smoke leads to the need for additional equipment, longer procedure time or increased risk to the patient and operating room staff.

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    Limited Ability for Specimen Removal.    Surgeons must often break specimens down into smaller pieces to allow them to fit through the mechanical valves of conventional trocars. This may result in the release of unwanted material, such as cancerous tissue, and fluids into the body cavity. The mechanical valves of trocars can also trap specimens, making them more difficult to extract from the body. Surgeries using conventional access devices may require more invasive surgical incisions to accommodate the safe removal of larger specimens.

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    Conventional Trocar Design.    Conventional trocars rely on mechanical valves to create a physical barrier to maintain pneumoperitoneum while cameras and instruments are inserted, manipulated and withdrawn. These mechanical valves limit the size, shape and number of instruments and prosthetic materials that may be inserted or withdrawn through them. In addition, the mechanical valves themselves cause friction with the instruments inserted through them, hindering the ability to add or remove instruments or surgical specimens through the trocar, contributing to the risk of trocar dislodgement and reducing the surgeon's tactile feedback when engaging tissues and organs. Conventional trocars also incorporate a type of valve called a stopcock which manually controls the flow of gas into or out of the trocar. Stopcocks have small diameters that limit the rate of gas inflow below what is required to maintain stable pneumoperitoneum in the event of significant air leaks or when surgeons use standard suction to clear the surgical field. We believe the limitations of conventional trocar design commonly result in longer procedure times and complications from instability of pneumoperitoneum.

Although MIS procedures have enabled surgeries to be performed with less invasive access to the body, there remains a significant opportunity for abdominal access systems that enable continuous pressure sensing, dynamic responses to changes in intra-abdominal pressure to maintain consistent pneumoperitoneum, provide for integrated smoke evacuation and enable intact specimen removal. We further believe that advanced access technologies will enable MIS procedures to be performed safely at lower pneumoperitoneum pressures resulting in improved clinical outcomes for patients and enhanced profitability for providers.

Our Solution

We have developed AirSeal, the first and only integrated surgical access management system to address the limitations associated with conventional access devices, to provide improved clinical outcomes for patients and economic benefits for healthcare providers. The components of our proprietary AirSeal system are the AirSeal Valve-Free Access Port, Intelligent Flow System, or iFS unit and the AirSeal Filtered Tube Set, or FTS. We believe Low Impact Surgery provides the following benefits as compared to conventional access devices.

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    Stable, Less Rigid State of Pneumoperitoneum.    AirSeal combines sophisticated real-time management of intra-abdominal pressure with a valve-free trocar that uses a proprietary gaseous pressure barrier to maintain unparalleled stability of pneumoperitoneum at the surgeon's target level. The pressure barrier created by AirSeal enables a less rigid state of pneumoperitoneum that dynamically responds to any increases or decreases in intra-abdominal pressure by adding or venting gas in real time to provide stable pneumoperitoneum. AirSeal utilizes a proprietary gas-flow manifold that enables significantly higher gas inflow rates than the stopcocks of conventional trocars and maintains stable pneumoperitoneum even during significant air leaks or the use of standard suction.

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    Lower Pressure Procedures.    AirSeal employs a combination of innovations that enables procedures to be performed at up to 50% lower intra-abdominal pressure than conventional MIS procedures. Procedures performed with lower intra-abdominal pressure have been clinically demonstrated to reduce post-operative shoulder pain, decrease the need for post-operative pain medication and shorten recovery times. AirSeal's stable, less rigid state of pneumoperitoneum also results in less stress and pressure on the patient's diaphragm and upper organs during surgery and improves pulmonary and respiratory stability under anesthesia. We also believe the reduced pain and pulmonary and respiratory stability enabled by lower pneumoperitoneum pressures result in less post-operative monitoring and pain management in the PACU. We believe the reduction in PACU congestion enabled by procedures performed at lower pressure improves operating room efficiency.

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    Integrated and Continuous Smoke Evacuation.    AirSeal continuously evacuates smoke from the abdominal cavity through our patented FTS connected to the iFS unit. The FTS incorporates a specialized 0.01 micron filter that captures and removes biohazardous particulates from the evacuated gas. Accordingly, our AirSeal system provides continuous visibility of the surgical field and reduces the risks to the patient and the surgical team of exposure to pathogen-laden smoke, while simultaneously maintaining stable pneumoperitoneum.

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    Intact Specimen Removal.    AirSeal access ports are valve-free, enabling surgeons to extract larger specimens without having to dissect them inside the body. We believe intact specimen removal saves procedure time and reduces the risk of spreading unwanted material, such as cancerous tissue, inside the body cavity.

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    Improved Surgical Ergonomics.    AirSeal's patented valve-free access ports enable frictionless insertion or withdrawal of multiple small diameter instruments of both circular and non-circular geometries, implants, sutures and specimens without the risk of losing pneumoperitoneum. In addition, our valve-free ports do not require any surgical lubricants or retain residue from blood or other fluids released during the MIS procedure, thereby preventing camera smudges that obscure the field of vision during the surgical procedure. Our line of micro-laparoscopic 3mm surgical instruments also have longer jaws and rigid shafts that feel and function like larger traditional 5mm instruments, enabling surgeons to perform less invasive procedures without changing the ergonomics or techniques to which they have been accustomed with larger, more invasive instruments.

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    Faster Procedure Times.    AirSeal has been clinically demonstrated to result in faster average operating times in various types of laparoscopic and robotic-assisted laparoscopic procedures.

We believe that Low Impact Surgery enables improved clinical outcomes, better surgical control, faster operating times, higher patient safety, shorter recovery times and reduced post-operative pain as compared to MIS procedures performed with conventional access devices. As a result, we believe Low Impact Surgery offers compelling economic benefits to health care providers including reduced PACU time and its associated lower hospitalization costs and higher patient throughput. We believe our technologies enable a new generation of techniques that expand the surgical procedures that may be performed with less invasive surgical access, while offering improved clinical and economic benefits for patients, physicians and providers as compared to existing alternatives.

Our Strategy

Our goals are to establish AirSeal as the standard of care for every laparoscopic and robotic-assisted laparoscopic procedure worldwide, increase the number of surgeries that can be performed with less invasive surgical approaches and broaden the population of patients for whom MIS procedures may be applicable. To accomplish these goals, we are employing the following strategies:

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    Leverage our leading position in robotic-assisted MIS to establish Low Impact Surgery as the standard of care for laparoscopic procedures.    Surgeons that perform robotic-assisted laparoscopy are typically the opinion leaders in laparoscopic surgery. We believe AirSeal is already the leading access technology utilized in robotic-assisted MIS. We intend to leverage our strong relationships with surgeons that perform robotic-assisted surgery to further penetrate into the larger general laparoscopic procedure market and ultimately become the standard of care in access technology.

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    Expand our sales organization to support growth.    We plan to continue to expand our highly-trained direct sales organization in the United States to help facilitate further adoption among existing hospital customers as well as broaden awareness of Low Impact Surgery in new hospitals. In addition, we have agreements with and are engaged in advanced discussions with the largest integrated delivery networks and group purchasing organizations in the United States regarding the adoption of AirSeal. We will also continue to make significant investments in our global distribution network to increase our penetration in existing markets and expand our geographic presence into new markets. We believe there remains significant opportunity for us to expand our global presence by hiring additional direct sales representatives, developing relationships with distributor partners in select markets and improving the productivity and efficiency of our sales force.

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    Leverage our AirSeal technology to enable Low Impact Surgery for procedures not currently performed using a minimally invasive approach.    We intend to continue leveraging our AirSeal technology and extending the benefits of Low Impact Surgery to broader patient populations, including patients typically treated with open access surgical procedures. We will also further improve Low Impact Surgery with novel micro-laparoscopic instruments and access devices to enable new surgical approaches that combine standard laparoscopic techniques with less invasive access to further improve patient outcomes.

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    Deliver cost-effective solutions that extend the clinical and economic benefits of AirSeal to high-volume laparoscopic procedures.    We intend to leverage the improved surgical working conditions and clinical outcomes enabled by AirSeal, and the less invasive access provided by our proprietary line of Low Impact micro-laparoscopic instruments to enable hospitals to perform higher volume procedures such as laparoscopic cholecystectomy more cost effectively.

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    Conduct further clinical studies documenting the clinical and economic benefits of Low Impact Surgery.    We intend to invest in further clinical studies in order to support the publications of peer reviewed articles that validate the clinical and economic benefits of Low Impact Surgery.

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    Selectively Pursue Opportunities to Enhance Our Product Offerings.    We intend to continue to innovate new applications of our AirSeal technology and vigorously protect those innovations through patent applications. We may also opportunistically pursue the licensing or acquisition of complementary products and technologies to strengthen our market position or improve product margins.

Clinical Evidence Demonstrating AirSeal's Benefits

There is a growing body of evidence that supports the clinical performance and economic benefits of our AirSeal system. Results of multiple studies have been published in peer-reviewed articles and presented at international healthcare conferences. In addition, we are currently engaged in a variety of ongoing studies to continue to validate our clinical and economic benefits. The studies below illustrate findings pertaining to stable pneumoperitoneum, lower pressure surgery and economic benefits enabled by our AirSeal system that we believe are consistent with the outcomes observed in published literature.

AirSeal Enables a More Stable Pneumoperitoneum

In a 60-patient prospective randomized study, researchers at the University of California, Irvine compared the intra-procedural abdominal cavity pressure and associated physiologic effects during laparoscopic renal surgery of the AirSeal system and a conventional insufflation system. Patients were randomized to either the AirSeal system (Figure A) or conventional insufflation (Figure B), and pressure was measured eight times per second for the entirety of the procedure via a specialized pressure transducer. The researchers submitted their results for the first 28 patients to complete this trial for presentation at the 2014 annual meeting of the American Urological Association. The interim analysis demonstrated that pneumoperitoneum was significantly more stable in the AirSeal group than in the conventional insufflation group.

The charts below demonstrate that AirSeal maintained pneumoperitoneum pressure at the specified range of 12mmHg to 18mmHg 98.5% of the time, whereas conventional insufflation was in range only 71% of the time (p<0.001). This clinical evidence demonstrates that AirSeal provides a more stable pneumoperitoneum when compared to conventional insufflation. Moreover, there were far fewer instances of temporary drops in pressure using AirSeal, and the recovery of the specified pressure range was accomplished without the corresponding spikes in pressure seen with conventional insufflation.

        Figure A

        Figure B

The interim analysis also demonstrated a significantly lower mean arterial pressure within 20 minutes after insufflation in the AirSeal group, indicating the possibility of a reduced physiologic impact on cardiovascular function.

Lower Intra-abdominal Pressure is Associated with Improved Clinical and Economic Outcomes

A meta-analysis of 22 randomized controlled trials, or RCTs, comparing over 1,263 laparoscopic cholecystectomies performed utilizing conventional insufflation technologies at low pressure pneumoperitoneum of 7mmHg to 10mmHg versus standard pressure pneumoperitoneum of 12mmHg to 15mmHg were published in the July 2014 edition of The American Journal of Surgery. The meta-analysis demonstrated that low pressure pneumoperitoneum significantly reduces the incidence and severity of pain, incidence of post-operative pain medication use and total pain medication requirements, and reduced hospital length of stay. However, lower pressure procedures, all of which utilized conventional insufflation technologies, were also associated with significantly greater requirement for increasing pressure during the procedure in order to complete the procedure and significantly longer operative time.

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    Incidence of Shoulder Pain.    From 10 RCTs, 81 out of 404 patients (20%) in the low pressure group complained of shoulder pain as compared with 153 of 402 patients (38%) in the standard pressure group. Low pressure pneumoperitoneum was associated with a significantly lower incidence of shoulder pain (p<0.001).

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    Severity of Pain.    From 8 RCTs, the low pressure group had significantly lower pain scores compared with the standard pressure group at the intervals of zero to six hours (p=0.01), seven to 12 hours (p = 0.003) and 13 to 24 hours (p=0.002) time intervals.

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    Incidence of Post-Operative Pain Medication Use.    Data from 6 RCTs indicated that low pressure pneumoperitoneum was associated with a significantly lower rate of analgesic use as compared to the standard pressure group (p=0.02).

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    Total Post-Operative Pain Medication Requirements.    Data from 7 RCTs indicated that the low pressure group had significantly lower post-operative pain medication dosing requirements than the standard pressure group (p=0.003).

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    Length of Hospital Stay.    Patients in the low pressure group had a significant 0.27 day shorter length of hospital stay as compared to the standard pressure group (p=0.01).

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    Requirement for Increased Pressure.    The low pressure group had a significantly greater requirement to increase pressure during the procedure in order to the complete the procedure as compared to the standard pressure group (p<0.01).

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    Operative Time.    Patients in the low pressure group had a significantly longer mean operating time (average 2.07 minutes longer) as compared to the standard pressure group (p<0.01).

The meta-analysis demonstrated that performing procedures at lower pneumoperitoneum pressures of 7mmHg to 10mmHg significantly reduces the incidence and severity of shoulder pain, medication use and hospital length of stay. However, the data also shows that lower pressure procedures in some instances resulted in the requirement to raise the intra-abdominal pressure during the procedure in order to complete it as well as a significantly increased procedure time. We believe the increased risk of raising pressure and longer procedure times resulting from lower pressure were due to the limitations of conventional access devices as described above, including unstable pneumoperitoneum and challenging smoke management both of which result in inadequate visibility of the surgical field.

We believe the ability to produce a more stable pneumoperitoneum would significantly reduce the requirements to raise pressure during the procedure as well as lower overall procedure times. The following study demonstrates that the stable pneumoperitoneum enabled by AirSeal allows procedures to be performed at lower pressures with little risk of having to increase pressure during the procedure and with no increase in overall procedure time.

AirSeal Enables Surgeries to be Performed at Lower Insufflation Pressure

In a prospective pilot study, researchers at the Université Pierre et Marie Curie compared laparoscopic surgery at low pressure of 7mmHg with the AirSeal system to standard insufflation at 15mmHg. 60 patients underwent laparoscopic benign pathology, gynecologic surgery with 30 patients insufflated with AirSeal at 7mmHg and 30 patients conventionally insufflated at 15mmHg. The purpose of the study was to evaluate the potential benefits of low pressure stable pneumoperitoneum enabled by AirSeal at low pressure in terms of anesthesia parameters during the surgery and patient post-operative pain when compared to standard insufflation pressure. The results of this study were presented at the 2014 meeting of the American Association of Gynecologic Laparoscopists.

The chart below demonstrates that the creation of stable pneumoperitoneum at low pressure of 7mmHg during laparoscopy resulted in significant reductions in both shoulder pain and post-operative analgesic use, as well as significant improvement in key respiratory function during anesthesia. In addition, all patients in the low pressure group with stable pneumoperitoneum completed the procedure without the need to increase pressure above 7mmHg and there was no statistical difference in operating time between the two groups.

	AirSeal 7mmHg	Standard 15mmHg	P-value
N	30	30
Age Median (range)	33 (19-45)	35 (25-58)	0.14
Body Mass Index Median, or BMI (range)	22.1 (19-29.4)	22.6 (19.3-31.2)	0.2
Operative Time (in minutes) Median (range)	26 (9-83)	30 (10-85)	0.55
Operative vs only diagnosis laparoscopy	19/30 (63.3%)	22/30 (73.3%)	0.58
	Results
Max Peak Airway Pressure Median (range)	18 (14-35)	24 (17-31)	<0.0001
End tidal CO2 Max Median (range)	36 (31-41)	40 (33-46)	<0.0001
Max Systolic Blood Pressure Median (range)	115 (96-138)	129 (105-160)	0.002
Numeric Rating Scale, or NRS Shoulder Pain at 4 Hours Post-Op Median (Min-Max)	0.8 (0-7)	2.1 (0-8)	0.004
NRS Shoulder Pain at 8 Hours Post-Op Median (Min-Max)	0.7 (0-7)	2.6 (0-10)	0.002
NRS Shoulder Pain at 24 Hours Post-Op Median (Min-Max)	0.5 (0-6)	1.5 (0-6)	0.004
Consumption of Morphine (%)	3/30 (10%)	10/30 (33.3%)	0.028
Felt Ready to be Discharged	14/30 (46.7%)	7/30 (23.3%)	0.058

AirSeal Enables Faster Procedure Times

In a retrospective single-institution review, researchers in Linz, Austria compared the operative time and other perioperative outcomes during robotic-assisted laparoscopic prostatectomy, or RALP, using the AirSeal system and conventional insufflation. A total of 792 patients underwent RALP, however the first 150 patients were excluded from the analysis to account for the learning curve of robotic-assisted surgery. A total of 257 and 385 patients underwent RALP using the AirSeal system and conventional insufflation, respectively. There were no significant differences in patient-level factors or surgical characteristics between the two groups. The researchers presented their results in the March 2014 edition of the World Journal of Urology.

The chart below demonstrates that AirSeal enabled a significantly lower mean operative time of 149.5 minutes as compared to conventional insufflation at 170.1 minutes (p<0.0001). It is also noteworthy that patients in the AirSeal group had pneumoperitoneum maintained at 10mmHg while patients in the conventional insufflation arm had pneumoperitoneum maintained at 12mmHg.

	AirSeal iFS N = 257	Conventional N = 385	P-value*
Mean patient characteristics (range)
Age (years)	62.3 (32.1 - 76.6)	62.6 (42.7 - 75.4)	0.614
American Society of Anesthesiologists, or ASA, classification	1.8 (1.0 - 3.0)	1.7 (1.0 - 0.3)	0.064
BMI (kg/m2)	27.6 (16.2 - 47.4)	27.3 (17.8 - 41.4)	0.357
Prostate volume (ml)	41.6 (12.0 - 200.0)	41.8 (13 - 170)	0.897
Gleason score	6.6 (4 - 10)	6.4 (4.0 - 10.0)	0.098
Prostate Specific Antigen, or PSA (ng/ml)	8.3 (0.59 - 69.7)	7.8 (0.03 - 88)	0.426
Surgery characteristics
Operating Room Time, or ORT (min)	149.5 (45.0 - 325.0)	170.1 (65.0 - 340.0)	<0.0001
Estimated Blood Loss, or EBL (ml)	256.6 (0.0 - 2000.0)	223.6 (0.0 - 1500.0)	0.369
Margins (positive)	26.3% (55)	24.1% (93)	0.548
Complications	0.5% (1)	0.8% (3)	0.639
Nerve sparing	62.6% (156)	66.5% (250)	0.325
Node dissection	49.8% (101)	45.4% (173)	0.729

Our Technology & Products

We believe the integrated design and proprietary innovations of our AirSeal system enables performance superior to that of conventional access devices. We believe our AirSeal system and complementary products enable a variety of less invasive surgical approaches that may enable improved surgical and clinical outcomes that result in economic savings to the healthcare system.

The AirSeal Access Port.    Our patented, single-use, valve-free trocar uses no moving parts to create and maintain pneumoperitoneum by creating an invisible pressure barrier at the proximal end of the trocar cannula that enables real-time pressure sensing. In lieu of mechanical valves, the pressure-barrier is created by using a series of high pressure nozzles within the cannula housing that directs a downward force of gas generated and regulated by the iFS unit that is equal in force to the intra-abdominal pressure chosen by the surgeon to perform the procedure. The result is an invisible gas barrier that creates a less rigid state of pneumoperitoneum and responds to changes in pressure, either by allowing more gas inflow during pressure drops or by serving as a real-time pressure relief valve during pressure spikes. This unique design feature enables more stable pneumoperitoneum and procedures to be performed at lower pressure, contributing to improved clinical outcomes. The port's proprietary manifold design also enables continuous smoke evacuation without loss of pneumoperitoneum and the port's valve-free design enables frictionless surgical instrument manipulation and intact specimen removal. AirSeal Access Ports are available in multiple diameters and lengths to meet surgical requirements.

The AirSeal Intelligent Flow System (iFS) Unit.    The iFS unit is a sophisticated, multipurpose, computer-controlled device that insufflates, measures pressure in real-time, dynamically responds to changes in the abdominal surgical environment and continuously evacuates smoke from the abdominal cavity. The iFS unit employs proprietary pump technology designed to create the unique, pressure-based gaseous barrier deployed in conjunction with the AirSeal Access Port and Filtered Tube Set to maintain stable pneumoperitoneum and a clear operative field. The iFS unit features a large touchscreen display that enables the operating room staff to monitor key readouts including flow rate, intra-abdominal pressure, smoke evacuation level and remaining gas supply, and to make adjustments when necessary. The iFS unit also provides visual and audio alerts to communicate important messages to the operating room staff, including low gas level warnings or other intraprocedural situations that may lead to compromised clinical outcomes. The iFS unit is capable of operating in 3 different modes, depending on the specific needs of the procedure.

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    AirSeal Mode.    AirSeal Mode provides high flow insufflation, stable pneumoperitoneum and continuous smoke evacuation throughout the procedure. AirSeal Mode operation requires the use of an AirSeal Access Port and an AirSeal Filtered Tube Set.

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    Smoke Evacuation Mode.    In Smoke Evacuation Mode, the iFS unit can be used with 2 conventional trocars to provide both high flow insufflation and continuous smoke evacuation. Smoke Evacuation Mode requires the use of a proprietary filtered tube set that is part of the AirSeal system.

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    Standard Insufflation Mode.    In Standard Insufflation Mode, the iFS unit provides high flow insufflation to any conventional trocar and can be used with any standard insufflation tubing set.

AirSeal Filtered Tube Set.    Our patented, single-use tri-lumen Filtered Tube Set connects the iFS unit to an AirSeal Access Port with three individual lumens, which enable simultaneous CO2 insufflation, pressure barrier maintenance, smoke evacuation and real-time pressure sensing. The FTS includes a 0.01 micron filter that surpasses the published filtration guidelines of both the National Institute of Occupational Safety and Health, or NIOSH, and the Association of Perioperative Registered Nurses, or AORN.

Low Impact Micro-Laparoscopic Instruments.    Our family of proprietary Low Impact micro-laparoscopic handheld instruments enables MIS to be performed through reusable trocars as small as 3mm for reduced scarring and pain. Our instruments are composed of seven proprietary alloys that enable the instrumentation to deliver the same shaft strength, jaw length and clinical performance of standard 5mm diameter instruments. Used in conjunction with AirSeal, these instruments provide Low Impact surgical approaches that we believe reduce postoperative pain and medication use, length of stay and patient scarring. Our instruments can be customized into sets for a wide range of high volume procedures such as laparoscopic cholecystectomy, thereby enabling us to leverage the clinical and economic benefits of AirSeal to provide cost-effective procedure-specific solutions for hospitals.

Other Applications and Product Pipeline

We believe the combination of our AirSeal system, our Low Impact micro-laparoscopic instruments and new devices under development will enable less invasive surgical procedures, including those that utilize transgastric, transanal and transvaginal approaches. We continue to develop new products that broaden our line of Low Impact Instruments and devices to leverage our AirSeal system and enable the continued adoption of these less invasive procedures. Various other general surgical procedures, including transanal endoscopic surgery, are associated with tight anatomical constraints and are therefore not typically performed via MIS due to the unreliability of pneumoperitoneum maintenance and inability to address excessive smoke accumulation associated with conventional access technologies. We believe that our AirSeal technology and the benefits of Low Impact Surgery can enable the conversion of traditional invasive procedures to less invasive MIS approaches.

Sales & Marketing

We currently market and sell our products in the United States and internationally through a multi-channel sales organization comprised of sales managers, direct sales representatives, clinical education specialists and distributors. Our global sales organization is comprised of professionals with extensive experience in medical technology, each of whom have demonstrated proficiency in promoting, marketing and selling our innovative portfolio of integrated access management technologies and related devices. Our sales organization provides us with broad geographic coverage in regions where our products are sold, including North America, Central and South America, Europe, Middle East, South Africa, China, Japan and other Asia-Pacific countries. For the years ended December 31, 2013 and 2014, international sales represented approximately 32.8% and 31.1% of our revenue, respectively.

As of June 30, 2015, our U.S. sales organization consisted of 69 direct sales employees, a network of five clinical education specialists and seven independent sales agencies. Our U.S. sales organization is led by two area sales directors and seven regional sales managers who report to our VP of U.S. Sales. We believe that our combination of direct sales employees, independent sales agencies and clinical education specialists provides a balance of professional selling skills and technical expertise in the field.

Outside the United States, we sell our products primarily through a network of distribution partners located in markets where we see the greatest potential for adoption of Low Impact Surgery. We continually evaluate new market opportunities and intend to expand into new international markets. As of June 30, 2015, we had agreements with 28 distributor organizations who market our products in 47 countries internationally, in addition to agreements with 4 distributors that market to countries where we are awaiting regulatory clearance. We manage our distributor partners through an organization comprised of four area sales directors and one general manager who report to our Chief Commercialization Officer.

Manufacturing & Quality Assurance

We are an FDA registered medical device company and carry an ISO 13485 / CMDCAS certification. We maintain a Quality Management System that is designed to comply with domestic and international regulatory requirements, which require that the quality system reach from internal control of operations to the suppliers supporting our product realization processes. Our medical devices are manufactured, assembled and sterilized using medical device contract manufacturers. All of our contract manufacturers are ISO 13485 certified and registered establishments with the FDA. Our sterile single-use device suppliers are based in the United States and our iFS units and single-use tube sets are manufactured in Germany.

We do not have long-term manufacturing agreements with any supplier and conduct business on a purchase order basis. We have not had any difficulty obtaining the necessary raw material to support production and we believe capacity among our suppliers is sufficient to support our future growth. We currently rely on a small number of high quality suppliers with whom we have successfully partnered for many years. These suppliers have a long history in the medical device contract manufacturing business, are well equipped with the appropriate level of expertise and are financially sound. Our suppliers are audited by us on an annual basis and as medical device contractors are also subject to FDA and international Notified Body on-site inspections. All of our suppliers are in good standing with both FDA and Notified Bodies. Proximity to critical suppliers allows for frequent on-site meetings and hands on partnership. Our suppliers are organized to provide materials with minimal inventory positions, lower cost, flexibility and rapid response to changing customer demands.

Research & Development

We have an experienced research and development team with scientific, engineering and process expertise in the areas we believe are necessary to grow our business and develop our proprietary technologies. As of June 30, 2015, we had 19 employees engaged in research and development. We expect to commit significant resources to developing new technologies and devices, improving product performance and reducing costs. We continually seek to improve and broaden our product portfolio. Our research and development expenses totaled $2.0 million and $2.9 million in the years ended December 31, 2013 and 2014, respectively. We also plan to broaden our technology platform to include a family of complementary instruments and next generation devices that will allow surgeons to leverage the clinical and economic benefits enabled by our AirSeal technology in novel MIS procedures.

Competition

We consider our primary competition to be existing providers of conventional insufflation technologies. Our success depends, in part, on convincing hospitals, surgeons and patients to convert from conventional insufflation at standard pressure to AirSeal at low pressure in laparoscopic and robotic-assisted laparoscopic surgeries. Companies that have an established presence in the field of MIS access include Stryker Corporation, Karl Storz Endoscopy-America, Inc., Olympus Corporation and Richard Wolf Medical Instruments Corporation (insufflators); Ethicon Endo-Surgery, LLC (a subsidiary of Johnson & Johnson), Covidien plc and Applied Medical Resources Corporation (trocars); and numerous generic manufacturers of insufflation tubing. We believe that the principal competitive factors in our markets are:

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    Clinical safety and effectiveness

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    Ability to demonstrate and quantify improved clinical outcomes

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    Ability to demonstrate and quantify economic benefits from the above clinical outcomes

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    Surgeon experience and comfort with use of particular access devices

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    Experience and relationships with sales employees

We also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business.

Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, are highly efficacious, promote improve clinical outcomes and are cost effective.

Intellectual Property

We protect our proprietary technologies by maintaining patents covering our product designs, their methods of use and any other inventions that are important to the development of our business. Our success depends in part on our ability to protect our intellectual property. As of August 14, 2015, we owned 74 issued patents, of which 30 were issued U.S. patents. As of August 14, 2015, we owned 61 patent applications pending globally, of which 24 were patent applications pending in the United States. We also rely on know-how, continuing technological innovation and may in the future rely upon licensing opportunities to develop, strengthen and maintain the proprietary position of our technology. We will continue to vigorously defend our proprietary innovations and continue to expand our intellectual property portfolio.

Coverage and Reimbursement

In the U.S., our currently approved products are commonly treated as general supplies utilized in surgery and if covered by third-party payors, are paid for as part of the surgical procedure. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain sufficient coverage and reimbursement from healthcare payors for procedures in which our products are used, or adverse changes in government and private third-party payors' policies would have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

In the United States, third-party payors continue to implement initiatives that restrict the use of certain technologies to those that meet certain clinical evidentiary requirements. Based on our experience to date, these payors generally reimburse for the surgical procedures in which our products are used, as long as the patient meets the established medical necessity criteria for surgery. In addition, some payors are moving toward a managed care system and control their health care costs by limiting authorizations for surgical procedures, including elective procedures using our devices. Failure to obtain favorable payor policies could have a material adverse effect on our business and operations.

Reimbursement decisions by particular third-party payors may depend upon a number of factors, including each payor's determination that use of a product is:

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    a covered benefit under its health plan;

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    appropriate and medically necessary for the specific indication;

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    cost effective; and

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    neither experimental nor investigational.

CMS, the agency responsible for administering the Medicare program, sets coverage and reimbursement policies for the Medicare program in the United States. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments, may vary from state to state and from year to year and will likely play an even larger role in healthcare funding pursuant to the recently enacted PPACA.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology, or CPT code. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected.

In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering healthcare.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors' reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. Because the cost of our products generally is recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates is the Medicare program's updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula. With respect to physician payments, in the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. In April 2015, however, MACRA was signed into law, which repealed and replaced the statutory formula for Medicare payment adjustments to physicians. MACRA provides a solution to the annual interim legislative updates that had previously been necessary to delay or prevent significant reductions to payments under the Medicare Physician Fee Schedule. MACRA extended existing payment rates through June 30, 2015, with a 0.5% update for July 1, 2015 through December 31, 2015, and for each calendar year through 2019, after which there will be a 0% annual update each year through 2025. In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System, beginning in 2019, under which physicians may receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of electronic health records. MACRA also requires CMS, beginning in 2019, to provide incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as accountable care organizations, that emphasize quality and value over the traditional volume-based fee-for-service model. It is unclear what impact, if any, MACRA will have on our business and operating results, but any resulting decrease in payment may result in reduced demand for our products.

Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products.

The implementation of the Affordable Care Act, for example, has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and medical device industries. The Affordable Care Act imposed, among other things, a new federal excise tax on the sale of certain medical devices, provided incentives to programs that increase the federal government's comparative effectiveness research and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, due to subsequent legislative amendments to the statute. will stay in effect through 2024 unless congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or product candidates or additional pricing pressure.

Government Regulation

Our products and our operations are subject to extensive regulation by the FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices in the United States under the FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a PMA application. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA's General Controls for medical devices, which include compliance with the applicable portions of the QSR registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising and promotional materials. Class II devices are subject to the FDA's General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, postmarket surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA's permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA's premarket notification and clearance process in order to be commercially distributed. Our currently marketed products are Class II devices subject to 510(k) clearance.

510(k) Marketing Clearance Pathway

Our current products are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is "substantially equivalent" to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA's 510(k) clearance process usually takes from three to six months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the "de novo" process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process, and such proposals could include increased requirements for clinical data and a longer review period. Specifically, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. The FDA intends these reform actions to improve the efficiency and transparency of the 510(k) clearance process, as well as bolster patient safety. In addition, as part of the FDASIA, enacted in 2012, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA's review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently approved under a PMA. However, we may in the future develop devices which will require the approval of a PMA.

De novo Classification Process

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the "Request for Evaluation of Automatic Class III Designation," or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of FDASIA, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, FDA is required to classify the device within 120 days following receipt of the de novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. We plan to utilize the de novo classification process to obtain marketing authorization for our devices under development.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA's investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a "significant risk," to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board ("IRB") for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA's regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

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    establishment registration and device listing with the FDA;

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    QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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    labeling regulations and FDA prohibitions against the promotion of investigational products, or "off-label" uses of cleared or approved products;

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    requirements related to promotional activities;

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    clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

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    medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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    correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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    the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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    post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

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    warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

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    recalls, withdrawals or administrative detention or seizure of our products;

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    operating restrictions or partial suspension or total shutdown of production;

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    refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

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    withdrawing 510(k) clearances or PMA approvals that have already been granted;

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    refusal to grant export approvals for our products; or

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    criminal prosecution.

Regulation of Medical Devices in the EEA

There is currently no premarket government review of medical devices in the EEA (which is comprised of the 28 Member States of the EU plus Norway, Liechtenstein and Iceland). However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for low-risk medical devices, where the manufacturer can self-declare the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a Notified Body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. The notified body would typically audit and examine a products' technical dossiers and the manufacturers' quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation (the Medical Devices Regulation). Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices.

In October 2013, the European Parliament approved a package of reforms to the European Commission's proposals. Under the revised proposals, only designated "special notified bodies" would be entitled to conduct conformity assessments of high-risk devices, such as active implantable devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The European Commission will then forward the notification and the accompanying documents on the device to the MDCG, (a new, yet to be created, body chaired by the European Commission, and representatives of Member States) for an opinion. These new procedures may result in the re-assessment of our existing medical devices, or a longer or more burdensome assessment of our new products.

If finally adopted, the Medical Devices Regulation is expected to enter into force sometime in 2016 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a "qualified person" responsible for regulatory compliance and provide for more strict clinical evidence requirements.

Federal, State and Foreign Fraud and Abuse, Data Privacy and Security and Physician Payment Transparency Laws

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, foreign, federal and state anti-kickback and false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (described below).

Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July 1991, which the Department has referred to as "safe harbors." These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure medical device manufacturers, healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991.

Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Our arrangements with physicians, hospitals and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (described below). Violations of the Anti-Kickback Statute can result in imprisonment, exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including criminal fines of up to $5,000 and imprisonment of up to five years. Violations are subject to civil monetary penalties up to $50,000 for each violation, plus up to three times remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act of up to $11,000 for each claim submitted, plus up to three times the amounts paid for such claims. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities. The majority of states also have anti-kickback laws which establish similar prohibitions and in some cases may apply more broadly to items or services covered by any third-party payor, including commercial insurers and self-pay patients.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. The civil False Claims Act also applies to false submissions that cause the government to be paid less than the amount to which it is entitled, such as a rebate. Intent to deceive is not required to establish liability under the civil False Claims Act. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim. In addition, private parties may initiate "qui tam" whistleblower lawsuits against any person or entity under the False Claims Act in the name of the government and share in the proceeds of the lawsuit. Penalties for False Claim Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the federal government and, most critically, may provide the basis for exclusion from the federally funded healthcare program.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Additionally, there has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals or entities. The Physician Payment Sunshine Act was recently signed into law, which imposes new annual reporting requirements on device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer's failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year, and up to an aggregate of $1 million per year for "knowing failures." Manufacturers must submit reports by the 90th day of each calendar year. Certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements.

Many U.S. states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. We may also be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals. In addition, many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

We are also subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers, such as HIPAA in the United States. HIPAA created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Under HIPAA, the Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information used or disclosed by covered entities including health care providers and their business associates. HIPAA also regulates standardization of data content, codes and formats used in health care transactions and standardization of identifiers for health plans and providers. HIPAA violations carry civil and criminal penalties, including civil monetary penalties up $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of an identical provision, and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages up to $25,000 per violation on behalf of residents of his or her state.

We have developed and implemented processes designed to comply with these regulations. The requirements under these regulations may change periodically and could have an effect on our business operations if compliance becomes substantially more costly than under current requirements. Additionally, a breach of unsecured protected health information, such as by employee error or an attack by an outsider, could have an adverse effect on our business in terms of potential penalties and corrective action required. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that are applicable to our business. New laws governing privacy may be adopted in the future as well. State privacy laws can also be more stringent and more broadly applicable than HIPAA. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In the European Union, we are subject to laws relating to our collection, control, processing and other use of personal data (i.e. data relating to an identifiable living individual). We process personal data in relation to our operations. We process data of both our employees and our customers, including health and medical information. The data privacy regime in the EU includes the EU Data Protection Directive (95/46/EC) regarding the processing of personal data and the free movement of such data, the E-Privacy Directive 2002/58/EC and national laws implementing each of them. As each, EU Member State has transposed the requirements laid down by this Privacy and Data Protection Directive into its own national data privacy regime and therefore the laws differ significantly by jurisdiction. We need to ensure compliance with the rules in each jurisdiction where we are established or are otherwise subject to local privacy laws.

The requirements include that personal data may only be collected for specified, explicit and legitimate purposes based on a legal grounds set out in the local laws, and may only be processed in a manner consistent with those purposes. Personal data must also be adequate, relevant, not excessive in relation to the purposes for which it is collected, be secure, not be transferred outside of the EEA unless certain steps are taken to ensure an adequate level of protection and must not be kept for longer than necessary for the purposes of collection. To the extent that we process, control or otherwise use sensitive data relating to living individuals (for example, patients' health or medical information), more stringent rules apply, limiting the circumstances and the manner in which we are legally permitted to process that data and transfer that data outside of the EEA. In particular, in order to process such data, explicit consent to the processing (including any transfer) is usually required from the data subject (being the person to whom the personal data relates).

We are subject to the supervision of local data protection authorities in those jurisdictions where we are established or otherwise subject to applicable law. We depend on a number of third parties in relation to our provision of our services, a number of which process personal data on our behalf. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. Where we transfer personal data outside the EEA, we do so in compliance with the relevant data export requirements. We take our data protection obligations seriously, as any improper disclosure, particularly with regard to our customers' sensitive personal data, could negatively impact our business and/or our reputation.

Local laws are amended from time to time, and guidance is issued frequently by regulators. Any changes in law and new guidance may impact, and require changes to, our current operations. Additionally, on January 25, 2012, the European Commission published its draft EU Data Protection Regulation. On March 12, 2014, the European Parliament formally passed a revised proposal of the Regulation, and the Council of the European Union published its general approach on June 15, 2015. Trilogue discussion between the European Commission, European Parliament and Council of the European Union are currently ongoing and are expected to be finalized by the end of 2015, taking into account the two year implementation period, the earliest the terms would be in force would be the end of 2017. The current form of the Regulation proposes significant changes to the EU data protection regime. Unlike the Privacy and Data Protection Directive, the Regulation has direct effect in each EU Member State, without the need for further enactment. When implemented, the Regulation will likely strengthen individuals' rights and impose stricter requirements on companies processing personal data. There are similar privacy laws in a number of other countries in which we operate and in the future new privacy laws may be enacted countries that do not have privacy laws today. Significant changes in the current draft of the Regulation include: (1) the need for consent to processing to always be explicit; (2) extended information duties; (3) tougher sanctions (as currently drafted, the applicable data protection authority may be able to impose a fine of up to EUR 100 million or five percent of annual worldwide turnover, whichever is greater); and (4) increased rights of the data subject and a requirement to notify the data protection authority of data breaches. As the Regulation has not yet made its full progression through the legislative process, it is not currently possible to assess its full impact on our business. As the Regulation has not yet made its full progression through the legislative process, it is not currently possible to assess its full impact on our business.

These existing and proposed laws, regulations and guidance can be costly to comply with and can delay or impede the development of new products and/or entry into new markets, increase our operating costs, require significant management time and attention, increase our risk of non-compliance and subject us to claims and other remedies, including fines, demands that we modify or cease our existing practices and/or negative publicity and reputational harm

Employees

As of June 30, 2015, we had 110 full-time employees, 16 of whom were engaged in general administrative and accounting activities, 75 in sales, marketing and product development activities and 19 in product research and development. None of our employees are subject to a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

Our principal offices occupy approximately 40,542 square feet of leased office space in Milford, CT pursuant to a lease agreement that expires in November 2020. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees when necessary, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are not currently a party to any other material legal proceedings and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and position of each of our executive officers and directors and his or her age as of August 27, 2015.

Name	Age	Position
Kurt Azarbarzin	53	Chief Executive Officer, President, Director
Christine Antalik	43	Chief Financial Officer
Carlos Babini	64	Executive Vice President and Chief Commercialization Officer
Joseph DeVivo	48	Chairman of the Board of Directors
David Collier, M.D.	52	Director
Carter McNabb	43	Director
Ned Scheetz	50	Director
Bruce Shook	56	Director
Peter P. Wiest	68	Director

Executive Officers

Kurt Azarbarzin is our founder and has served as our Chief Executive Officer and a member of our board of directors since 2005. Prior to founding SurgiQuest, Mr. Azarbarzin founded KLM Consulting, LLC, a research and development and clinical consulting firm specializing in the medical device field, in 2004. Mr. Azarbarzin served at United States Surgical Corporation, a surgical device company, from 1983 to 2004 in a variety of management positions, including Global Vice President, Research and Development and Senior Director, Research and Development — New Technologies. Mr. Azarbarzin received a B.S. from the University of Bridgeport and a degree in advanced graduate studies in mechanical design from the Bridgeport Engineering Institute. We believe that Mr. Azarbarzin's significant management experience in the surgical and medical device industries qualifies him to serve on our board of directors.

Christine Antalik has served as our Chief Financial Officer since 2011. Prior to joining SurgiQuest, Ms. Antalik served as the Vice-President of Finance and Controller at HigherOne, Inc., a financial services company from 2008 to 2010. Ms. Antalik served as Chief Financial Officer of Hematech, LLC, a biotechnology company, from 2002 to 2006. Ms. Antalik also served as Controller for Tangoe, Inc., a connection lifecycle management company, and as Controller and Senior Manager of Litigation Support and Business Valuation for Centerprise Advisors, Inc., a national consulting and accounting advisory firm. Ms. Antalik received a B.S.B.A. from Western New England University.

Carlos Babini has served as our Chief Commercialization Officer and Executive Vice-President since 2008. Since 2005, Mr. Babini has served on the board of Directors of 3CPM Company, a medical diagnostic device company. Prior to joining SurgiQuest, Mr. Babini served at Vision Sciences, Inc., a public medical device company, Curon Medical Inc., a start-up medical device company, and United States Surgical Corporation in a number of executive leadership positions. Mr. Babini received a B.A. from Wayne State University, College of Pharmacy.

Non-Employee Directors

Joseph DeVivo has served as Chairman of our board of directors since 2006. Since 2011, Mr. DeVivo has served as President and Chief Executive Officer of Angiodynamics, Inc., a public medical device company. From 2008 to 2011, Mr. DeVivo served as President of Orthopedics at Smith & Nephew plc, a medical technology company. Prior to serving at Smith & Nephew plc, Mr. DeVivo held a variety of leadership positions at RITA Medical Systems Inc., Computer Motion Inc. and United

States Surgical Corporation. Mr. DeVivo received a B.S. from the University of Richmond. We believe that Mr. DeVivo's leadership experience at a public medical device company and in the healthcare industry qualifies him to serve on our board of directors.

David Collier, M.D. has served as a member of our board of directors since 2011. Since 2014, Mr. Collier has served as Managing Director of Presidio Partners 2014 GP, LLC, a fund specializing in high growth companies, and since 2011, Mr. Collier has served as Chief Executive Officer of Velocity Pharmaceutical Development. Mr. Collier also currently serves on the boards of directors of Exela Holdings, Inc. and Arcion Therapeutics Inc. Mr. Collier received his M.D. from the University of Pennsylvania Medical School. We believe that Mr. Collier's extensive knowledge of the medical industry qualifies him to serve on our board of directors.

Carter McNabb has served as a member of our board of directors since 2011. Since 2009, Mr. McNabb has served as Vice President of River Cities Management. Mr. NcNabb currently serves on the boards of directors of Health Integrated, Inc., a healthcare management company, PerfectServe, Inc., a healthcare communications company, NICO corporation, a medical device company, and OrthAlign Inc., a surgical device company, among others. From 2004 to 2013, Mr. McNabb served on the board of directors of Health Integrated, Inc., a healthcare management company. Mr. McNabb received an M.B.A. from the Vanderbilt University Owen School of Business. We believe that Mr. McNabb's experience in venture capital and the medical industry qualifies him to serve on our board of directors.

Ned Scheetz has served as a member of our board of directors since 2006. Mr. Scheetz founded and has served as Managing Partner of Aphelion Capital, LLC since its inception in 2005. Mr. Scheetz currently serves on the boards of directors of a number of companies in the medical industry, including Catheter Connection, Inc., Providence Medical, Inc. and Mercator MedSystems, Inc. Mr. Scheetz received an M.B.A. from Duke University's Fuqua School of Business and holds the CFA designation. We believe that Mr. Scheetz's experience and leadership in healthcare investing qualify him to serve on our board of directors.

Bruce Shook has served as a member of our board of directors since 2011. Mr. Shook serves on the boards of directors of Intact Vascular, Inc., a medical device company, AchieveAbility and the Penn State Research Foundation. Mr. Shook served as President and Chief Executive Officer as a member of the board of directors of Neuronetics, Inc., a private medical device company, from April 2003 to June 2014, and as President of ABIOMED, Inc., a medical technology company, from 1987 to 1997. Mr. Shook received an M.B.A. from the Massachusetts Institute of Technology Sloan School of Management. We believe that Mr. Shook's experience and leadership in the medical device industry qualify him to serve on our board of directors.

Peter P. Wiest has served as a member of our board of directors since 2012. Mr. Wiest serves as Managing Partner of Wiest International Investment GmbH. Mr. Wiest founded and served as Chief Executive Officer of W.O.M. World of Medicine AG, a medical technology company, for over 40 years. Mr. Wiest received his M.D. from Hahnemann School of Medicine. We believe that Mr. Wiest's significant experience in the medical technology industry qualifies him to serve on our board of directors.

Board Composition and Election of Directors

Board Composition

Our board of directors is currently comprised of seven members. The members of our board of directors were elected in compliance with the provisions of the voting agreement among us and our major stockholders. The voting agreement will terminate upon the closing of this offering, and we will have no further contractual obligations regarding the election of our directors. See "Certain Relationships and Related Party Transactions." Our directors are currently elected to the board for a one-year term and hold office until their successors have been elected and qualified or until their earlier death, resignation or removal.

Our seventh amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our seventh amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, that the authorized number of directors may be changed only by resolution of the board of directors and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our seventh amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, with members of each class serving staggered, three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

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    the Class I directors will be             ,              and             , and their terms will expire at our first annual meeting of stockholders following this offering;

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    the Class II directors will be             ,              and             , and their terms will expire at our second annual meeting of stockholders following this offering; and

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    the Class III directors will be             ,              and             , and their terms will expire at our third annual meeting of stockholders following this offering.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

We have no formal policy regarding board diversity. Our priority in selection of members of our board of directors is to identify members who will further the interests of our stockholders through their established records of professional accomplishment, as well as their ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape in which we operate.

Director Independence

Applicable rules of             require that, within one year of listing, a majority of the members of our board of directors are independent directors. In addition,             rules require that, subject to specified exceptions, each member of our audit, compensation and corporate governance and nominating committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under applicable              rules, a director will only qualify as an "independent director" if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of our audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from us or otherwise be an affiliated person.

Our board of directors has determined that             are "independent directors" as defined under applicable             rules. In making such determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. See "Certain Relationships and Related Party Transactions."

There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently chaired by Mr. DeVivo. We separate the roles of Chairman of the board of directors and Chief Executive Officer in recognition of the differences between the two roles. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management's performance and enhances the effectiveness of the board of directors as a whole. As such, Mr. Azarbarzin serves as our Chief Executive Officer while Mr. DeVivo serves as our Chairman, but not as an officer. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may in the future elect to combine the roles of Chief Executive Officer and Chairman of the board of directors if our board of directors believes it is in the best interest of our stockholders.

Role of Board in Risk Oversight Process

The audit committee of the board of directors is primarily responsible for overseeing our risk management processes on behalf of the board of directors. Going forward, we expect that the audit committee will receive reports from management on at least a quarterly basis regarding our assessment of risks. In addition, the audit committee reports regularly to the board of directors, which also considers our risk profile. The audit committee and the board of directors focus on the most significant risks we face and our general risk management strategies. While the board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors' leadership structure, which also emphasizes the independence of the board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board has established three standing committees — audit, compensation and corporate governance and nominating — each of which operates under a charter that has been approved by our board. Current copies of each committee's charter will be posted on the Corporate Governance section of our website at www.surgiquest.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

Audit Committee

Our audit committee is composed of             , and             serves as chairman of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Exchange Act and the applicable listing standards of the              . Our board of directors has determined that             is an "audit committee financial expert" within the meaning of the Securities and Exchange Commission regulations and applicable listing standards of the             . The audit committee's responsibilities include:

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    appointing, approving the compensation of and assessing the independence of our registered public accounting firm;

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    overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

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    reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

    •
    monitoring our internal control over financial reporting, disclosure controls and procedures and our code of business conduct and ethics;

    •
    discussing our risk management policies;

    •
    establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

    •
    meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

    •
    reviewing and approving or ratifying any related person transactions; and

    •
    preparing the audit committee report required by Securities and Exchange Commission rules.

Compensation Committee

Our compensation committee is composed of             , each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an "outside director" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended.             serves as chairman of the committee. Our board of directors has determined that each member of the compensation committee is "independent" as defined under the applicable listing standards of the             and Securities and Exchange Commission rules and regulations. The compensation committee's responsibilities include:

    •
    annually reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer;

    •
    determining our Chief Executive Officer's compensation;

    •
    reviewing and approving or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

    •
    overseeing an evaluation of our senior executives;

    •
    overseeing and administering our cash and equity incentive plans;

    •
    reviewing and making recommendations to our board with respect to director compensation;

    •
    reviewing and discussing annually with management our "Executive Compensation," if applicable; and

    •
    preparing the annual compensation committee report required by Securities and Exchange Commission rules, if applicable.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee is composed of             , and             serves as chairman of the committee. Our board of directors has determined that each member of the corporate governance and nominating committee meets the membership requirements as defined under the applicable listing standards of the              and Securities and Exchange Commission rules and regulations. The corporate governance and nominating committee's responsibilities include:

    •
    identifying individuals qualified to become board members;

    •
    recommending to our board the persons to be nominated for election as directors and to each of the board's committees;

    •
    reviewing and making recommendations to the board with respect to management succession planning;

    •
    developing and recommending to the board corporate governance principles; and

    •
    overseeing an annual evaluation of the board.

Compensation Committee Interlocks and Insider Participation

None of our directors who currently serve as members of our compensation committee is, or has at any time during the past fiscal year been, one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website, and we intend to disclose any amendments to the code, or any waivers of its requirements, at www.surgiquest.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the "2014 Summary Compensation Table" below. In 2014, our "named executive officers" consisted of our Chief Executive Officer and two other most highly compensated executive officers who were serving as executive officers as of December 31, 2014, as well as an additional executive officer for whom disclosure would have been required hereunder but for the fact that he was not serving as an executive officer as of December 31, 2014:

    •
    Kurt Azarbarzin, President and Chief Executive Officer;

    •
    Carlos Babini, Executive Vice President of Sales and Marketing and Chief Commercialization Officer;

    •
    Christopher F. Klecher, Vice President of Sales; and

    •
    Thomas J. Dugan, Former President and Former Chief Commercialization Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

As noted above, we are an "emerging growth company," as that term is used in the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

 2014 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2014.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Kurt Azarbarzin	2014	340,000	—	100,980	(3)	4,274	(5)	445,254
President and Chief Executive Officer
Carlos Babini	2014	155,000	27,520	338,199	(4)			520,719
Executive Vice President of Sales and Marketing and Chief Commercialization Officer(1)
Christopher F. Klecher	2014	159,650	22,313	315,346	(4)			497,309
Vice President of Sales(1)
Thomas J. Dugan	2014	206,667	50,487	—		254,194	(6)	511,348
Former President and Former Chief Commercialization Officer

(1)
Mr. Babini held the title of Executive Vice President of Sales and Marketing through December 31, 2014 and was promoted to Executive Vice President of Sales and Marketing and Chief Commercialization Officer as of January 1, 2015. Mr. Klecher held the title of Senior Director of Sales through August 1, 2014 when he became responsible for the entire United States sales force as Vice President of Sales on an interim basis. He was formally appointed the title Vice President of Sales on January 1, 2015.

(2)
Amounts reflect the full grant-date fair value of stock options granted during 2014 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation."

(3)
Amount reflects the total bonus paid to Mr. Azarbarzin pursuant to the Management Bonus Plan for his service during 2014. Mr. Azarbarzin was eligible to receive a performance-based target bonus equal to 33% of his annual base salary for fiscal year 2014, or a total cash value of $112,200. Based on the results of our company-wide financial and sales performance for fiscal year 2014, as well as the results of his individual objectives for fiscal year 2014, Mr. Azarbarzin earned 90% of his target bonus, or $100,980. For further details regarding the calculation of this bonus, please see below under "— Annual Cash Incentive Compensation Plans — Management Bonus Plan."

(4)
Amounts reflect the sales commission and bonus payments provided to each of Messrs. Babini and Klecher for fiscal 2014, as further described below under "— Annual Cash Incentive Compensation Plans — Sales Commission Programs."

(5)
Amount reflects the total subsidy paid to Mr. Azarbarzin for fiscal year 2014 to offset the cost of his medical plan employee premiums. No other employee received this subsidy during fiscal year 2014.

(6)
Amount reflects the aggregate of (a) the total amount reimbursed to Mr. Dugan during 2014 for apartment and furniture rentals pursuant to his employment agreement ($17,821), (b) the lump-sum value of Mr. Dugan's 62.67 hours of accrued but unused paid time off paid to him upon his termination of employment ($9,340), (c) the total amount reimbursed to Mr. Dugan for monthly COBRA premiums pursuant to his severance and release agreement through February 28, 2015 ($6,334) (the full amount of which was accrued by Mr. Dugan by December 31, 2014), (d) the value of the continued base salary payments made to Mr. Dugan as severance payments through February 28, 2015 pursuant to the terms of his severance and release agreement ($167,912) (the full amount of which was accrued by Mr. Dugan by December 31, 2014), and (e) the incremental fair value attributable to the accelerated vesting of a portion of Mr. Dugan's stock option awards granted on June 1, 2013 ($52,787), in connection with his termination of employment as of August 31, 2014 and pursuant to the severance and release agreement entered into with Mr. Dugan on September 19, 2014. For further information relating to Mr. Dugan's termination of employment, please see below under "— Employment Arrangements — Employment and Severance Agreements of Thomas J. Dugan."

NARRATIVE TO SUMMARY COMPENSATION TABLE

2014 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities.

During fiscal 2014, each of Messrs. Azarbarzin, Babini, Klecher and Dugan were eligible to receive an annualized base salary equal to $340,000, $155,000, $159,650 and $310,000, respectively. Each of Messrs. Azarbarzin, Babini and Klecher received his full base salary for fiscal 2014. Mr. Dugan received that portion of his base salary earned for his service prior to his termination during fiscal 2014.

2014 Bonuses

We maintain an annual management incentive program, or Management Bonus Plan, whereby eligible employees can earn cash bonuses based on company financial as well as individual objectives. A target bonus percentage is established for each participating named executive officer and bonus payouts fluctuate as a percentage of that target based on company and individual achievement. Under this program for fiscal year 2014, the target annual incentive bonus amount for Mr. Azarbarzin was 33% of his annual base salary and for Mr. Dugan, 40% of his annual base salary. For fiscal year 2014, Mr. Azarbarzin earned 90% of his target annual bonus. Due to his termination of employment in August 2014, Mr. Dugan was not eligible to receive any portion of his bonus. Neither Mr. Babini nor Mr. Klecher participated in the Management Bonus Plan during 2014, but, both executives participated in certain sales commission programs described below.

We maintain certain sales commission programs whereby eligible employees can earn commission-based bonuses based on the attainment of specified sales-related quotas. For fiscal year 2014, each of Messrs. Babini and Klecher were eligible to earn, and did receive, commissions and bonus payouts based upon their attainment of applicable sales-related quotas.

The actual cash bonuses and commissions awarded to each named executive officer for 2014 performance are set forth above in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation." For further detail regarding our management incentive program and the sales commission programs, please see the section below entitled "— Annual Cash Incentive Compensation Plans."

Equity Compensation

All of our named executive officers, other than Mr. Dugan, currently hold stock options as awarded under the 2006 Stock Plan, or the 2006 Plan, at exercise prices determined by a third-party valuation expert. On February 20, 2014, Messrs. Babini and Klecher were each granted incentive stock options in the amounts set forth below and at an exercise price of $2.59 per share. On April 30, 2014, Mr. Dugan was granted both incentive and nonqualified stock options in the amounts set forth below and at an exercise price of $2.59 per share (all of which were either exercised or cancelled in connection with his termination of employment effective August 31, 2014). All stock option awards granted during fiscal year 2014 vest with respect to 25% of the shares on the first anniversary of the grant date for each of Messrs. Babini and Klecher (or February 20, 2014) and on the first anniversary of the vesting commencement date for Mr. Dugan (or January 1, 2014), and all such awards vest ratably thereafter on a monthly basis for 36 months, such that the stock options are scheduled to be fully vested after four years from the grant date or vesting commencement date, as applicable. For additional information about the 2006 Plan, including details regarding accelerated vesting upon a change of control, please see the section below entitled "— Equity Incentive Compensation Plans — Amended and Restated 2006 Stock Plan."

The following table sets forth the stock options granted to our named executive officers in the 2014 fiscal year.

Named Executive Officer	2014 Stock Options Granted
Carlos Babini	18,500
Christopher F. Klecher	15,000
Thomas J. Dugan	35,014

Prior to the completion of the offering, we intend to adopt a 2015 Incentive Award Plan, referred to below as the Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which we view as essential to our long-term success. We expect that the Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the Plan, please see the section titled "— Equity Incentive Compensation Plans — 2015 Incentive Award Plan" below.

Other Elements of Compensation

  Retirement Plans

We maintain a qualified 401(k) plan for the benefit of our eligible employees, including our named executive officers. We do not currently provide matching contributions under the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

  Employee Benefits and Perquisites

Health and Welfare Plans.    We offer a variety of health and welfare group insurance plans covering medical, dental and vision care benefits. We contribute 85% of the cost of such coverage for eligible employees and their dependents. Group life insurance and accidental death and dismemberment insurance equal to one times eligible employees' base salary is provided at company cost, as well as an employee assistance program for personal and workplace support. We also offer medical and dependent flexible spending accounts, short-term and long-term disability insurance at employees' expense. For Mr. Azarbarzin, we subsidize an additional portion of the cost of medical premiums for his health plan.

We believe the benefits and perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

  No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

 Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2014.

			Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Kurt Azarbarzin	07/28/2011	(1)	112,752	19,946	0.53	07/27/2021
	01/10/2013	(2)	67,111	72,946	1.51	01/09/2023
Carlos Babini	03/03/2009	(3)	60,800	0	0.81	03/02/2019
	05/06/2010	(1)	24,370	0	0.90	05/05/2020
	07/28/2011	(1)	8,541	1,459	0.53	07/27/2021
	01/10/2013	(4)	9,000	7,000	1.51	01/09/2023
	02/20/2014	(1)	0	18,500	2.59	02/19/2024
Christopher F. Klecher	07/28/2011	(5)	12,500	5,000	0.53	06/20/2021
	12/01/2011	(6)	10,209	8,750	0.53	11/30/2021
	01/10/2013	(7)	4,687	6,563	1.51	01/09/2023
	02/20/2014	(1)	0	15,000	2.59	02/19/2024
Thomas J. Dugan(8)	06/01/2013		—	—	—	—
	04/30/2014		—	—	—	—

(1)
All awards vest with respect to 25% of the stock option granted on the first anniversary of the date of grant and with respect to a ratable portion on each month thereafter for an additional 36 months, such that each award is scheduled to be fully vested as of the fourth anniversary of the date of grant.

(2)
The award vests with respect to 25% of the stock option granted on the first anniversary of January 1, 2013, the vesting commencement date, and with respect to a ratable portion on each month thereafter for an additional 36 months, such that the award is scheduled to be fully vested as of the fourth anniversary of such vesting commencement date.

(3)
The award vests with respect to 25% of the stock option granted on the first anniversary of December 15, 2008, the vesting commencement date, and with respect to a ratable portion on each month thereafter for an additional 36 months, such that the award fully vested as of the fourth anniversary of such vesting commencement date.

(4)
The award vests with respect to 25% of the stock option granted on the first anniversary of September 27, 2012, the vesting commencement date, and with respect to a ratable portion on each month thereafter for an additional 36 months, such that the award is scheduled to be fully vested as of the fourth anniversary of such vesting commencement date.

(5)
The award vests with respect to 25% of the stock option granted on the first anniversary of June 20, 2011, the vesting commencement date, and with respect to a ratable portion on each month thereafter for an additional 36 months, such that the award is scheduled to be fully vested as of the fourth anniversary of such vesting commencement date. On October 7, 2013, Mr. Klecher exercised 22,500 vested shares pursuant to this award.

(6)
The award vests with respect to 25% of the stock option granted on the first anniversary of the date of grant, and with respect to a ratable portion on each month thereafter for an additional 36 months, such that the award is scheduled to be fully vested as of the fourth anniversary of the date of grant. On October 7, 2013, Mr. Klecher exercised 16,041 vested shares pursuant to this award.

(7)
The award vests with respect to 25% of the stock option granted on the first anniversary of September 27, 2012, the vesting commencement date, and with respect to a ratable portion on each month thereafter for an additional 36 months, such that the award is scheduled to be fully vested as of the fourth anniversary of such vesting commencement date. On October 7, 2013, Mr. Klecher exercised 3,750 vested shares pursuant to this award.

(8)
Mr. Dugan's employment terminated effective August 31, 2014. As a result of his termination, on August 31, 2014 a portion of his option awards were vested and exercised and the remaining portion was cancelled. As of fiscal year end, Mr. Dugan held no outstanding awards.

 Employment Arrangements

As of December 31, 2014, we were a party to an employment agreement with Mr. Azarbarzin and an offer letter with each of Mr. Babini and Mr. Klecher. The employment agreement for Mr. Azarbarzin was entered into on April 18, 2006 and the offer letters for Mr. Babini and Mr. Klecher were entered into on November 27, 2008 and June 17, 2011, respectively. Prior to his termination of employment, Mr. Dugan was also party to an employment agreement with us, as entered into on April 24, 2013. On September 19, 2014, in connection with the termination of Mr. Dugan's employment effective as of August 31, 2014, we entered into a severance and release agreement with Mr. Dugan.

In connection with the offering, we intend to enter into new employment, severance, change in control or other such agreements with certain of our named executive officers.

  Employment Agreement of Kurt Azarbarzin

  Employment Term and Position

Mr. Azarbarzin is currently employed for an indefinite term, subject to termination at any time pursuant to the terms of his employment agreement. Mr. Azarbarzin serves as our President and Chief Executive Officer.

  Base Salary, Annual Bonus and Equity Compensation

Pursuant to his employment agreement, Mr. Azarbarzin is entitled to an initial base salary of $225,000 (which was increased to $340,000 in fiscal 2014) and is eligible to receive a bonus in the form of a stock option or grant of restricted stock under the 2006 Plan for each calendar year based on the achievement of performance goals to be established by, and achievement thereof determined by, the board of directors or compensation committee. For a further description of the equity awards granted to Mr. Azarbarzin, please see above under the "Outstanding Equity Awards at Fiscal Year-End" table.

Pursuant to our Management Bonus Plan, Mr. Azarbarzin is also eligible to receive an annual performance-based bonus, with a target bonus opportunity set by the compensation committee of up to 33% of his annual base salary for fiscal year 2014. For further details relating to this annual cash bonus plan, please see the discussion below under "— Annual Cash Incentive Compensation Plans — Management Bonus Plan."

  Severance

Mr. Azarbarzin's employment agreement provides for severance upon a termination by us without cause (other than by reason of death or disability) or resignation by him for specified reasons.

Pursuant to his employment agreement, Mr. Azarbarzin is entitled to receive severance in connection with a termination of employment by us without cause (other than by reason of death or disability) or by reason of his resignation within 180 days of our failure to pay any compensation due under his employment agreement or by reason of his resignation within 90 days of our material diminution of his responsibilities. Specifically, upon such a termination, Mr. Azarbarzin is entitled to receive severance payments including (a) the continuation of his base salary in the same manner as would otherwise have been payable through the earlier of (i) 26 weeks from the date of termination of his employment, if such termination is without cause or due to our failure to pay his compensation owed, (ii) 12 weeks from the date of termination of his employment, if such termination is due to our material reduction of his responsibilities and (iii) the date on which he commences employment in another position offering similar compensation and benefits; and (b) payment of the premiums for continued COBRA coverage under our group health insurance plan, to the extent he is eligible;

provided that all such severance payments are conditioned on Mr. Azarbarzin making himself available to us as a consultant for no more than 40 hours in any calendar month. Upon a termination of Mr. Azarbarzin's employment due to death, disability, cause or due to his voluntary resignation, the employment agreement provides that all payments and benefits will cease as of the date of such termination.

  Restrictive Covenants

Pursuant to his employment agreement, during the term of his employment and upon a termination of employment for cause, Mr. Azarbarzin is subject to non-competition and non-solicitation of employees and customer restrictions for a two-year period from the date of such termination and, upon a termination of employment for any other reason, Mr. Azarbarzin is subject to non-competition restrictions for a one-year period and non-solicitation of employees and customer restrictions for a two-year period from the date of such termination.

  Offer Letters of Carlos Babini and Christopher F. Klecher

  Employment Term and Position

Each of Messrs. Babini and Klecher are employed with us on an at-will basis. Pursuant to their respective offer letters, Mr. Babini is employed as Executive Vice President of Sales and Marketing and Mr. Klecher is employed as Director of Sales. Each of Messrs. Babini and Klecher were subsequently promoted to the position of Executive Vice President of Sales and Marketing and Chief Commercialization Officer, and Vice President of Sales, respectively.

  Base Salary, Annual Bonus and Equity Compensation

Pursuant to their respective offer letters, Messrs. Babini and Klecher are entitled to initial base salaries of $230,000 and $155,000, respectively, each subject to annual review by the Chief Executive Officer and subject to adjustment based on the assessment of both company and individual performance objectives. For fiscal 2014, Mr. Klecher's base salary was increased to $159,650, whereas Mr. Babini's base salary was reduced to $155,000 in accordance with the restructuring of his compensation to emphasize sales-related commission and bonuses. Further, the offer letters for each of Messrs. Babini and Klecher provide for eligibility to receive an annual performance-based bonus, with a target bonus opportunity of 15% and 10% of annual base salary, respectively. The compensation committee elected, however, not to approve target bonus opportunities for each of Messrs. Babini and Klecher under the Management Bonus Plan for fiscal 2014, and instead approved commission-based bonus arrangements as the sole form of cash incentive program for fiscal 2014, as further described below.

Mr. Klecher is eligible to receive monthly commissions and quarterly bonuses and incentives in accordance with guidelines set forth in his offer letter. Mr. Babini's offer letter does not provide for a commission-based bonus. However, as noted above, our compensation committee approved a commission-based bonus arrangement as the sole form of annual cash incentive for Mr. Babini for fiscal year 2014. In fiscal year 2014, Messrs. Babini and Klecher earned $338,199 and $315,346 in commissions and bonuses, respectively. For further information regarding the commission plan structure in place for Messrs. Babini and Klecher, please see below under "Annual Cash Incentive Compensation Plans — Sales Commission Programs."

Mr. Babini's offer letter also provided for grants under the 2006 Plan of both (a) an initial stock option grant equal to 1% of our equity and (b) an additional stock option grant based on certain achievements under the 2006 Plan for each calendar year based on the achievement of performance goals to be established by, and achievement thereof determined by, the board of directors or compensation committee. We awarded Mr. Babini the initial stock option grant on March 3, 2009 and have generally made additional stock option grants to Mr. Babini on an annual basis thereafter. Mr. Klecher's offer letter also provides for a stock option grant of 40,000 shares of our common stock (which we awarded on July 28, 2011), as well as an additional stock option grant of 35,000 shares of our common stock in connection with his promotion to Senior Director of Sales (which we awarded on December 1, 2011). For a further description of the equity awards granted to Messrs. Babini and Klecher, please see above under the "Outstanding Equity Awards at Fiscal Year-End" table.

  Severance

Each of Messrs. Babini and Klecher are employed on an at-will basis and neither offer letter provides for severance payments in connection with a termination of their employment, either with or without cause. We do not have a formal company-wide severance policy and any such severance consideration will be made on a case-by-case basis.

  Restricted Covenants

Pursuant to the confidentiality, proprietary information and non-competition agreement accompanying his respective offer letter, each of Mr. Babini and Mr. Klecher is subject to non-competition and non-solicitation of employees and customer restrictions for a two-year period following the termination date of Mr. Babini's employment and for the one-year period following the termination date of Mr. Klecher's employment.

  Employment and Severance Agreements of Thomas J. Dugan

  Employment Term and Position

Mr. Dugan's employment agreement provided for employment for an indefinite term, subject to termination at any time pursuant to the terms thereof. During his employment, Mr. Dugan served as our President and Chief Commercialization Officer. We elected to terminate the employment of Mr. Dugan without cause, effective August 31, 2014, pursuant to a severance and release agreement.

  Base Salary, Annual Bonus and Equity Compensation

Pursuant to his employment agreement, Mr. Dugan was entitled to an initial base salary of $310,000 and was eligible to receive an annual performance-based bonus, with a target bonus opportunity equal to 40% of his annual base salary, subject to continued employment through the date on which such bonus was paid.

Mr. Dugan's employment agreement also provided for the grant of (1) an option to purchase 315,127 shares of our common stock (or approximately 2.25% of our fully diluted outstanding shares as of the date of the employment agreement), or the Dugan Stock Option; and (2) additional stock option grants for fiscal 2013 and fiscal 2014 of up to 35,014 shares and 70,028 shares, respectively, if Mr. Dugan could achieve certain revenue and margin performance targets for the applicable fiscal year, or together, the Performance Option. For a further description of the equity awards granted to Mr. Dugan, please see above under the "Outstanding Equity Awards at Fiscal Year-End" table.

  Perquisites

Pursuant to his employment agreement, Mr. Dugan was entitled to receive payments of up to $2,000 per month as reimbursements for his reasonable commuting expenses in connection with (i) his travel to and from Milford, Connecticut and (ii) the cost of temporary housing in the Milford, Connecticut area. Mr. Dugan was also entitled to a company-paid personal computer and mobile phone for business use.

  Severance

Mr. Dugan's employment agreement provided for severance only upon a termination by us without cause (other than by reason of death or disability) or resignation by him for good reason. In connection with our election to terminate his employment without cause on August 31, 2014, pursuant to the terms of his employment agreement, and conditioned on his execution of a release for our benefit. Mr. Dugan received severance benefits including (i) continuation of his base salary for a period of six-months following the August 31, 2014 termination date, payable in accordance with our ordinary payroll practices; and (ii) accelerated vesting of that portion of the unvested Dugan Stock Option that would have vested over the six-month severance period had he remained actively employed. In addition, Mr. Dugan was entitled to receive, and did receive, (a) reimbursements of monthly COBRA premiums to maintain continuing health insurance coverage through February 28, 2015 and (b) payment of his accrued but unused paid time off in the amount of 62.67 hours.

Pursuant to the severance and release agreement, Mr. Dugan agreed to cooperate and devote additional time as requested by us, provided that any time requested beyond the expiration of the obligation under his employment agreement to cooperate for a two-year period after termination will be compensated at an hourly rate of $250 or at a per diem rate of $2,000, as applicable.

Restrictive Covenants

Pursuant to that certain confidentiality, proprietary information and non-competition agreement accompanying Mr. Dugan's employment agreement, Mr. Dugan is subject to non-competition and non-solicitation of employees and customer restrictions for a two-year period following the termination date of Mr. Dugan's employment. Further, we and Mr. Dugan agreed to a mutual non-disparagement provision in his severance and release agreement.

Annual Cash Incentive Compensation Plans

For fiscal year 2014, we sponsored an annual cash incentive Management Bonus Plan and various sales commission programs, whereby eligible employees earn cash bonuses and commissions based on company financial as well as individual objectives. Further, in connection with the offering, we intend to adopt a senior executive bonus plan.

Management Bonus Plan

We provide certain eligible employees annual cash bonuses pursuant to our Management Bonus Plan equal to a percentage of their annual base salary and based on certain performance objectives, as each are established by our compensation committee on an annual basis. Historically, prior to fiscal year 2014, each of our named executive officers were eligible to receive annual cash bonuses pursuant to our Management Bonus Plan. However, beginning in fiscal year 2014, we revised our general bonus practice for those named executive officers devoted to sales and, thereafter, Messrs. Azarbarzin and Dugan were the only named executive officers eligible to receive bonuses under the Management Bonus Plan. For fiscal year 2014, each of Messrs. Azarbarzin and Dugan were eligible to receive a bonus pursuant to the Management Bonus Plan at a rate of 33% and 40% of his respective annual base salary. Neither Messrs. Babini nor Klecher received annual bonuses in 2014 pursuant to our Management Bonus Plan, as each was instead eligible for a cash bonus opportunity under our sales commission programs outlined below.

Eligible employees may receive an annual cash bonus under the Management Bonus Plan equal to a percentage of their annual base salary upon the achievement of specified company-wide financial and sales goals as well as individual performance objectives. Specifically for fiscal year 2014, 85% of Mr. Azarbarzin's annual cash bonus opportunity was based on our achievement of company-wide financial and sales goals, and 15% of Mr. Azarbarzin's annual cash bonus opportunity was based on his individual performance objectives. Based on our company-wide financial and sales results and Mr. Azarbarzin's individual performance results, Mr. Azarbarzin was eligible to receive 90% of his target bonus opportunity for fiscal year 2014, or $100,980. Because Mr. Dugan was not employed by us on the date we paid bonuses under the Management Bonus Plan, he was not eligible to receive any such bonus for fiscal year 2014.

Sales Commission Programs

Our named executive officers that are devoted to sales (Mr. Babini and Mr. Klecher) are each eligible to receive base commission payments based on a specified commission rate as defined in his individual commission bonus plan. For 2014, Mr. Babini earned commissions for sales for each of our products. Each of Messrs. Babini and Klecher were also eligible to receive additional bonus payments upon the achievement of specified monthly, quarterly and/or annual quotas in their respective sales areas.

In connection with his promotion from Senior Director of Sales for the West Area to interim Vice President of Sales on August 1, 2014, Mr. Klecher became eligible to receive additional commission and bonus payments for East Area sales and a quarterly bonus upon the achievement of East Area quotas.

2015 Senior Executive Incentive Bonus Plan

We intend to adopt a 2015 Senior Executive Incentive Bonus Plan, or the Executive Bonus Plan, to be effective as of the day immediately prior to this offering. The Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our stockholders and to enable us to attract and retain highly qualified executives. The principal features of the Executive Bonus Plan are summarized below.

The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including certain of our named executive officers, will be eligible to receive bonus payments. Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as our compensation committee may in its sole discretion determine. The payment of a bonus under the Executive Bonus Plan to a participant with respect to a performance period will generally be conditioned on such participant's continued employment on the last day of such performance period, provided that our compensation committee may make exceptions to this requirement in its sole discretion.

The performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our affiliates.

The Executive Bonus Plan will be administered by our compensation committee. Our compensation committee will select the participants in the Executive Bonus Plan and any performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant's annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan provides that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earliest of:

    •
    the first material modification of the Executive Bonus Plan;

    •
    the first stockholders meeting at which members of our board of directors are elected during 2019; or

    •
    such other date required by Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Equity Incentive Compensation Plans

Amended and Restated 2006 Stock Plan

We currently maintain the Amended and Restated 2006 Stock Plan, as amended, or the 2006 Plan, in order to align the interests of our employees, officers, directors, consultants and advisors with the interests of our company. The 2006 Plan permits the grant of awards in the form of options to purchase shares of our common stock or awards of restricted shares, but to date, only options to purchase shares of our common stock have been granted under the 2006 Plan. All options awarded pursuant to the 2006 Plan vest pursuant to the terms set forth in individual award agreements. For further details regarding the vesting terms of all option awards granted to our named executive officers thereunder, please see above under the "Outstanding Equity Awards at Fiscal Year-End" table. In connection with this offering, we expect that all such options will remain outstanding under the terms of the 2006 Plan and following the effectiveness of the SurgiQuest, Inc. 2015 Incentive Award Plan (as described below), no further grants will be made under the 2006 Plan.

Notwithstanding the vesting terms noted above, to the extent the participant's service is terminated by us without cause or by the participant for good reason within 90 days prior to the consummation of a change of control (as such term is defined within the 2006 Plan), all awards granted to such participant under the 2006 Plan shall become fully vested (and for options, exercisable) upon the later of the date of the change of control or the date of the termination of the participant's relationship. This offering will not constitute a change of control for purposes of the 2006 Plan. Further, in connection with a change of control, to the extent a successor corporation (as such term is defined within the 2006 Plan) refuses to assume all outstanding awards or to substitute such awards in accordance with the 2006 Plan, (A) all options and restricted shares held by any participant that has continued service with us for at least the 12 months prior to the change of control shall immediately become for options, fully vested and exercisable and for restricted shares, fully vested, immediately prior to the change of control provided he or she continues such service through the change in control; and (B) 50% of all unvested options and restricted shares held by any participant that remained continued service with us for at least six but less than 12 consecutive months immediately prior to the change of control shall immediately become for options, fully vested and exercisable and for restricted shares, fully vested, immediately prior to the change of control provided he or she continues such service through the applicable date. The unexercised portion of any vested and exercisable option that is not exercised immediately prior to the consummation of a change of control will terminate upon such consummation. Any portion of an option that is neither vested nor exercisable and any portion of a restricted share award that has not vested upon the consummation of the change of control nor assumed by the successor corporation will automatically terminate upon the consummation of the change of control.

2015 Incentive Award Plan

We intend to adopt the SurgiQuest, Inc. 2015 Incentive Award Plan, or the Plan, subject to approval by our stockholders, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.    Our employees, consultants and directors will be eligible to receive awards under the Plan. Following our initial public offering, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    An aggregate of             shares of our common stock will initially be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. However, the following shares may not be used again for grant under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any director pursuant to the Plan during any calendar year will be             and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be $             .

Awards.    The Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

    •
    Stock Options.  Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

    •
    SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

    •
    Restricted Stock, RSUs and Performance Shares.  Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

    •
    Stock Payments, Other Incentive Awards and Cash Awards.  Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

    •
    Dividend Equivalents.  Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the Plan unless and until such awards have vested.

Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute "qualified performance-based compensation," or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to our "covered employees" (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the Plan until the earliest to occur of (1) our annual stockholders' meeting at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act; (2) a material modification of the Plan; (3) an exhaustion of the share supply under the Plan; or (4) the expiration of the Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions.    The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the Plan and outstanding awards. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

Plan Amendment and Termination.    Our board of directors may amend or terminate the Plan at any time except that, other than in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan, "reprices" any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our board of directors adopts the Plan.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2014. None of our non-employee directors earned or received cash retainer fees, bonus payments or any other form of non-equity compensation in connection with their services as a director.

Name	Option Awards ($)(1)	Total ($)
Joseph DeVivo	14,875	14,875
Bruce Shook	12,644	12,644

(1)
Amounts reflect the full grant-date fair value of stock options granted during 2014 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to our directors in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation." On February 20, 2014, Messrs. DeVivo and Shook received a grant of 10,000 and 8,500 non-qualified stock options, respectively, at an exercise price of $2.59 per share and subject to vesting with respect to 25% of the respective stock option granted on the first anniversary of the date of grant and with respect to a ratable portion on each month thereafter for an additional 36 months, such that each award is scheduled to be fully vested as of the fourth anniversary of the date of grant subject to continued service as a director through the applicable vesting date.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2014 by each non-employee director who was serving as of December 31, 2014.

Name	Grant Date	Options Outstanding at Fiscal Year End(1)
Joseph DeVivo	05/25/2006	30,750	(2)
	03/03/2009	12,300	(2)
	05/06/2010	27,925	(2)
	01/10/2013	10,000	(3)
	02/20/2014	10,000	(4)
Bruce Shook	05/25/2006	30,750	(2)
	03/03/2009	12,300	(2)
	05/06/2010	10,180	(2)
	07/28/2011	12,500	(4)
	01/10/2013	8,500	(5)
	02/20/2014	8,500	(4)

(1)
Reflects stock options granted to our non-employee directors pursuant to the 2006 Plan, subject to service-based vesting restrictions. The options vest with respect to 25% of the shares on the first anniversary of either the date of grant or the vesting commencement date (as set forth in the individual award agreement), and with respect to a ratable portion on each month thereafter for an additional 36 months, subject to continued service as a member of the board of directors through the applicable vesting date. Upon a change in control of SurgiQuest, all such options will vest in accordance with the terms outlined above in "Equity Incentive Compensation Plans—Amended and Restated 2006 Stock Plan."

(2)
Of such options outstanding, all were exercisable as of December 31, 2014.

(3)
Of such 10,000 options outstanding, 5,625 were exercisable and 4,375 were unexercisable as of December 31, 2014.

(4)
Of such options outstanding, none were exercisable as of December 31, 2014.

(5)
Of such 12,500 options outstanding, 10,677 were exercisable and 1,823 were unexercisable as of December 31, 2014.

(f)
Of such 8,500 options outstanding, 4,781 were exercisable and 3,719 were unexercisable as of December 31, 2014.

Our other non-employee directors, Messrs. Collier, McNabb, Scheetz and Wiest, did not receive any compensation during fiscal year 2014.

We reimbursed each non-employee director for expenses incurred during fiscal 2014 in connection with his services as a director.

We intend to approve and implement a compensation program that, effective upon the consummation of this offering, will be applicable to all of our non-employee directors and will consist of annual retainer fees and long-term equity awards. Pursuant to this program, each eligible non-employee director will receive an annual cash retainer for his or her services in an amount equal to $             . Each member of the compensation, audit and nominating and corporate governance committees, other than the committee chairperson, will receive an additional cash retainer of $             and the committee chairperson will receive an additional annual cash retainer of $             . Each annual retainer will be paid quarterly in arrears.

Also, pursuant to this director compensation program, we intend to grant each eligible non-employee director an award of             with a fair market value equal to $             for each non-employee director. The terms of each such award will be set forth in a written award agreement between each non-employee director and us.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under "Executive Compensation." We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings

Series D Redeemable Convertible Preferred Stock Financing

In September 2012, we entered into a Series D Preferred Stock Purchase Agreement to issue up to 1,491,054 shares of Series D redeemable convertible preferred stock to investors at a price of $5.03 per share. On September 27, 2012, at the first closing under the Series D Preferred Stock Agreement, we issued 994,036 shares of Series D redeemable convertible preferred stock to investors. On November 6, 2013, at the second closing under the Series D Preferred Stock Agreement, we issued 497,018 shares of Series D redeemable convertible preferred stock to investors. Each share of Series D redeemable convertible preferred stock will convert into one share of common stock upon the closing of this offering.

The table below sets forth the number of shares of Series D redeemable convertible preferred stock sold to our directors, executive officers or holders of more than 5% of any class of our capital stock:

Name	Number of Shares of Series D Redeemable Convertible Preferred Stock	Aggregate Purchase Price
Peter P. Wiest	317,244	$1,595,737
California Technology Partners II, LP	240,717	$1,210,807
Fletcher Spaught Ventures II, L.P.	158,354	$796,521
River Cities Capital Fund IV, L.P.	125,664	$632,090
Mosaix Ventures LP	82,443	$414,688
Joseph DeVivo	11,901	$59,862

Series E Redeemable Convertible Preferred Stock Financing

In March 2015, we entered into a Series E Preferred Stock Purchase Agreement to issue up to 2,448,430 shares of Series E redeemable convertible preferred stock to investors at a price of $8.1685 per share. On March 10, 2015, at the first closing under the Series E Preferred Stock Agreement, we issued 1,224,214 shares of Series E redeemable convertible preferred stock to investors. On May 27, 2015, at the second closing under the Series E Preferred Stock Agreement, we issued 1,224,214 shares of Series E redeemable convertible preferred stock to investors. Each share of Series E redeemable convertible preferred stock will convert into one share of common stock upon the closing of this offering.

The table below sets forth the number of shares of Series E redeemable convertible preferred stock sold to our directors, executive officers or holders of more than 5% of any class of our capital stock:

Name	Number of Shares of Series E Redeemable Convertible Preferred Stock	Aggregate Purchase Price
Presidio Partners 2014, L.P.	467,485	$3,818,651
Mosaix Ventures LP	365,521	$2,985,758
Peter P. Wiest	313,247	$2,558,758
River Cities Capital Fund IV, L.P.	264,097	$2,157,276
California Technology Partners II, LP	242,666	$1,982,217
Fletcher Spaught Ventures II, L.P.	150,675	$1,230,789
Joseph DeVivo	6,812	$55,644

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see "Executive Compensation — Employment Agreements."

Investors' Rights Agreement

On March 10, 2015, we entered into a Fourth Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with the holders of our redeemable convertible preferred stock, including Presidio Partners 2014, L.P., California Technology Partners II, L.P., Peter P. Wiest, River Cities Capital Fund IV, L.P., Fletcher Spaught Ventures II, L.P., Mosaix Ventures LP. and Joseph DeVivo. The Investors' Rights Agreement, among other things, grants these stockholders specified registration rights with respect to shares of our common stock. For more information regarding this agreement, see "Description of Capital Stock — Registration Rights."

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled "Executive Compensation."

Loans to Directors and Executive Officers

In 2013, we issued a promissory note, or the Officer Note, in the amount of $300,000 to Kurt Azarbarzin, a member of our board of directors and our Chief Executive Officer. The Officer Note is due in full October 31, 2021. Interest on the Officer Note is at a rate of 6.0% per year on the unpaid balance. Interest at the rate of 1.66% per year is payable annually and the balance of the interest will accrue and be payable when the principal is repaid. As of December 31, 2014, there was $16,504 of accrued interest outstanding on the Officer Note. The Officer Note will be extinguished prior to the public filing of the registration statement of which this prospectus forms a part.

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee considers all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction and the extent of the related person's interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

 PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of June 30, 2015 and as adjusted to reflect the sale of shares of common stock in this offering, by:

    •
    each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

    •
    each of our named executive officers;

    •
    each of our directors; and

    •
    all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 15,806,926 shares of common stock outstanding as of June 30, 2015, assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options held by such person that are currently exercisable or will become exercisable within 60 days of June 30, 2015 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed individuals is 488 Wheelers Farms Rd, Milford, Connecticut 06461. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned Prior to Offering
Name of Beneficial Owner		Prior to Offering	After Offering
5% or Greater Stockholders
Presidio Partners 2014, LP(1)	4,351,978	27.3%
Entities associated with River Cities Capital Fund IV, L.P.(3)	1,732,062	11.0
Entities associated with Fletcher Spaght Ventures II, L.P.(4)	1,657,948	10.5
California Technology Partners II, LP(2)	1,632,252	10.3
Entities associated with Mosaix Ventures LP(5)	1,017,470	6.4
Named Executive Officers and Directors
Kurt Azarbarzin(6)	1,262,057	7.8
Christine Antalik(7)	175,500	1.1
Carlos Babini(8)	173,670	1.1
Joseph DeVivo(9)	203,493	1.3
David Collier, M.D.(1)(10)	4,351,978	27.3
Carter McNabb(3)(11)	1.732.062	11.0
Ned Scheetz(12)	634,542	4.0
Bruce Shook(13)	90,730	*
Peter P. Wiest(11)(14)	2,134,125	8.6
All executive officers and directors as a group (nine persons)(15)

*Represents
*Represents beneficial ownership of less than one percent (1%)

(1)
Based on (i) 1,504,280 shares of Series A preferred stock, (ii) 994,040 shares of Series B preferred stock, (iii) 1,003,913 shares of Series C preferred stock, (iv) 256,413 shares of Series D preferred stock, (v) 467,485 shares of Series E preferred stock and (vi) 125,847 Series C warrants that are exercisable within 60 days of June 30, 2015. Presidio Partners 2014 GP, LLC, or Presidio GP, is the sole General Partner of Presidio Partners 2014, L.P., or Presidio LP. As the sole General Partner of Presidio LP, Presidio GP may be deemed to beneficially own the shares and may be deemed to share voting and dispositive power over these shares. Peter Gajdos, David J. Collier, Faysal A. Sohail and James F. Watson are each a Manager of Presidio GP and, as such, may be deemed to beneficially own the shares and may be deemed to share voting and dispositive power over these shares. The mailing address of Presidio Partners 2014, LP is One Letterman Drive, Building C, Suite CM 500, San Francisco, CA 94129.

(2)
Based on (i) 253,089 shares of Series A preferred stock, (ii) 397,614 shares of Series B preferred stock, (iii) 448,001 shares of Series C preferred stock, (iv) 240,717 shares of Series D preferred stock, (v) 242,666 shares of Series E preferred stock and (vi) 50,165 Series C warrants that are exercisable within 60 days of June 30, 2015. California Technology Ventures II, LLC, or California Technology Ventures, is the General Partner of California Technology Partners II, LP. As the General Partner of California Technology Partners II, LP, California Technology Ventures may be deemed to beneficially own the shares and may be deemed to share voting and dispositive power over these shares. William A. Hanna and Alexander B. Suh are the only Managing Directors of California Technology Ventures, and only one Managing Director is required to vote the shares held by California Technology Partners II, LP and. as such, each of them may be deemed to beneficially own the shares and may be deemed to have voting and dispositive power over these shares. The mailing address of California Technology Partners II, LP is 670 N. Rosemead Blvd. 3201, Pasadena, CA 91107.

(3)
Based on (i) 1,144,250 shares of Series C preferred stock held by River Cities Capital Fund IV, L.P., or River Cities IV, (ii) 122,214 shares of Series C preferred stock held by River Cities Capital Fund IV, (NQP), L.P., or River Cities NQP, (iii) 125,664 shares of Series D preferred stock held by River Cities IV, (iv) 13,421 shares of Series D preferred stock held by River Cities NQP, (v) 264,097 shares of Series E preferred stock held by River Cities IV, (vi) 28,206 shares of Series E preferred stock held by River Cities NQP, (vii) 30,910 Series C warrants held by River Cities IV that are exercisable within 60 days of June 30, 2015 and (vii) 3,300 Series C warrants held by River Cities NQP that are exercisable within 60 days of June 30, 2015. River Cities Management IV, LLC, or River Cities Management, is the General Partner of River Cities IV and River Cities NQP. As the General Partner of River Cities IV and River Cities NQP, River Cities Management may be deemed to beneficially own the shares and may be deemed to share voting and dispositive power over these shares. Daniel T. Fleming, J. Carter McNabb, Edward C. McCarthy, R. Glen Mayfield and Edwin T. Robinson are each managing members of River Cities Management and, as such, may be deemed to beneficially own the shares and may be deemed to share voting and investment power over these shares. The mailing address of the River Cities entities is 221 East Fourth Street, Suite 2400, Cincinnati, OH 45202.

(4)
Based on (i) 722,772 shares of Series C preferred stock held by Fletcher Spaght Ventures II L.P., or Fletcher Spaght, (ii) 344,258 shares of Series C preferred stock held by FSV II, or FSV II, L.P., (iii) 72,788 shares of Series C preferred stock held by FSV II-B, or FSV II-B, L.P., (iv) 158,354 shares of Series D preferred stock held by Fletcher Spaght, (v) 75,424 shares of Series D preferred stock held by FSV II-B, (vi) 15,947 shares of Series D preferred stock held by FSV II, (vii) 150,675 shares of Series E preferred stock held by Fletcher Spaght, (viii) 71,766 shares of Series E preferred stock held by FSV II-B, (ix) 15,174 shares of Series E preferred stock held by FSV II, (x) 19,525 Series C warrants held by Fletcher Spaght, that are exercisable within 60 days of June 30, 2015 (xi) 9,299 Series C warrants held by FSV II-B that are exercisable within 60 days of June 30, 2015 and (xii) 1,966 Series C warrants held by FSV II. The general partner of the general partner of Fletcher Spaght Ventures II, LP and FSV II-B, LP and the manager of the general partner of FSV II, LP, FSA II, LLC, or FSA II, LLC, has sole voting and investment control over these shares. The members of FSA II, LLC, R. John Fletcher, Pearson M. Spaght and Linda Tufts, have sole voting and investment power for FSA II, LLC with respect to its voting power in its capacity as the general partner for the shares held by Fletcher Spaght Ventures II, FSV II-B and FSV II . Each of R. John Fletcher, Pearson M. Spaght and Linda Tufts disclaims beneficial ownership of these shares expect to the extent of his or her pecuniary interest therein. The mailing address of the Fletcher Spaght entities is 222 Berkeley Street, 20th Floor, Boston, MA 02116.

(5)
Based on (i) 273,631 shares of Series A preferred stock held by Mosaix Ventures LP, or Mosaix LP, (ii) 119,282 shares of Series B preferred stock held by Mosaix LP, (iii) 138,966 shares of Series C preferred stock held by Mosaix LP, (iv) 82,443 shares of Series D preferred stock held Mosaix LP, (v) 14,910 shares of Series D preferred stock held by Mosaix Ventures LLC, or Mosaix LLC (vi) 365,521 shares of Series E preferred stock held by Mosaix LP, (vii) 3,061 shares of Series E preferred stock held by Mosaix LLC and (viii) 19,656 Series C warrants held by Mosaix LP that are exercisable within 60 days of June 30, 2015. Mosaix Ventures Management, LLC serves as the general partner for Mosaix Ventures LP and Ranjan Lal is the Managing Partner of Mosaix Ventures Management, LLC. Mr. Lal is a natural person who possesses the power, through one or more intermediary entities, to vote and direct the disposition of our common stock held by Mosaix Ventures LP. The mailing address of Mosaix LP and Mosaix LLC is 1822 North Mohawk Street, Chicago IL 60614.

(6)
Based on (i) 890,000 shares of common stock and (ii) 372,057 shares of common stock which Mr. Azarbarzin has the right to acquire pursuant to outstanding stock options that are exercisable within 60 days of June 30, 2015.

(7)
Based on (i) 83,230 shares of common stock and (ii) 92,270 shares of common stock which Ms. Antalik has the right to acquire pursuant to outstanding stock options that are exercisable within 60 days of June 30, 2015.

(8)
Based on 173,670 shares of common stock which Mr. Babini has the right to acquire pursuant to outstanding stock options that are exercisable within 60 days of June 30, 2015.

(9)
Based on (i) 59,642 shares of Series B preferred stock, (ii) 21,638 shares of Series C preferred stock, (iii) 11,901 shares of Series D preferred stock, (iv) 6,812 shares of Series E preferred stock and (v) 100,975 shares of common stock which Mr. DeVivo has the right to acquire pursuant to outstanding stock options, that are exercisable within 60 days of June 30, 2015 and (vi) 525 Series C warrants that are exercisable within 60 days of June 30, 2015

(10)
Based on the shares held of record by Presidio LP and disclosed in footnote (1) above. Dr. Collier is the Managing Director of Presidio GP which is the sole General Partner of Presidio LP, and may be deemed to beneficially own the shares held of record by Presidio LP, as disclosed in footnote (1).

(11)
Based on the shares held of record by River Cities IV and disclosed in footnote (3) above. Mr. McNabb is a managing member of River Cities Management, which is the General Partner of River Cities IV and River Cities NQP, and may be deemed to beneficially own the shares held of record by River Cities IV and River Cities NQP, as disclosed in footnote (3). Mr. McNabb disclaims beneficial ownership of all shares held of record by River Cities IV and River Cities NQP, except to the extent of his pecuniary interest therein.

(12)
Based on (i) 201,138 share of Series A preferred stock, (ii) 119,284 shares of Series B preferred stock, (iii) 176,010 shares of Series C Preferred Stock, (iv) 83,595 shares of Series D preferred stock, (v) 30,605 shares of Series E preferred stock and (vi) 23,910 Series C warrants held by Aphelion Medical Fund LP that are exercisable within 60 days of June 30, 2015. Mr. Scheetz is the sole partner of Aphelion Capital, LLC, which owns Aphelion Medical Fund LP. The mailing address of Aphelion Medical Fund LP and Aphelion Capital, LLC is 100 Tiburon Blvd., Mill Valley, CA 94941.

(13)
Based on 90,730 shares of common stock which Mr. Shook has the right to acquire pursuant to outstanding stock options that are exercisable within 60 days of June 30, 2015.

(14)
Based on (i) 6,663 shares of Series A preferred stock, (ii) 994,035 shares of Series B preferred stock, (iii) 447,287 shares of Series C preferred stock, (iv) 317,244 shares of Series D preferred stock, (v) 313,247 shares of Series E preferred stock and (vi) 55,649 Series C warrants held by Mr. Wiest that are exercisable within 60 days of June 30, 2015.

(15)
Based on (i) 3,762,331 shares held of record by our current executive officers and directors and (ii) options to purchase 911,786 shares exercisable within 60 days of June 30, 2015.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our seventh amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our outstanding warrants, the Investors' Rights Agreement and the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our seventh amended and restated certificate of incorporation, amended and restated bylaws, warrants and our Investors' Rights Agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering.

Following the closing of this offering, our authorized capital stock will consist of         shares of common stock, par value $0.001 per share, and         shares of preferred stock, par value $0.001 per share.

As of June 30, 2015, we had issued and outstanding:

    •
    1,405,966 shares of our common stock held of record by 17 stockholders;

    •
    14,122,303 shares of redeemable convertible preferred stock, which will automatically convert into an aggregate of 14,400,960 shares of our common stock in connection with this offering, held of record by 16 stockholders.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, except as described below. Our seventh amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our seventh amended and restated certificate of incorporation. See below under "— Anti-Takeover Effects of Delaware Law and Our Seventh Amended and Restated Certificate of Incorporation and Bylaws — Amendment of Charter Provisions." Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our seventh amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. See "— Anti-Takeover Effects of Delaware Law and Our Certificate of Seventh Amended and Restated Incorporation and Bylaws — Undesignated Preferred Stock." Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of June 30, 2015, we had outstanding stock options to purchase an aggregate of 2,061,975 shares of our common stock under our 2006 Stock Plan.

Warrants

In connection with the issuance of notes payable in 2011, we issued to the lender, Silicon Valley Bank, a warrant to purchase 33,582 shares of Series A redeemable convertible preferred stock, in addition to an aggregate amount equal to 2.5% of the amount of each growth capital advance made under the loan, at cost of $2.01 per share, subject to adjustment as defined in the warrant agreement.

In 2011, we issued to various investors warrants to purchase 365,604 shares of Series C redeemable convertible preferred stock at an exercise price of $3.948 per share, subject to adjustment as defined in the warrant agreement.

In connection with the issuance of notes payable in 2012, we issued to the lender, Ares Capital Corporation, a warrant to purchase 54,672 shares of Series D redeemable convertible preferred stock at an exercise price of $5.03 per share, subject to adjustment as defined in the warrant agreement.

Each warrant to purchase shares of convertible preferred stock will convert into a warrant to purchase the same number of shares of common stock upon the closing of this offering. The warrants described above have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of the applicable amount of the underlying security based on the fair market value of such security at the time of the net exercise of the warrant after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

As of June 30, 2015, upon the closing of this offering, holders of             shares of our common stock, including shares issuable upon the exercise of warrants, or their transferees, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to our Investors' Rights Agreement by and among us and certain of our stockholders, until such shares can otherwise be sold without restriction under Rule 144, or until the rights otherwise terminate pursuant to the terms of our Investors' Rights Agreement. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

If at any time beginning six months after the closing date of this offering the holders of (i) a majority of the registrable securities then outstanding and (ii) at least 75% of the holders of the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock, voting as a single class, request in writing that we effect a registration of such registrable securities with an anticipated aggregate offering price of at least $15,000,000, then we will be obligated to notify all holders of registrable securities of such request and we may be obligated to register the sale of all registerable securities that holders may request to be registered. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. We will have the right to terminate such registration prior to effectiveness.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of registrable securities request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $1,000,000, we will be required to effect such registration; provided, however, that we will not be required to effect such a registration if we have already effected two registrations on Form S-3 for the holders of registrable securities within the 12 month period preceding such request.

Expenses

Other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders.

Termination of Registration Rights

The registration rights terminate upon the earlier of (i) the termination of the Investors' Rights Agreement and (ii) the occurrence of any three month period following a firm commitment underwritten public offering by us in connection with which all the then-outstanding shares of preferred stock are automatically converted into shares of common stock pursuant to our sixth amended and restated certificate of incorporation and during which period all of the securityholder's shares are available for sale without registration

Anti-Takeover Effects of Delaware Law and Our Seventh Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our seventh amended and restated certificate of incorporation and our amended and restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to             shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chief executive officer or president (in the absence of a chief executive officer) or executive chairman, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our seventh amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see "Management — Board Composition and Election of Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our seventh amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our seventh amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be "interested stockholders" from engaging in a "business combination" with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our seventh amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our seventh amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, our seventh amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

Listing

We have applied to have our common stock listed on                           under the symbol "                           ."

 SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of             shares of common stock, assuming the issuance of             shares of common stock offered by us in this offering, the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock and no exercise of options after June 30, 2015. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining             shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately             shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the 2,061,975 shares of our common stock that were subject to stock options outstanding as of June 30, 2015, options to purchase 1,748,418 shares of common stock were vested as of June 30, 2015 and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, have agreed that, without the prior written consent of Piper Jaffray & Co., or Piper Jaffray and Stifel, Nicolaus & Company, Incorporated, or Stifel, on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

    •
    offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or publicly disclose an intention to take any such actions with respect to, any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly or indirectly; or

    •
    request, make any demand for or exercise any right with respect to, the registration of any of our common stock or any security convertible into or exercisable or exchangeable for our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

    •
    1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

    •
    the average weekly trading volume in our common stock on         during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and             concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, has not been an affiliate at any time during the six months preceding a sale and has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchase shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of         shares of common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our redeemable convertible preferred stock upon the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See "Description of Capital Stock — Registration Rights" for additional information. Holders of a majority of the shares of common stock entitled to such registration rights have waived the right of all of such holders to exercise such registration rights for a period of not less than 180 days after the date of this prospectus. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as alternative minimum, estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the United States Internal Revenue Service ("IRS") in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

    •
    U.S. expatriates and certain former citizens or long-term residents of the United States;

    •
    persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

    •
    banks, insurance companies and other financial institutions;

    •
    real estate investment trusts or regulated investment companies;

    •
    brokers, dealers or traders in securities or currencies;

    •
    "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

    •
    S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

    •
    tax-exempt organizations or governmental organizations;

    •
    persons deemed to sell our common stock under the constructive sale provisions of the Code;

    •
    persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

    •
    tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT, AND IS NOT INTENDED AS, LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ALTERNATIVE MINIMUM, MEDICARE CONTRIBUTION, ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a non-U.S. holder

For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of our common stock that is not a "U.S. person," a partnership or an entity disregarded from its owner, each for United States federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

    •
    an individual who is a citizen or resident of the United States;

    •
    a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

    •
    an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

    •
    a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "Sale or Other Taxable Disposition." Any such distributions will also be subject to the discussion below under the section titled "Additional Withholding Tax on Payments Made to Foreign Accounts."

Subject to the discussion below on effectively connected income, dividends paid to a non-U.S. holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the non-U.S. holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or successor form), certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

    •
    the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

    •
    the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

    •
    our common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if (i) such class of stock is "regularly traded," as defined by applicable Treasury

Regulations, on an established securities market, and (ii) such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder's holding period for such stock. If we are determined to be a USRPHC and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code).

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock, if any, will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of these information returns that are filed with the IRS may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act ("FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United

States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock made on or after July 1, 2014, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions.

UNDERWRITING

Piper Jaffray and Stifel are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Underwriters	Number of Shares
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Canaccord Genuity Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

At our request, the underwriters have reserved for sale at the initial public offering price up to                  shares of common stock, or approximately         % of the shares offered by this prospectus, for our employees, directors and other persons associated with us. Any directed shares purchased by our officers and directors will be subject to the 180-day lock-up restriction described in "— No Sales of Similar Securities" below. Any other participants in the directed share program will not be subject to any lock-up arrangements with any underwriter with respect to the directed shares sold to them. The number of shares of common stock available for sale to the general public in the offering will be reduced by the number of shares sold pursuant to the directed share program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares. The directed share program will be arranged through                  .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public Offering Price	$	$	$
Underwriter Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount and commissions, are approximately $              million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $             as set forth in the underwriting agreement.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                   additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other stockholders, optionholders and warrantholders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable or exercisable for, or that represent the right to receive shares of our common stock, for 180 days after the date of the prospectus used to sell our common stock without first obtaining the written consent of Piper Jaffray and Stifel. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

    •
    offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

    •
    sell any option or contract to purchase any shares of our common stock;

    •
    purchase any option or contract to sell any shares of our common stock;

    •
    grant any option, right or warrant to purchase any shares of our common stock;

    •
    make any short sale or otherwise transfer or dispose of any shares of our common stock;

    •
    enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

    •
    demand that we file a registration statement related to our common stock.

The restrictions in the preceding paragraph do not apply to transfers of securities:

    •
    that are acquired in open market transactions after the completion of the offering;

    •
    as a bona fide gift or gifts or charitable contributions;

    •
    to an immediate family member or any trust for the direct or indirect benefit of the stockholder or an immediate family member of the stockholder;

    •
    if the stockholder is a corporation, partnership, limited liability company, investment fund, trust or other business entity (i) transfers to another corporation, partnership, limited liability company, investment fund, trust or other business entity that is a direct or indirect affiliate of the stockholder or (ii) distributions of shares of our common stock to limited partners, limited liability company members or stockholders of the stockholder, or to any investment fund or other entity that controls or manages the stockholder;

    •
    if the stockholder is a trust, to the beneficiary of such trust;

    •
    by testate succession or intestate succession;

    •
    to us in a transaction exempt from Section 16(b) of the Exchange Act upon a vesting event of the stockholder's securities or upon the exercise of options or warrants to purchase our securities on a "cashless" or "net exercise" basis or to cover tax withholding obligations of the stockholder in connection with such vesting or exercise (but for the avoidance of doubt, excluding all manners of exercise that would involve a sale in the open market of any securities relating to such options or warrants, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise);

    •
    to us (1) in connection with the termination of employment or other termination of a service provider and pursuant to agreements in effect as of the date of this offering and described herein whereby we have the option to repurchase such shares or securities, (2) pursuant to option agreements in effect as of the date of this offering and described herein relating to the early exercise by the stockholder of unvested options issued pursuant to our equity incentive plans or (3) pursuant to agreements in effect as of the date of this offering and described herein under which we have a right of first refusal with respect to transfers of such shares or securities;

    •
    pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control of SurgiQuest, Inc., provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the stockholder's securities will remain subject to the restrictions contained in the lock-up agreement; or

    •
    pursuant to the underwriting agreement;

provided, in the case of a transfer described in bullets two through six above, that such transfer does not involve a disposition for value, and each transferee agrees to be subject to the restrictions described in the immediately preceding paragraph and that no filing by any party under Section 16(a) of the Exchange Act, shall be required or shall be made voluntarily in connection with such transfer.

In addition, the transfer restrictions described above do not apply to:

    •
    the exercise of stock options granted pursuant to our equity plans;

    •
    the conversion of the outstanding redeemable convertible preferred stock or exercise of warrants into our common stock; or

    •
    the establishment of any 10b5-1 plan, provided that no sales of the stockholder's common stock will be made under such plans for 180 days after the date of this prospectus.

Listing

We have applied to list our common stock on the                  under the symbol "                  ." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    •
    the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

    •
    our financial information;

    •
    the history of, and the prospects for, our company and the industry in which we compete;

    •
    an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

    •
    the present state of our development; and

    •
    the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                  , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing as principal that are both "accredited investors" as defined in National Instrument 45-106 Prospectus and Registration Exemptions and "permitted clients" as defined in National Instrument 31-103 Registration Requirements, Exemptions

and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)
where no consideration is or will be given for the transfer; or

(c)
where the transfer is by operation of law.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the "SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common stock.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority ("DFSA"), a regulatory authority of the Dubai International Financial Centre ("DIFC"). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the "AMF") for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

1.
the transaction does not require a prospectus to be submitted for approval to the AMF;

2.
persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3.
the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

 LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. K&L Gates LLP, Irvine, California, has acted as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of SurgiQuest, Inc. as of December 31, 2014 and 2013, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov. We also maintain a website at www.surgiquest.com, at which, following the completion of this offering, you may access our Securities and Exchange Commission filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors of SurgiQuest, Inc.

We have audited the accompanying balance sheets of SurgiQuest, Inc. as of December 31, 2014 and 2013, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurgiQuest, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
September 2, 2015

SurgiQuest, Inc.

Balance Sheets

	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$6,071,932	$5,458,524
Accounts receivable, net of allowance for doubtful accounts of $18,735 and $7,146 at December 31, 2014 and 2013, respectively	6,046,846	3,619,144
Inventories	1,720,599	1,309,126
Other receivables	651,486	323,681
Prepaid expenses and other current assets	213,549	128,431

Total current assets	14,704,412	10,838,906
Property and equipment, net	3,770,675	2,519,662
Other assets:
Patents, net	467,423	516,600
Rental security deposits	6,511	36,563

Total other assets	473,934	553,163

Total assets	$18,949,021	$13,911,731

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$5,007,865	$3,456,877
Accrued salaries and wages	1,680,910	1,014,044
Accrued expenses	964,683	632,858
Debt, current portion	1,833,333	2,422,336
Other current liabilities	5,120	—

Total current liabilities	9,491,911	7,526,115
Debt, less current portion, net of discount	22,869,748	5,754,970
Capital lease obligations, less current portion	21,130	—
Warrant liabilities	1,320,013	1,107,429

Total liabilities	33,702,802	14,388,514
Series A redeemable convertible preferred stock, $0.001 par value, 2,539,795 shares authorized, 2,487,556 issued and outstanding at December 31, 2014 and 2013	11,803,625	10,813,622
Series B redeemable convertible preferred stock, $0.001 par value, 2,882,703 shares authorized, issued and outstanding at December 31, 2014 and 2013	28,015,537	25,640,375
Series C redeemable convertible preferred stock, $0.001 par value, 5,200,000 shares authorized, 4,812,560 shares issued and outstanding at December 31, 2014 and 2013	23,079,353	21,220,230
Series D redeemable convertible preferred stock, $0.001 par value, 1,545,726 shares authorized, 1,491,054 shares issued and outstanding at December 31, 2014 and 2013	7,553,128	7,488,948
Stockholders' deficit:
Common stock, $0.001 par value, 15,000,000 shares authorized, 1,357,838 and 1,205,675 shares issued and outstanding at December 31, 2014 and 2013, respectively	1,358	1,206
Receivable from executive	(318,772)	(300,000)
Accumulated deficit	(84,888,010)	(65,341,164)

Total stockholders' deficit	(85,205,424)	(65,639,958)

Total liabilities and stockholders' deficit	$18,949,021	$13,911,731

See accompanying notes to financial statements

SurgiQuest, Inc.

Statements of Operations

	Years ending December 31,
	2014	2013
Revenues:
Product	$29,267,872	$18,423,382
Rental	980,960	678,566

Total revenues	30,248,832	19,101,948
Cost of goods sold	15,171,107	10,194,939

Gross profit	15,077,725	8,907,009
Selling, general and administrative expenses	24,482,431	13,834,752
Research and development expenses	2,908,706	2,029,460

	27,391,137	15,864,212
Operating loss	(12,313,412)	(6,957,203)
Other income (expense):
Interest expense	(2,146,231)	(908,920)
Interest income	31,255	12,409
Other	(388,126)	(414,216)

Total other income (expense)	(2,503,102)	(1,310,727)

Net loss	$(14,816,514)	$(8,267,930)

Cumulative preferred stock dividends	(2,155,728)	(1,977,732)
Preferred stock accretion	(5,291,654)	(5,256,696)

Net loss attributable to common shareholders	$(22,263,896)	$(15,502,358)

Net loss per common share, basic and diluted	$(18.03)	$(13.45)
Weighted average number of common shares outanding, basic and diluted	1,235,111	1,152,665

See accompanying notes to the financial statements

SurgiQuest, Inc.
Statements of Stockholders' Deficit

	Common Stock
			Receivable from Executive	Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance at December 31, 2012	1,123,645	$1,124	$—	$—	$(52,043,414)	$(52,042,290)
Exercise of stock options	82,030	82	—	48,619	—	48,701
Stock option expense	—	—	—	178,257	—	178,257
Accretion of preferred stock	—	—	—	(226,876)	(5,029,820)	(5,256,696)
Receivable from executive	—	—	(300,000)	—	—	(300,000)
Net loss	—	—	—	—	(8,267,930)	(8,267,930)

Balance at December 31, 2013	1,205,675	$1,206	(300,000)	—	(65,341,164)	(65,639,958)

Exercise of stock options	152,163	152	—	211,805	—	211,957
Stock option expense	—	—	—	349,517	—	349,517
Accretion of preferred stock	—	—	—	(561,322)	(4,730,332)	(5,291,654)
Interest on receivable from executive	—	—	(18,772)	—	—	(18,772)
Net loss	—	—	—	—	(14,816,514)	(14,816,514)

Balance at December 31, 2014	1,357,838	$1,358	$(318,772)	$—	$(84,888,010)	$(85,205,424)

See accompanying notes to the financial statements

SurgiQuest, Inc.

Statements of Cash Flows

	Years ending December 31,
	2014	2013
Cash flow from operating activities:
Net loss	$(14,816,514)	$(8,267,930)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	1,511,085	1,253,260
Amortization of debt discount	549,031	119,441
Interest on receivable from executive	(18,250)	—
Stock option expense	349,517	178,257
Loss on disposal of patents	60,293	—
Loss on disposal of fixed assets	137,826	9,923
Change in fair value of warrant liabilities	212,583	429,444
Net change in:
Accounts receivable	(2,427,702)	(1,080,832)
Inventory	(411,473)	(287,215)
Prepaid expenses and other current assets	(413,445)	(95,916)
Accounts payable	1,550,988	1,049,332
Accrued salaries and wages	666,866	464,963
Accrued liabilities	331,825	431,621
Other assets	30,042	—

Net cash used by operating activities	(12,687,328)	(5,795,652)
Cash flows from investing activities:
Purchases of property and equipment	(2,830,309)	(1,639,814)
Patent costs	(51,687)	(107,173)

Net cash used by investing activities	(2,881,996)	(1,746,987)
Cash flows from financing activities:
Receivable from executive	—	(300,000)
Borrowings under debt	27,200,000	2,000,000
Payments under debt	(10,750,556)	(719,444)
Proceeds from Series D preferred stock, net of issue costs	—	2,491,680
Debt issuance costs	(475,886)	—
Exercise of stock options	211,957	48,701
Payments of capital lease obligations	(2,783)	(9,687)

Net cash provided by financing activities	16,182,732	3,511,250

Net (decrease) increase in cash	613,408	(4,031,389)
Cash and cash equivalents at the beginning of the year	5,458,524	9,489,913

Cash and cash equivalents at the end of the year	$6,071,932	$5,458,524

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,311,950	$676,857
Non-cash investing and financing:
Accretion on preferred stock	$5,291,654	$5,256,696
Acquisition of capital lease	$29,004	$—

See accompanying notes to the financial statements

SurgiQuest, Inc.

Notes to Financial Statements

Note 1 — Formation and Business

SurgiQuest, Inc., or the Company, is a medical device manufacturer and marketer of innovative access technologies for minimally invasive surgery, or MIS. The Company was incorporated in the state of Delaware and began operations in May 2006. The Company is headquartered in Milford, Connecticut. The integrated design and proprietary innovations of SurgiQuest's patented AirSeal system optimizes the laparoscopic environment and provides stability in the abdominal cavity during MIS. The AirSeal system is utilized for both robotic and advanced laparoscopic procedures within multiple specialties including urology, gynecology, colorectal, bariatric and general surgery. By providing stable pneumoperitoneum, continuous smoke evacuation and valve-free access to the abdominal cavity, the AirSeal system reduces procedural time and costs over that of conventional insufflation.

The Company is subject to risks common to startup companies in the life sciences industry, including, but not limited to, risk that the Company never achieves profitability, the need for substantial additional financing, risk of relying on third parties, dependence on key personnel, protection of proprietary technology and compliance with government regulations.

Note 2 — Liquidity

Since inception, the Company has incurred net losses. During the years ended December 31, 2014 and 2013, the Company incurred a net loss of $14,816,514 and $8,267,930, respectively. The Company used $12,687,328 and $5,795,652 of cash for operations during the years ended December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the Company had an accumulated deficit of $84,888,010 and $65,341,164, respectively. The Company's transition to profitability is dependent upon the successful commercialization of its products and the achievement of a level of revenues adequate to support the Company's cost structure. Management intends to meet its obligations to fund future operations through the sale of equity instruments, debt financings or other sources. There can be no assurance, however, that any such financings will be successfully completed on terms acceptable to the Company, if at all. The Company however, believes that its current cash balances and financial resources are sufficient to continue as a going concern through at least January 1, 2016.

Note 3 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in conformity with United States generally accepted accounting principles, or U.S. GAAP.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes the estimates and assumptions used in preparation of the financial statements are appropriate, actual results could differ from those estimates.

In preparing these financial statements, management used estimates in the following areas, among others: revenue recognition, useful lives of property and equipment, the determination of the fair value

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 3 — Summary of Significant Accounting Policies (Continued)

of stock-based awards and stock-based compensation expense, the fair value of warrants, the fair value of equity instruments and the recoverability of the Company's net deferred tax assets and related valuation allowance and the Company's VAT receivable, VAT accrual and related penalties and fines.

Segment Reporting

Management has determined that it has one business activity and operates through one reportable business segment. All tangible long-lived assets are held in the United States. Domestic revenues were 68% and 67% of total revenues for December 31, 2014 and 2013, respectively. International revenues were 32% and 33% of total revenues for December 31, 2014 and 2013, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments with an original maturity of less than ninety (90) days. The carrying amounts approximate the fair values of those instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is stated at net realizable value. The Company does not require collateral and regularly reviews accounts receivable balances on an individual customer account basis and adjusts the receivable reserves as necessary whenever events or circumstances indicate the carrying value may not be recoverable. Accounts receivable are considered past due based on the invoice date and are written off after all collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method. During 2014 and 2013, the Company wrote-off $122,840 and $42,862, respectively, of inventory that became obsolete due to upgrades in product designs. The write-offs have been recorded as part of cost of goods sold.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the respective estimated asset lives, which range from three (3) to five (5) years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term. Medical equipment is capitalized as part of property and equipment and is depreciated over four (4) years, which is the estimated useful life of the technology.

Depreciation expense is included in cost of good sold, selling, general and administrative expense and research and development expense based on the specific categorization and use of the underlying asset being depreciated. Upon retirement or disposal, cost and related accumulated depreciation are removed from the accounts, and gains or losses, if any, are recorded in earnings (loss) for the period. The Company assesses the impairment of property and equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant changes in the manner of its use of the asset, significant changes in historical trends in operating performance, significant changes in

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 3 — Summary of Significant Accounting Policies (Continued)

projected operating performance and significant negative economic trends. There have been no significant impairments recorded as a result of such reviews during any of the periods presented.

Revenue Recognition

The Company's revenues are primarily derived from the sale of the AirSeal Intelligent Flow System, or iFS, unit and related iFS single-use products. The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss has passed, delivery to the customer has occurred or the services have been fully rendered, as well as when the sales price is fixed or determinable and collectability is reasonably assured. Revenue is recognized at the net amounts expected to be received. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue.

The Company has revenue arrangements with customers that include multiple deliverables (sale of products and leases). For these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value, or VSOE, (b) third-party evidence of selling price, or TPE, and (c) best estimate of selling price, or BESP, which are determined as follows:

(d)
VSOE — It is common for the sale of iFS units to include multiple elements which have standalone value and qualify as separate units of accounting. These elements commonly include the sale of the unit(s) and single-use products. The Company determines VSOE based on its normal pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification and other environmental or marketing variables in determining VSOE.

(e)
TPE — TPE exists only when the Company sells the deliverable separately and is based on competitor prices. The Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

(f)
BESP — BESP is an estimate based on the Company's pricing practices, market conditions and other Company-specific factors. The Company currently does not utilize BESP.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

The Company's leasing operations consist principally of leasing the iFS unit to customers. Leases of iFS units are classified as both sales-type leases and operating leases and has terms that range from 1-2 years. As of December 31, 2014 and 2013, the net investments in leases for sales-type leases was $64,705 and $49,117, respectively, and is included in other receivables.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 3 — Summary of Significant Accounting Policies (Continued)

Research and Development

Research and development costs are expensed as incurred. Research and development costs include all direct costs, including salaries, stock compensation and benefits for research and development personnel, outside consultants, clinical and regulatory costs, amortization of patent costs, prototype materials and services, other outside services and depreciation. The Company capitalizes property and equipment that is used in research and development when the assets also have an alternative use and depreciates them over the useful lives. When the assets have no alternative use, they are recorded immediately to research and development expense.

Patents

The Company's purchased patents are recorded at cost and are amortized up to twenty (20) years based on the patents expiration date. The fees and costs associated with the filing of internally developed patents are capitalized, and once issued, are amortized over the patent's estimated useful life. If the patent is not approved, the costs associated with that patent are expensed in the year the patent is rejected. If a patent is for a specific use/project it is expensed immediately. If it has general use for the Company it is capitalized and amortized over its life.

Impairment of Long-Lived Assets

The Company reviews long-lived assets when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparison of the book values of the assets to future net undiscounted cash flows that the assets are expected to generate. Factors the Company considers important, which could trigger an impairment review, include significant changes in historical trends in operating performance, significant changes in projected operating performance and significant economic trends.

If such assets or group of assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value, which is measured based on the projected discounted future net cash flows arising from the assets. As a result of such reviews in 2014, the Company recorded an impairment charge related to an abandoned patent of $60,294, which was recorded in other expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry forwards, all calculated using presently enacted tax rates.

Warrant Liability

The warrant liability represents the fair value of warrants issued in connection with debt and preferred stock issuances. These warrants are presented as liabilities since they are separable instruments and are for the purchase of potentially redeemable stock. The liability is recorded at fair value with the change in fair value recognized as interest expense for warrants issued in connection with debt that is still payable or as other income or expense.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 3 — Summary of Significant Accounting Policies (Continued)

Freight Expense

Freight expenses for the Company's sales are generally paid directly by the Company's customers. In certain instances, the Company may agree to pay for freight expenses. Freight charges to customers and freight expense incurred by the Company are included in cost of goods sold. Freight expense was $567,860 and $542,803 for the years ended December 31, 2014 and 2013, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable and other receivables.

The Company maintains its cash and cash equivalents in financial institution accounts that at times during the year may exceed federally insured limits. The cash balances in the financial institutions are insured by the Federal Deposit Insurance Corporation, or FDIC, up to $250,000 at December 31, 2014 and 2013. To date the Company has not experienced any loss due to risk.

For the years ended December 31, and 2013 the Company received approximately 11.0% and 12.0% of net revenues from one customer, respectively. As of December 31, 2014 and 2013, the Company had one customer representing approximately 18.0% and 19.0% of accounts receivable, respectively.

Stock-Based Compensation

The Company estimates the fair value of stock based awards at date of grant using the Black-Scholes option pricing model. This model requires the Company to make estimates and assumptions including, among other things, estimates regarding the length of time an employee will retain the vested award before exercising, the estimated volatility of the Company's common stock price and the number of awards that will be forfeited prior to vesting. As a non-public entity, there currently is no active market for the Company's common shares. As a result the Company has had to identify similar publicly held entities to be used as a bench mark to estimate the expected volatility of the price of its underlying shares. Additionally, the value of the shares used in the determination of equity awards, including the value of underlying shares in the option pricing models, are based upon third party valuations performed as of the grant dates of the awards.

The awards are amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

For stock-based awards issued to individuals other than employees, the award is recorded at fair value at date of grant. However, the Company remeasures the fair value of such instruments granted at each reporting period until performance under the consulting arrangements are completed. The expense is recognized over the term of the service agreement.

Fair Value Measurements

The Company follows the three-level valuation hierarchy for disclosures of fair value measurement. The three levels of valuation hierarchy are defined as follows:

  Level 1 — Quoted prices in active markets for identical assets and liabilities.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 3 — Summary of Significant Accounting Policies (Continued)

  Level 2 — Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  Level 3 — Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therfore determined using model-based techniques that inclue option pricing models, discounted cash flow models and similar techniques.

The Company's common stock warrant liabilities are carried at fair value, determined according to the fair value hierarchy described above (Level 3).

The carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates fair value because of the short term nature of these instruments. The Company's debt is tied to variable interest rates, as such, fair value approximates carrying value. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Common Stock and Convertible Preferred Stock Valuation

Due to the absence of an active market for the Company's common stock and convertible preferred stock, the Company utilized valuations with methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid, to estimate the fair value of its common stock and convertible preferred stock at various reporting dates and in conjunction with various transactions. Each valuation included estimates and assumptions that required the Company's judgment. These estimates included assumptions regarding future performance. Significant changes to the key assumptions used in the valuations could have resulted in different fair values of common stock and convertible preferred stock at each valuation date.

Net Loss per Common Share, basic and diluted

Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Net income (loss) available to common stockholders has been reduced for cumulative dividends on certain preferred stock and for the accretion of preferred stock within the periods presented. Diluted net income (loss) per common share is computed by dividing net income by the sum of the weighted-average number of common shares and dilutive common share equivalents then outstanding using the if-converted method. For the years ended December 31, 2014 and 2013, the Company has excluded the effects of all potentially dilutive shares, which include redeemable convertible preferred stock, warrants for redeemable convertible preferred stock and outstanding common stock options, from the weighted average number of common shares outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 3 — Summary of Significant Accounting Policies (Continued)

The following common stock equivalents were excluded from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,
	2014	2013
Outstanding stock options	1,518,240	1,490,100
Convertible preferred stock	11,952,544	11,952,544
Preferred stock warrants	472,515	472,515

Total common stock equivalents	13,943,299	13,915,159

Recent Accounting Pronouncements

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, or ASU 2015-11.The amendments in ASU 2015-11 require an entity to measure in scope inventory at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments do not apply to inventory that is measured using LIFO or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using FIFO or average cost. The pronouncement is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating the impact of this update.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, or ASU 2014-16. The update was issued to reduce the diversity under GAAP in the accounting for hybrid financial instruments issued in the form of a share. The update clarifies that an entity should consider all relevant terms and features in evaluting the nature of the host contract. Entities should also assess the substance of the relevant terms and features when considering how to weight them. The amendment is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Application to existing instruments is on a modified retrospective basis to all relevant prior periods. The Company is currently evaluating the impact of this update.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, or ASU 2014-15. The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. Under U.S. GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management's responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization's

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 3 — Summary of Significant Accounting Policies (Continued)

management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The pronouncement is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently evaluating the impact of this update.

In May 2014, the Financial Accounting Standards Board the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. To achieve this core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract(s); (3) determine the transaction price(s); (4) allocate the transaction price(s) to the performance obligations in the contract(s); and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance also requires advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. For public business entities, ASU 2014-09 was originally effective for the fiscal year beginning January 1, 2017 using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes footnote disclosures). In August, 2015, the FASB issued ASU 2015-14, Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date, that defers the effective date of the new revenue standard by one year (January 1, 2018 effective date). Reporting entities have the option to adopt the standard as early as the original January 1, 2017 effective date. The Company is currently evaluating the impact of this amendment on our financial position and results of operations.

Note 4 — Inventories

Inventories are comprised of the following:

	December 31,
	2014	2013
Raw materials	$196,918	$393,158
Finished goods	1,459,804	915,968
Work in progress	63,877	—

Total inventories	$1,720,599	$1,309,126

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 5 — Property and Equipment, net

Property and equipment, net are comprised of the following:

	December 31,
	2014	2013
Office equipment	$493,927	$373,374
Research and development equipment	392,331	359,511
Internal use software	320,412	58,024
Leasehold improvements	34,190	27,547
Production equipment	6,647,864	5,548,163
Medical equipment	1,698,403	1,247,167
Equipment in process	859,076	293,740

Total property and equipment	10,446,203	7,907,526
Less: Accumulated depreciation	(6,675,528)	(5,387,864)

Total property and equipment, net	$3,770,675	$2,519,662

Depreciation expense, inclusive of capital lease amortization, for the years ended December 31, 2014 and 2013 was $1,470,514 and $1,221,983, respectively.

The Company's investment in property under operating leases with customers, contained in medical equipment, is $551,496 and $376,020 as of December 31, 2014 and 2013, respectively.

Note 6 — Patents, net

Patents are comprised of the following:

	December 31,
	2014	2013
Patents and deferred patent costs	$632,809	$681,121
Less: Accumulated amortization	(165,386)	(164,521)

Total patents, net	$467,423	$516,600

Amortization expense on patents for the years ended December 31, 2014 and 2013 was $40,571 and $31,277, respectively with a weighted average amortization period of approximately 17 years.

The amortization expense for the next five years is as follows:

2015	$25,916
2016	14,666
2017	10,916
2018	10,916
2019	10,916

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 7 — Debt

Debt consists of the following:

	December 31,
	2014	2013
2014 Revolving Loan	$3,000,000	$—
2014 Term Loan	22,000,000	—
2014 Term Loan terminal payment fees payable	880,000	—
2012 Term Loan	—	2,422,336
2013 Term Loan	—	5,858,220
2012 Term Loan terminal payment fees payable	—	270,000

	25,880,000	8,550,556

Less: unamortized debt discounts	(1,176,919)	(373,250)

Debt less unamortized discounts	24,703,081	8,177,306

Less: current portion	(1,833,333)	(2,422,336)

Long term debt, net of current portion	$22,869,748	$5,754,970

2014 Credit Agreement

In May 2014, the Company entered into Credit and Security Agreement (the "2014 Credit Agreement") with an unrelated party providing for a $17,000,000 Term Loan Facility (the "2014 Term Loan") which was increased in November 2014 an additional $5,000,000 (collectively, the "2014 Term Loans") and a Revolving Credit Facility in the amount of $3,000,000 (the "2014 Revolving Loan"). Borrowings under the 2014 Term Loans bore interest at a rate equal to the "Applicable Libor Rate" plus 7.5%, with a minimum floor for the Applicable Libor Rate of 0.5% per annum. The 2014 Revolving Loan bears interest at a rate equal to the Applicable Libor Rate plus 5.5%, again with a minimum floor for the Applicable Libor Rate of 0.5% per annum. The Revolving loan also has a collateral management fee of 1.01% on the outstanding balance.

The weighted average interest rate for the period ended and the rate at December 31, 2014 for the 2014 Term Loans and 2014 Revolving Loan was 8.0% and 6.0%, respectively.

The 2014 Term Loans provide for interest-only payments between July 1, 2015 and July 1, 2017 contingent upon the Company meeting certain revenue thresholds. The principal balance of all amounts borrowed under the 2014 Term Loans plus any unpaid interest is due in full between June 1, 2018 and June 1, 2019 depending on whether the Company has elected interest-only extensions as outlined in the 2014 Credit Agreement. As of May 31, 2015, the Company was granted an interest only extension through October 2015 at which time principal payments are presently scheduled to begin. The 2014 Term Loans carry a terminal payment fee equal to 4.0% which is due upon maturity. Both the 2014 Term Loans and 2014 Revolving Loan carry an early termination fee of 2.0% in the first 12 months of the 2014 Credit Agreement and 1.0% thereafter.

The Company may request "Credit Extensions" (additional advances) under the 2014 Revolving Loan as long as the outstanding balance under this facility along with any accrued interest does not exceed

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 7 — Debt (Continued)

the lesser of the (i) the "Applicable Commitments" ($3,000,000 as of December 31, 2014) and (ii) the "Borrowing Base" in effect at the time of a request. The Borrowing Base is defined generally as 85.0% of "Eligible Accounts" receivable plus 25.0% of "Eligible Inventory," less any reserves or adjustments pursuant to the Revolving Credit Facility. The 2014 Revolving Loan is co-terminus with the 2014 Term Loans, which is dependent upon whether the Company has elected interest-only extensions. At December 31, 2014, the Company had drawn down the entire commitment amount of $3,000,000 and there was no availability under the 2014 Revolving Loan. The Company is not required to have a springing lockbox but the 2014 Credit Agreement does contain a material adverse change provision.

A terminal payment fee equal to $880,000, which represents 4.0% of the total amount the 2014 Term Loans, is due on the maturity date of the 2014 Term Loans. The terminal payment fee has been recorded as additional debt with a corresponding amount to debt discount. The Company is amortizing the debt discount to interest expense over the term of the 2014 Term Loans.

The 2014 Credit Agreement is collateralized by security interests in substantially all tangible assets of the Company. It also contains various affirmative and negative covenants, such as the delivery of financial statements, tax authority compliance, maintenance of property, limitations on additional debt, restriction of dividends and other standard clauses. At December 31, 2014, the Company was in compliance of all material covenants.

2012 Loan Agreement

In September 2012, the Company entered into a Loan and Security Agreement, or the 2012 Loan Agreement with an unrelated third party for a term loan in the amount of $9,000,000. Of this amount, a $7,000,000 term loan, or the 2012 Term Loan was funded upon the execution of the 2012 Loan Agreement in September 2012, and the remaining $2,000,000 term loan, or the 2013 Term Loan was funded in September 2013. The 2012 Term Loan bore interest at a rate of 10.0% annum and required forty-eight (48) monthly installments as follows (i) commencing on November 1, 2012, nine (9) monthly payments of interest only; (ii) commencing on August 1, 2013, three (3) monthly payments of $116,667 each, plus accrued interest; (iii) commencing on November 1, 2013, thirty-six (36) monthly payments of $184,722 each, plus accrued interest. A terminal payment fee equal to $210,000, which represents 3.0% of the total amount of the 2012 Term Loan, is due on October 1, 2016. The aggregate amount of the terminal payments have been recorded as a long-term liability with a corresponding amount to debt discount. The Company is amortizing the debt discount to interest expense over the life of the 2012 Loan. During 2014, upon repayment of the 2012 Term Loan, the Company recognized the remaining unamortized debt discount of $144,735 as interest expense associated with the terminal payment fee. The loan was secured by substantially all assets of the Company.

The Company was also required to pay an upfront Term Loan fee of $45,000 in connection with the 2012 Term Loan. The Term Loan fee payment was recorded as a debt discount and was being amortized over the term of the 2012 Term Loan. During 2014, the Company wrote off the remaining unamortized debt discount of $318,969 to interest expense when the 2012 Term Loan was paid in full.

The 2013 Term Loan bore interest at a rate of 10.69% per year and required forty-eight (48) monthly installments as follows (i) commencing on November 1, 2013, nine (9) monthly payments of interest

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 7 — Debt (Continued)

only; (ii) commencing on August 1, 2014, three (3) monthly payments of $33,333 each, plus accrued interest; (iii) commencing on November 1, 2014, thirty-six (36) monthly payments of $52,778 each, plus accrued interest. A terminal payment fee equal to $60,000, which represents 3.0% of the total amount of the 2013 Term Loan, was due on October 1, 2017. The aggregate amount of the terminal payments has been recorded as a long-term liability with a corresponding amount to debt discount. The Company is recognizing the expense related to the terminal payment fee as interest expense over the term of the 2013 Term Loan. During 2014, upon repayment of the 2013 Term Loan, the Company wrote off the remaining $56,250 of unamortized debt discount as interest expense associated with the terminal payment.

The 2012 Loan Agreement also made available to the Company, a revolving loan (Revolving Loan) of $2,000,000. The Revolving Loan included a swing arm feature that allowed any principal paid on the 2012 Term Loan and 2013 Term Loan in the subsequent twelve months from funding to be applied to the availability on the Revolving Loan to increase the overall Revolving Loan commitment. As of December 31, 2013, the total availability on the Revolving Loan was $2,233,333. Interest on the Revolving Loan was 8.5% per year.

The Company was also required to pay an annual commitment fee equal to 1.0% of the Revolving Loan commitment.

In connection with the 2012 Loan Agreement, the Company issued to the lender a stock warrant to purchase 54,672 shares of Series D Preferred Stock at a cost of $5.03 per share, subject to adjustment as defined in the warrant agreement. The warrants have been accounted for at fair value. The original fair value assigned to the warrants issued under the 2012 Loan Agreement was $61,233, which was recorded as a debt discount with the offset recorded as a warrant liability. The debt discount was being amortized over four years, which is equal to the life of the applicable notes. During 2014, the Company wrote off the remaining portion of the debt discount when the 2012 Term Loan was paid in full.

The Company recognized interest expense related to the amortization of the debt discount of $549,031 and $119,441, in 2014 and 2013, respectively.

The aggregate amount of principal maturing in succeeding years based on contractual payments terms of the 2014 Credit Agreement is as follows for the years ending December 31:

2015	$1,833,333
2016	7,333,333
2017	7,333,333
2018	8,500,001

Total payments	$25,000,000

Note 8 — Operating Leases

The Company leased 12,000 square feet of office and laboratory space in Milford, Connecticut. The lease commenced on September 9, 2011 for an initial term of three years and required base rental

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 8 — Operating Leases (Continued)

payments of $7,500 per month in year one, $7,725 in year two and $7,957 in year three. The lease also required the Company to make additional rental payments of $2,433 per month for its proportionate share of the annual operating expenses incurred by the landlord with respect to the property. At the end of the initial term of the lease, the Company extended the lease through July 31, 2015, at $8,752 base rent per month. On April 23, 2015, the Company signed a lease agreement for new office space in Milford, Connecticut.

Rent expense for the years ended December 31, 2014 and 2013 was $127,068 and $122,595, respectively. Anticipated minimum operating lease payments for 2015 is $78,295. As of December 31, 2014, there are no minimum operating lease payments beyond 2015.

Note 9 — Commitments and Contingencies

Licensing Agreement

In April 2006, the Company entered into a Patent Assignment and Licensing Agreement, or the Licensing Agreement with a third party which was later amended in November 2012. As part of the Licensing Agreement, proprietary patents and patent applications were sold, assigned and transferred to the Company so that the Company could develop and commercialize products.

In exchange for patents and patent applications, the Company agreed to pay an upfront fee of $150,000, which the Company has recorded as a patent asset that is being amortized over the anticipated useful lives of the patents. In addition to the upfront fee, the Company also agreed to grant 100,000 shares of the Company's common stock. As further consideration, the Company agreed to pay royalties of three percent (3%) of the net sales of any eligible products sold by the Company that utilized the acquired technology.

For the years ended December 31, 2014 and 2013, the Company incurred royalty expense of $321,073 and $194,377, respectively, under the Licensing Agreement. Royalty expense is included in cost of goods sold.

Note 10 — Post Retirement Plan

The Company maintains a 401(k) post-retirement plan. The plan covers all qualified employees as defined by the plan. Participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. The plan allows for the Company to make profit sharing contributions to qualified participants. The Company made no contributions for the years ended December 31, 2014 and 2013.

Note 11 — Stockholders' Deficit

Common Stock

The Company issued 152,163 and 82,030 shares of common stock in connection with the exercise of stock options during the years ended December 31, 2014 and 2013, respectively.

In May 2014, the Company amended and restated its articles of incorporation (the Fifth Amended and Restated Certificate of Incorporation). At December 31, 2014 and 2013, the Company is authorized to

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 11 — Stockholders' Deficit (Continued)

issue 15,000,000 shares of common stock and has 1,357,838 and 1,205,675 shares issued and outstanding. At December 31, 2014, the Company has 13,943,133 shares of common stock reserved for future issuance upon the exercise of stock options and stock warrants and the conversion of outstanding convertible preferred stock.

Preferred Stock

In September 2012, the Company entered into a Series D Preferred Stock Purchase Agreement to issue up to 1,491,054 shares of Series D preferred stock to investors at a cost of $5.03 per share. On September 27, 2012, at the first closing of the Series D Preferred Stock Agreement, the Company issued 994,036 shares of Series D preferred stock to investors for proceeds of $5,000,001. In connection with the issuance of the Series D preferred stock, the Company incurred issuance costs of $37,483, which have been netted against the proceeds resulting from the transaction. On November 6, 2013, at the second closing of the Series D Preferred Stock Agreement, the Company issued 497,018 shares of Series D preferred stock to investors for proceeds of $2,500,001. In connection with the second closing of Series D preferred stock, the Company incurred issuance costs of $8,321, which have been netted against the proceeds resulting from the transaction.

In connection with the Series D Preferred Stock Purchase Agreement, the Company amended and restated its certificate of incorporation. At December 31, 2014 and 2013, the Company is authorized to issue 2,539,795 shares of Series A preferred stock, 2,882,703 shares of Series B preferred stock, 5,200,000 shares of Series C preferred stock and 1,545,726 shares of Series D preferred stock (collectively, the Preferred Stock).

At December 31, 2014 and 2013, there are 2,487,556 shares of Series A preferred stock, 2,882,703 shares of Series B preferred stock, 4,812,560 shares of Series C preferred stock and 1,491,054 shares of Series D preferred stock issued and outstanding.

The Preferred Stock has the following characteristics at December 31, 2014:

Conversion Rights

At the option of the holder, each share of Preferred Stock is convertible into common stock at any time after the date of issuance. The initial conversion price is $2.01 per share for Series A preferred stock, $5.03 per share for Series B preferred stock, $3.948 per share for Series C preferred stock and $5.03 per share for Series D preferred stock and is subject to adjustment as disclosed in the Preferred Stock Agreement. Shares of Preferred Stock will automatically convert into common stock at an applicable conversion rate upon the earlier of (i) the sale of the Company's common stock in a public offering which is not less than $15.09 per share and results in gross cash proceeds of at least $40.0 million, or (ii) the date specified by written consent or agreement of the holders of (A) at least two-thirds of the outstanding shares of Preferred Stock and (B) at least three-fourths of the outstanding shares of Series C preferred stock and Series D preferred stock, voting together as a single class.

Voting Rights

The holders of Preferred Stock are entitled to the same voting rights as the holders of common stock, with a number of votes equal to the number of shares of common stock into which such shares of

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 11 — Stockholders' Deficit (Continued)

Preferred Stock could be converted. The holders of the Series C and Series D preferred stock, voting together, have the right to elect two members of the Board of Directors of the Company. The holders of the Series A and Series B preferred stock, voting together, have the right to elect two members of the Board of Directors of the Company. The holders of a majority of the outstanding shares of common stock and Preferred Stock, voting together, have the right to elect any remaining members of the Board of Directors of the Company.

Dividends

The holders of the Series D preferred stock are entitled to receive non-cumulative dividends in preference to Series C, Series B, Series A and common stockholders at the rate of $0.4527 per share per annum on each outstanding share of Series D preferred stock, when and if declared by the Board of Directors. No dividends have been declared on the Series D preferred stock as of December 31, 2014. The holders of the Series C preferred stock are entitled to receive cumulative dividends, prior and in preference to any declaration or payment of dividends on the Series B and Series A preferred stock and common stock, at a rate of 9.0% per share per year on the stated value of the Series C preferred stock, which is $3.948 at December 31, 2014 and 2013. The dividends compound annually and are payable quarterly when and if declared by the Board of Directors. No dividends have been declared or paid on the Series C preferred stock to date. At December 31, 2014 and 2013, respectively, there are $7,108,260 and $4,952,532 of cumulative dividends on the Series C preferred stock.

The holders of the Series A and B preferred stock are entitled to receive non-cumulative dividends in preference to common stock holders at the annual rate of $0.201 per share per annum on each outstanding share of Series A preferred stock, and $0.503 per share per annum for each outstanding share of Series B preferred stock, when and if declared by the Board of Directors. No dividends have been declared on the Series A and B preferred stock as of December 31, 2014.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series D preferred stock are entitled to receive, in preference to the holders of the Series C, Series B and Series A preferred stock and common stock, an amount equal to $5.03 per share plus accrued but unpaid dividends, if any. If the assets and funds distributed among the holders of Series D preferred stock is insufficient to permit the payment to the holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series D preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.

The holders of the Series C preferred stock are entitled to receive, in preference to the holders of the Series B and Series A preferred stock and common stock, an amount equal to $3.948 per share plus accrued but unpaid dividends, if any. If the assets and funds distributed among the holders of Series C preferred stock is insufficient to permit the payment to the holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series C preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 11 — Stockholders' Deficit (Continued)

The holders of the Series A and B preferred stock are entitled to receive, in preference to the holders of the common stock, an amount equal to $2.01 per share for Series A preferred stock and $5.03 per share for Series B preferred stock, plus accrued but unpaid dividends, if any. If the assets and funds distributed among the holders of Preferred Stock is insufficient to permit the payment to the holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the preferential amount each holder is otherwise entitled to receive.

Redemption and Put Rights

At any time on or after the later of (i) ninety (90) days after the Company's payment in full of all liabilities under any loan agreement, credit agreement, or similar instrument approved by the board of directors or (ii) the four-year anniversary of the initial issuance of Series D preferred stock, but on a date within forty-five (45) days after receipt by the Company of a written request from the holders of not less than two-thirds of the then outstanding Series A and Series B preferred stock, voting together as a separate class, that all or some of the shares of Series A and Series B preferred stock be redeemed, the Company shall, to the extent it may lawfully do so, redeem the number of shares determined by paying, in cash, a sum per share of Series A and Series B preferred stock equal to (a) product of $2.01 for Series A preferred stock and $5.03 for Series B preferred stock, multiplied by 1.1 raised to the power of t, where t is the number of years from the date of issuance of each such share through the redemption date plus (b) all declared but unpaid dividends on such shares.

At any time on or after the later of (i) ninety (90) days after the Company's payment in full of all liabilities under any loan agreement, credit agreement, or similar instrument approved by the board of directors or (ii) the four-year anniversary of the initial issuance of the Series D preferred stock, the holders of Series C preferred stock have the right to request that all or some of the shares of Series C preferred stock be purchased by the Company within forty-five (45) days of receiving the request, by paying each holder the greater of (a) the sum per share of Series C preferred stock equal to $3.948 per share plus all accrued but unpaid dividends and (b) the fair market value of each share of Series C preferred stock as determined by mutual agreement of the Company and such holder, or by a qualified independent appraiser if the Company and holder are unable to reach agreement on the fair market value of the Series C preferred stock.

The Company has obtained third party valuations on the Preferred Stock as of the date of issuance and through the dates of measurement to determine fair value used in the calculation of the redemption amounts as of the balance sheet dates.

At any time on or after the later of (i) ninety (90) days after the Company's payment in full of all liabilities under any loan agreement, credit agreement, or similar instrument approved by the board of directors or (ii) the four-year anniversary of the initial issuance of the Series D preferred stock, the holders of Series D preferred stock have the right to request that all or some of the shares of Series D preferred stock be purchased by the Company within forty-five (45) days of receiving the request, by paying each holder the greater of (a) the sum per share of Series D preferred stock equal to $5.03 per share plus all accrued but unpaid dividends and (b) the fair market value of each share of Series D preferred stock as determined by mutual agreement of the Company and such holder, or by a qualified

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 11 — Stockholders' Deficit (Continued)

independent appraiser if the Company and holder are unable to reach agreement on the fair market value of the Series D preferred stock.

As of December 31, 2014, the redemption value of each class of preferred stock was as follows:

Series A Redeemable Convertible Preferred Stock	$17,095,345
Series B Redeemable Convertible Preferred Stock	$40,631,467
Series C Redeemable Convertible Preferred Stock	$42,831,784
Series D Redeemable Convertible Preferred Stock	$8,603,382

Preferred Stock carrying amount is accreted to the redemption value over the redemption period, which has been adjusted at each issuance of Preferred Stock with amendment and restatement of the Company's articles of incorporation. As a result of the redemption and put provisions, all Preferred Stock has been classified as temporary equity.

Anti-dilution Provisions

In the event that the Company makes adjustments for stock dividends, splits, combinations or other similar events or issues additional securities at a purchase price less than the current Preferred Stock conversion price, the Preferred Stock conversion price shall be adjusted in accordance with weighted average formulas, as defined in the agreement.

Warrants

In connection with the issuance of notes payable in 2012 Loan Agreement the Company issued stock warrants to purchase 54,672 shares of Series D preferred stock. The warrants are immediately exercisable and expire ten years from the date of issuance. The exercise price of the warrants is $5.03 per share, subject to adjustment as defined in the warrant agreement. The original fair value assigned to the warrants was $61,233, which was recorded as a debt discount with the offset recorded to warrant liabilities.

In connection with the issuance of Preferred Stock in 2011 and with notes payable issued from 2009 to 2011, the Company issued stock warrants to purchase 365,604 shares of Series C preferred stock. The warrants are immediately exercisable and expire between five and seven years from the date of issuance, as defined in each warrant agreement. The exercise price of the warrants is $3.95 per share, subject to adjustment as defined in the warrant agreements. The original fair value assigned to the warrants was $574,308, which $518,013 was recorded as debt discount and the remainder as a reduction of the proceeds of the Preferred Stock with the offset to warrant liability. The entire debt discount has been fully amortized.

In connection with the issuance of notes payable in 2007 and 2008, the Company issued stock warrants to purchase 52,239 shares of Series A preferred stock. The warrants are immediately exercisable and expire ten years from the date of issuance. The exercise price of the warrants is $2.01 per share, subject to adjustment as defined in the warrant agreement. The original fair value of the warrants of $23,657 was recorded to debt discount which has been fully amortized.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 11 — Stockholders' Deficit (Continued)

The Company has accounted for the warrants as a liability since they are for the purchase of potentially redeemable stock. The liability is revalued at each reporting period and the change in fair value recognized as interest expense for warrants outstanding in connection with the issuance of debt that is still payable. The change in the fair value of all other warrants is included in other income (expense) if issued in connection with the issuance of Preferred Stock. The terms of all warrants provide for either gross or net settlement at the option of the holder.

The following table summarizes information about warrants outstanding (all exercisable) at December 31, 2014:

		Warrants Outstanding
Shares	Exercise Price	Number of Warrants	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Series A	$2.01	52,239	2.6 years	$2.01
Series C	$3.95	365,604	2.3 years	$3.95
Series D	$5.03	54,672	7.7 years	$5.03

		472,515		$3.85

Stock Options

The 2006 Stock Plan, or the Plan makes available up to 2,156,246 and 1,856,246 shares of common stock for the granting of options to officers, directors, employees and consultants of the Company at December 31, 2014 and 2013, respectively. Under the Plan, incentive or non-qualified stock options may be granted which expire ten years from the date of issuance and vest over varying periods as determined by the Board of Directors.

During the years ended December 31, 2014 and 2013, respectively, the Company granted 549,514 and 661,684 options to officers, directors, employees and consultants under the Plan. The weighted average fair value of options granted during and was $1.53 and $1.00 per share, respectively. For the years ended December 31, 2014 and 2013 the Company recognized stock compensation expense of $349,517 and $178,258, respectively, related to the issuance of stock options. At December 31, 2014 and 2013, there is $554,436 and $500,084, respectively, of compensation expense that is expected to be amortized over the remaining vesting period of approximately 2.84 and 2.78 years, respectively. The fair value of shares that vested in 2014 and 2013 was $315,099 and $87,855, respectively.

The number of options granted to non-employees and the impact of these non-employee grants on the financial statements is immaterial.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 11 — Stockholders' Deficit (Continued)

Total stock option activity for the years ended December 31, 2014 and 2013 is summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2012	962,792	$0.56
Granted	661,684	1.51
Exercised	(82,030)	0.59
Cancelled/forfeited	(52,346)	0.86

Outstanding at December 31, 2013	1,490,100	$0.97	7.38
Granted	549,514	2.59
Exercised	(152,163)	1.39
Cancelled/forfeited	(369,211)	1.95

Outstanding at December 31, 2014	1,518,240	$1.27	6.71

As of December 31, 2014, there were 1,416,463 shares vested or expected to be vested with a weighted average exercise price of $1.21, an intrinsic value of $2,651,135 and a weighted average contractual term of 6.5 years.

At December 31, 2014, there were 875,630 shares exercisable with a weighted average exercise price of $0.71, an intrinsic value of $2,075,801 and a weighted average remaining contractual term of 5.3 years.

During 2014 and 2013, the aggregate intrinsic value of stock options exercised was $216,284 and $75,164, respectively and as of December 31, 2014 and 2013, the aggregate intrinsic value of stock options outstanding was $2,742,426 and $2,135,377, respectively.

To determine the estimated fair value of options granted during and , the Company used the Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued:

  Fair Value of Underlying Instrument:     The Company's management utilizes third party valuations to estimate the fair value of its shares of Common Stock at the various dates of grant.

  Expected Volatility:     The expected volatility of the Company's shares was estimated using the median volatility of comparable companies. The weighted average expected volatility factor used in valuing the options granted during and was 58.1% and 61.0%, respectively. A decrease in the selected volatility would decrease the fair value of the underlying option.

  Expected Term:     The expected term of the option represents the period that our stock-based awards are expected to be outstanding. Since there has been limited history of exercise of the options, the Company uses the "simplified method" (weighted average of contractual term and

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 11 — Stockholders' Deficit (Continued)

  vesting period) to determine the expected term. The calculated weighted average expected life of the options granted during and was 6.0 and 6.1 years, respectively. A decrease in the expected term would decrease the fair value of the underlying option.

  Risk-free Interest Rate:     The Company bases the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants. The risk free interest rate used in valuing the options granted during ranged from 1.65% to 2.46%. The risk free interest rate used in valuing the options granted during ranged from 0.89% to 2.85%. A decrease in the selected risk-free rate would decrease the fair value of the underlying option.

  Dividend Yield:     The Black-Scholes valuation model calls for single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the near future. As such, the Company used a dividend yield percentage of zero for all periods presented.

The Company recognizes compensation expense, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. The estimated forfeiture rate was based on historical experience. The Company applied the forfeiture rate in calculating the expense related to stock-based compensation for stock option awards granted during 2014 and 2013. Expense is recognized only for those awards expected to fully vest. If actual forfeitures differ from the estimates, a revision to the forfeiture rate is made.

Note — 12 Income Taxes

Following is a reconciliation of the Company's effective income tax rate to the United States federal statutory tax rate:

	December 31,
	2014	2013
Expected tax at U.S. statutory income tax rate	34.00%	34.00%
State deferred taxes, net of federal benefits	2.04%	0.50%
Stock-based compensation	(0.59)%	(0.60)%
Federal research credits	0.83%	0.98%
Other	(0.24)%	(0.25)%
Change in valuation allowance	(36.04)%	(34.63)%

Effective rate	0.00%	0.00%

The Company's income tax provision in 2014 and 2013 has a current provision of zero for Federal and State. In 2014 and 2013, the deferred provision consisted of a Federal provision of $5,038,630 and $2,821,436, respectively, a State provision of $302,977 and $40,966, respectively and a valuation allowance recorded against the provision of $5,341,607 and $2,862,402, respectively for a net provision of zero.

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note — 12 Income Taxes (Continued)

Significant components of the Company's tax assets and liabilities are as follows:

	December 31,
	2014	2013
Gross deferred tax assets:
Net operating losses	$20,952,625	$15,808,960
Organizational and start-up costs	204,110	229,625
Fixed assets	60,471	82,816
R&D tax credits	1,431,660	1,220,569
Other	94,567	52,296

Total deferred tax asset	22,743,433	17,394,266
Deferred tax liabilities:
Intangible assets	(132,370)	(122,514)

	22,611,063	17,271,752
Less-valuation allowance	(22,611,063)	(17,271,752)

Net deferred tax assets/(liabilities)	$—	$—

The Company has recorded a full valuation allowance against its net deferred tax assets because management believes it is more likely than not that the assets will not be realized.

As of December 31, 2014 and 2013, the Company had approximately $58,838,000 and $44,342,000, respectively, of federal and $35,290,000 and $27,285,000, respectively, of state net operating loss carry forwards that begin to expire in the year 2019.

As of December 31, 2014 and 2013, the Company had federal tax credit carryforwards of approximately $880,000 and $758,000, respectively, which begin to expire in 2027, and approximately $836,000 and $701,000, respectively, of state tax credit carryforwards which begin to expire in 2015.

As defined in Section 382 of the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating losses. As a result of issuances, sales and other transactions involving the Company's stock, the Company may have experienced an ownership change which could cause such federal net operating losses to be subject to limitation under Section 382.

The Company has determined that it has no significant uncertain tax positions requiring recognition and measurement. The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The Company is subject to U.S. federal income tax as well as income tax of certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service or any states in connection with income taxes. The Company's 2006 through 2014 tax years generally remain open to examination for all federal and state income tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note — 12 Income Taxes (Continued)

generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

Note 13 — Fair Value Measurements

The Company's management estimates the fair value of the warrant liabilities with the assistance of a third party valuation firm. The fair value of the Series A, C and D warrants at December 31, 2014 and 2013 was determined using an Option Pricing Model, or OPM. This method of valuation involves using inputs such as the fair value of the Company's various classes of preferred stock and common stock, stock price volatility, contractual term of the warrants, risk free interest rates and dividend yields. Due to the nature of these inputs and the valuation techniques utilized, the valuation of the warrants to purchase preferred stock and common stock are considered a Level 3 measurement.

The estimated fair value of each warrant to purchase shares of the Company's Series A, C and D Warrants as determined by the valuations utilized the following assumptions its OPM:

	December 31,
	2014	2013
Preferred Series A Warrants:
Fair value of underlying instrument	$4.43	$3.77
Expected volatility	70.63%	71.36%
Expected term (in years)	2.27	3.27
Risk-free interest rate	0.79%	0.92%
Expected dividend yield	—%	—%
Preferred Series C Warrants:
Fair value of underlying instrument	$10.60	$9.40
Expected volatility	73.21%	73.47%
Expected term (in years)	1.56	2.56
Risk-free interest rate	0.49%	0.61%
Expected dividend yield	—%	—%
Preferred Series D Warrants:
Fair value of underlying instrument	$6.93	$6.58
Expected volatility	76.31%	76.52%
Expected term (in years)	7.75	8.75
Risk-free interest rate	2.05%	2.75%
Expected dividend yield	—%	—%

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 13 — Fair Value Measurements (Continued)

The following tables summarize the fair values and levels within the fair value hierarchy in which the fair value measurements fall, for assets and liabilities measured on a recurring basis as of December 31, 2014 and 2013:

Description	Level 1	Level 2	Level 3	Total
December 31, 2014:
Series A warrant liability	$—	$—	$132,686	$132,686
Series C warrant liability	—	—	1,104,226	1,104,226
Series D warrant liability	—	—	83,101	83,101

Total liabilities	$—	$—	$1,320,013	$1,320,013

December 31, 2013:
Series A warrant liability	$—	$—	$110,746	$110,746
Series C warrant liability	—	—	925,063	925,063
Series D warrant liability	—	—	71,620	71,620

Total liabilities	$—	$—	$1,107,429	$1,107,429

Since fluctuations in the Company's stock price are one of the primary drivers for the changes in the warrant liability valuations, as the stock price increases or decreases for each of the related classes of preferred stock, the value to the holder of the instrument generally increases and decreases accordingly, therefore either increasing or decreasing the liability on the Company's balance sheet. Additionally, stock price volatility is one of the significant unobservable inputs used in the fair value measurement of each of the Company's warrant liabilities. The estimated fair value of these liabilities is also sensitive to changes in the warrant's expected term. A decrease or increase in volatility and term would have a corresponding increase or decrease in the value of the warrant.

The following table presents the changes in Level 3 instrument measures on a recurring basis for the year ended December 31, 2014 and 2013.

	Series A Warrants	Series C Warrants	Series D Warrants	Total
Balance at December 31, 2012	$68,433	$563,082	$46,471	$677,986
Change in fair value	42,313	361,981	25,149	429,443

Balance at December 31, 2013	110,746	925,063	71,620	1,107,429
Change in fair value	21,940	179,163	11,481	212,584

Balance at December 31, 2014	$132,686	$1,104,226	$83,101	$1,320,013

Note 14 — Related Party Transactions

In October 2013, the Company issued a promissory note (the "Officer Note") to one of its officers in the amount of $300,000. The Officer Note is due in full in October 2021 on the eighth anniversary of its issuance or upon a sale of the Company. Interest on the Officer Note is at a rate of 6.0% per annum compounded annually. Interest at the rate of 1.66% per annum will be payable annually and the balance of the interest will accrue and be payable when the principal is repaid. The Officer Note is secured by a first priority pledge of the number of shares of common stock in the Company equivalent

SurgiQuest, Inc.

Notes to Financial Statements (Continued)

Note 14 — Related Party Transactions (Continued)

to 150.0% of the principal amount of the loan at the value per share established at the time of issuance. The note allows for repayment to be in cash or shares of common stock of the Company at the option of the officer. If settled in shares the value of the shares is based on the value established at the time of the issuance of the note.

At December 31, 2014 and 2013, respectively, there is $16,504 and $3,400 of accrued interest outstanding on the Officer Note, which represents all of the interest earned on the Officer Note. The Officer Note is recorded as a component of stockholders' deficit.

Note 15 — Subsequent Events

Preferred Stock

In March 2015, the Company entered into a Series E Preferred Stock Purchase Agreement (the "Series E Preferred Stock Agreement") to issue up to 2,448,430 shares of Series E preferred stock to investors at a cost of $8.17 per share. In March 2015, at the first closing of the Series E Preferred Stock Agreement, the Company issued 1,224,214 shares of Series E preferred stock to investors for proceeds of $9,999,993. In May 2015, at the second closing of the Series E Preferred Stock Agreement, the Company issued an additional 1,224,214 shares of Series E preferred stock to investors for proceeds of $9,999,993. In connection with the Series E Preferred Stock Purchase Agreement, the Company amended and restated its certificate of incorporation to authorize the Company to issue 2,448,430 shares of Series E preferred stock. The holders of the Series E preferred stock are entitled to receive cumulative dividends, prior and in preference to any declaration or payment of dividends on the Series D, Series C, Series B and Series A preferred stock and common stock, at a rate of 8% per share per year on the stated value of the Series E preferred stock, which is initially $8.17 per share. The dividends compound annually and are payable quarterly when and if declared by the Board of Directors. The series E Preferred Stock has the same convertibility and redemption features as the other previous issuances of Preferred stock.

2006 Stock Plan

In March 2015, the 2006 Stock Plan was amended to increase the maximum number of shares of common stock which may be issued to 2,816,246 from 2,156,246.

Leases

In April 2015, the Company signed a lease agreement for office and laboratory space in Milford, Connecticut. The lease commences on June 15, 2015 and terminates on November 30, 2020. The lease requires base rental payments of $46,053 per month for the first year, $47,447 per month for the second year, $62,739 per month for the third year (which includes approximately 9,000 of additional square feet beginning June 15, 2017), $64,597 per month for the fourth year and $66,556 per month for the remainder of the lease.

In July 2015, the Company signed a three (3) year lease agreement for office furniture. The lease commences on July 22, 2015 and requires thirty-six(36) base rental payments of $13,659 per month.

SurgiQuest, Inc.

Condensed Balance Sheets

	June 30, 2015 (unaudited)	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$15,993,492	$6,071,932
Accounts receivable, net of allowance for doubtful accounts of $18,735 at June 30, 2015 and December 31, 2014	8,708,033	6,046,846
Inventories	1,677,992	1,720,599
Other receivables	680,347	651,486
Prepaid expenses and other current assets	642,025	213,549

Total current assets	27,701,889	14,704,412
Property and equipment, net	4,077,081	3,770,675
Other assets
Patents, net	515,540	467,423
Security deposits	262,704	6,511

Total other assets	778,244	473,934

Total assets	$32,557,214	$18,949,021

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$5,785,475	$5,007,865
Accrued salaries and wages	1,494,717	1,680,910
Accrued expenses	1,411,857	964,683
Debt, current portion	5,500,000	1,833,333
Other current liabilities	5,340	5,120

Total current liabilities	14,197,389	9,491,911
Debt, less current portion, net of discount	19,363,805	22,869,748
Capital lease obligations, less current portion	18,404	21,130
Warrant liabilities	1,602,776	1,320,013

Total liabilities	35,182,374	33,702,802
Series A redeemable convertible preferred stock, $0.001 par value, 2,539,795 shares authorized, 2,487,556 issued and outstanding at June 30, 2015 and December 31, 2014	12,391,245	11,803,625
Series B redeemable convertible preferred stock, $0.001 par value, 2,882,703 shares authorized, issued and outstanding at June 30, 2015 and December 31, 2014	29,419,218	28,015,537
Series C redeemable convertible preferred stock, $0.001 par value, 5,200,000 shares authorized, 4,812,560 shares issued and outstanding at June 30, 2015 and December 31, 2014	24,939,115	23,079,353
Series D redeemable convertible preferred stock, $0.001 par value, 1,545,726 shares authorized, 1,491,054 shares issued and outstanding at June 30, 2015 and December 31, 2014	7,691,411	7,553,128
Series E redeemable convertible preferred stock, $0.001 par value, 2,448,430 shares authorized 2,448,428 shares issued and outstanding at June 30, 2015	20,071,285	—
Stockholders' deficit:
Common stock, $0.001 par value, 20,000,000 authorized at June 30, 2015, 15,000,000 shares authorized at December 31, 2014, 1,405,966 and 1,205,675 shares issued and outstanding at June 30, 2015 and December 31, 2014	1,406	1,358
Receivable from executive	(334,183)	(318,772)
Accumulated deficit	(96,804,657)	(84,888,010)

Total stockholders' deficit	(97,137,434)	(85,205,424)

Total liabilities and stockholders' deficit	$32,557,214	$18,949,021

See accompanying notes to the condensed financial statements

SurgiQuest, Inc.

Condensed Statements of Operations

(Unaudited)

	Six months ended June 30,
	2015	2014
Revenues
Product	$22,261,445	$12,924,266
Rental	610,447	517,524

Total revenues	22,871,892	13,441,790
Cost of goods sold	10,617,926	6,638,914

Gross profit	12,253,966	6,802,876
Selling, general and administrative expenses	16,951,942	10,772,697
Research and development expenses	1,934,616	1,408,774

	18,886,558	12,181,471
Operating loss	(6,632,592)	(5,378,595)
Other income (expense):
Interest expense	(1,162,371)	(1,118,432)
Interest income	11,781	15,805
Other, net	(283,698)	(203,928)

Total other expense	(1,434,288)	(1,306,555)

Net loss	$(8,066,880)	$(6,685,150)

Cumulative preferred stock dividends	(1,494,872)	(1,077,864)
Preferred stock accretion	(4,121,875)	(2,657,692)

Net loss attributable to common stockholders	$(13,683,627)	$(10,420,706)

Net loss per common share, basic and diluted	$(9.88)	$(8.51)
Weighted average number of common shares outanding, basic and diluted	1,385,577	1,223,959

See accompanying notes to the condensed financial statements

SurgiQuest, Inc.
Condensed Statements of Changes in Stockholders' Deficit
For the six months ended June 30, 2015
(Unaudited)

	Common Stock
			Receivable from Executive	Paid-in- Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance at December 31, 2014	1,357,838	$1,358	$(318,772)	$—	$(84,888,010)	$(85,205,424)
Exercise of stock options	48,128	48		31,202	—	31,250
Stock option expense	—	—	—	240,906	—	240,906
Accretion of preferred stock	—	—	—	(272,108)	(3,849,767)	(4,121,875)
Accrued interest on note receivable from officer	—	—	(15,411)	—	—	(15,411)
Net loss	—	—	—	—	(8,066,880)	(8,066,880)

Balance at June 30, 2015	1,405,966	$1,406	$(334,183)	$—	$(96,804,657)	$(97,137,434)

See accompanying notes to the condensed financial statements

SurgiQuest, Inc.

Condensed Statements of Cash Flows

(Unaudited)

	Six months ended June 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(8,066,880)	$(6,685,150)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	880,708	691,673
Amortization of debt discount	170,500	423,250
Stock option expense	240,906	154,422
Interest on receivable from executive	(15,411)	(9,050)
Loss on disposal of fixed assets	61,942	31,510
Change in fair value of warrant liabilities	282,764	195,336
Net change in:
Accounts receivable	(2,661,187)	(778,958)
Inventory	42,607	87,427
Prepaid expenses and other current assets	(457,337)	(400,291)
Accounts payable	777,610	(1,025,912)
Accrued salaries and wages	(186,193)	243,082
Accrued expenses	447,394	140,172
Other assets	(256,416)	5,146

Net cash used by operating activities	(8,738,993)	(6,927,343)
Cash flows from investing activities:
Purchase of property and equipment	(1,233,719)	(1,194,690)
Patent costs	(63,455)	(31,042)

Net cash used by investing activities	(1,297,174)	(1,225,732)
Cash flows from financing activities:
Borrowings under debt	—	22,200,000
Repayment of debt	—	(10,769,624)
Proceeds from issuance of Series E preferred stock, net of issue costs	19,928,982	—
Debt issuance costs	—	(427,281)
Proceeds from the exercise of stock options	31,250	13,687
Payments of capital lease obligations	(2,505)	(394)

Net cash provided by financing activities	19,957,727	11,016,388

Net increase in cash	9,921,560	2,863,313
Cash and cash equivalents at the beginning of the year	6,071,932	5,458,524

Cash and cash equivalents at the end of the year	$15,993,492	$8,321,837

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$991,657	$436,556
Non-cash investing and financing:
Preferred stock accretion	$4,121,875	$2,657,692
Acquisition of capital lease	$—	$29,004

SurgiQuest, Inc.

Notes to Condensed Financial Statements

Note 1 — Formation and Business

SurgiQuest, Inc. (the "Company") is a medical device manufacturer and marketer of innovative access technologies for minimally invasive surgery ("MIS"). The Company was incorporated in the state of Delaware and began operations in May 2006. The Company is headquartered in Milford, Connecticut. The integrated design and proprietary innovations of SurgiQuest's patented AirSeal system optimizes the laparoscopic environment and provides stability in the abdominal cavity during MIS. The AirSeal system is utilized for both robotic and advanced laparoscopic procedures within multiple specialties including urology, gynecology, colorectal, bariatric and general surgery. By providing stable pneumoperitoneum, continuous smoke evacuation and valve-free access to the abdominal cavity, the AirSeal system reduces procedural time and costs over that of conventional insufflation.

The Company is subject to risks common to startup companies in the life sciences industry, including, but not limited to, risk that the Company never achieves profitability, the need for substantial additional financing, risk of relying on third parties, dependence on key personnel, protection of proprietary technology and compliance with government regulations.

Note 2 — Basis of Presentation and Liquidity

Interim Financial Information

The condensed interim financial statements of the Company should be read in conjunction with the audited financial statements and notes thereto of the Company for years ended December 31, 2014 and 2013 included elsewhere in this Registration Statement. The condensed financial statements have been prepared in accordance with Regulation S-X 3-01(f), 3-02(b), 3-03(d) and 10-01 pertaining to interim financial information. Accordingly, since they are interim statements prepared as such, the condensed interim financial statements do not include all of the information and notes required by GAAP for a complete financial statement presentation. In the opinion of management, the condensed financial statements reflect all adjustments consisting of normal, recurring adjustments that are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Interim results are not necessarily indicative of results for a full year.

Use of Estimates

The preparation of the Company's condensed financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

While management believes the estimates and assumptions used in preparation of the condensed financial statements are appropriate, actual results could differ from those estimates.

In preparing these financial statements, management used estimates in the following areas, among others: revenue recognition, useful lives of property and equipment, the determination of the fair value of stock-based awards and stock-based compensation expense, the fair value of warrants, the fair value of equity instruments and the recoverability of the Company's net deferred tax assets and related valuation allowance.

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 2 — Basis of Presentation and Liquidity (Continued)

Liquidity

Since inception, the Company has incurred net losses. For the six months ended June 30, 2015, the Company incurred a net loss of $8,066,880. The Company used $8,738,993 of cash for operations for the six months ended June 30, 2015. At June 30, 2015, the Company had an accumulated deficit of $96,804,657. The Company's transition to profitability is dependent upon the successful commercialization of its products and the achievement of a level of revenues adequate to support the Company's cost structure. Management intends to meet its obligations to fund future operations through the sale of equity instruments, debt financings or other sources. There can be no assurance, however, that any such financings will be successfully completed on terms acceptable to the Company, if at all.

Note 3 — Selected Information

Concentration of Credit Risk

For the six months ended June 30, 2015, no customer represented more than 10% of net revenues or accounts receivable.

For the six months ended June 30, 2014, the Company received approximately 13% of net revenues from one customer. No customer represented more than 10% of accounts receivable.

Fair Value

The carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates fair value because of the short-term nature of these instruments. The Company's debt is tied to variable interest rates, as such, fair value approximates carrying value. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Net Loss per Common Share, basic and diluted

Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Net income (loss) available to common stockholders has been reduced for cumulative dividends on certain preferred stock and for the accretion of preferred stock within the periods presented. Diluted net income (loss) per common share is computed by dividing net income by the sum of the weighted-average number of common shares and dilutive common share equivalents then outstanding using the if-converted method.

For the six months ended June 30, 2015 and 2014, the Company has excluded the effects of all potentially dilutive shares, which include redeemable convertible preferred stock, warrants for redeemable convertible preferred stock and outstanding common stock options, from the weighted average number of common shares outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses.

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 3 — Selected Information (Continued)

The following common stock equivalents were excluded from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	June 30, 2015 (Unaudited)	June 30, 2014 (Unaudited)
Outstanding stock options	2,061,975	1,835,850
Convertible preferred stock	14,400,972	11,952,544
Preferred stock warrants	472,515	472,515

Total common stock equivalents	16,935,462	14,260,909

Income Taxes

The Company's effective tax rate of zero is below its expected tax rate because the Company generated losses and records a full valuation allowance against its deferred tax assets.

Note 4 — Inventories

Inventories are comprised of the following:

	June 30, 2015 (Unaudited)	December 31, 2014
Raw materials	$217,667	$196,918
Finished goods	1,324,455	1,459,804
Work in progress	135,870	63,877

Total inventories	$1,677,992	$1,720,599

Note 5 — Debt

Debt consists of the following:

	June 30, 2015 (Unaudited)	December 31, 2014
2014 Revolving Loan	$3,000,000	$3,000,000
2014 Term Loan	22,000,000	22,000,000
2014 Term Loan terminal payment fees payable	880,000	880,000

	25,880,000	25,880,000

Less: unamortized debt discounts	(1,016,195)	(1,176,919)

Debt less unamortized discounts	24,863,805	24,703,081

Less: current portion	(5,500,000)	(1,833,333)

Long term debt, net of current portion	$19,363,805	$22,869,748

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 5 — Debt (Continued)

2014 Credit Agreement

In May 2014, the Company entered into Credit and Security Agreement, or the 2014 Credit Agreement with an unrelated party providing for a $17,000,000 Term Loan Facility, or the 2014 Term Loan which was increased in November 2014 an additional $5,000,000, or collectively, the 2014 Term Loans and a Revolving Credit Facility in the amount of $3,000,000, or the 2014 Revolving Loan.

The 2014 Term Loans provide for interest-only payments between July 1, 2015 and July 1, 2017 contingent upon the Company meeting certain revenue thresholds. The principal balance of all amounts borrowed under the 2014 Term Loans plus any unpaid interest is due in full between June 1, 2018 and June 1, 2019 depending on whether the Company has elected interest-only extensions as outlined in the 2014 Credit Agreement. On May 31, 2015, the Company was granted an interest only extension through October 2015 at which time principal payments are presently scheduled to begin.

A terminal payment fee equal to $880,000, which represents 4.0% of the total amount the 2014 Term Loans, is due on the maturity date of the 2014 Term Loans. The terminal payment fee has been recorded as additional debt with a corresponding amount to debt discount.

The 2014 Credit Agreement is collateralized by security interests in substantially all tangible assets of the Company. It also contains various affirmative and negative covenants, such as the delivery of financial statements, tax authority compliance, maintenance of property, limitations on additional debt, restriction of dividends and other standard clauses. At June 30, 2015, the Company was in compliance of all material covenants.

The aggregate amount of principal maturing in succeeding years based on contractual payments terms is as follows for the twelve months ended June 30:

2016	$5,500,000
2017	7,333,333
2018	12,166,667

Total payments	$25,000,000

Note 6 — Operating Leases

The Company leased 12,000 square feet of office and laboratory space in Milford, Connecticut. The lease commenced on September 9, 2011 for an initial term of three years and required base rental payments of $7,500 per month in year one, $7,725 in year two and $7,957 in year three. The lease also required the Company to make additional rental payments of $2,433 per month for its proportionate share of the annual operating expenses incurred by the landlord with respect to the property. At the end of the initial term of the lease, the Company extended the lease through July 31, 2015, at $8,752 base rent per month.

In April 2015, the Company signed a lease agreement for office and laboratory space in Milford, Connecticut. The lease commences on June 15, 2015 and terminates on November 30, 2020. The lease requires base rental payments of $46,053 per month for the first year, $47,447 per month for the

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 6 — Operating Leases (Continued)

second year, $62,739 per month for the third year (which includes approximately 9,000 of additional square feet beginning June 15, 2017), $64,597 per month for the fourth year and $66,556 per month for the remainder of the lease.

Rent expense for the six months ended June 30, 2015 and 2014 was $67,115 and $62,340, respectively.

Anticipated minimum operating lease payments are as follows for the twelve months ended December 31:

Remainder of 2015	$57,238
2016	554,027
2017	584,661
2018	754,723
2019	777,123
2020	732,121

$3,459,893

Note 7 — Stockholders' Deficit

Common Stock

The Company issued 48,128 shares of common stock in connection with the exercise of stock options for the six months June 30, 2015.

Preferred Stock

Series E Preferred Stock

On March 10, 2015, the Company amended its certificate of incorporation to designate 2,448,430 shares of a "Series E Preferred Stock" with the following characteristics:

Dividends — The Series E Preferred Stock shall be entitled to receive cumulative dividends in preference to payments of dividends for Series A,B,C and D preferred stock, at the rate of 8% per share per annum on the stated value ($8.17/share). Such dividends accrue from the date of issuance of the shares and payable quarterly when and if declared by the Board of Directors.

Liquidation or dissolution — In the event of liquidation or dissolution, the holders of Series E shall be entitled to receive distributions in preference to the holders of Series A, B, C, D or Common in the amount of the greater of $8.17/share or an amount per share equal to the price as would have been payable had all the shared of Series E been converted to Common Stock immediately prior to such liquidation or dissolution event.

Put Rights — At any time on or after the later of (x) ninety (90) days after the Company's payment in full of all liabilities under any loan agreement, credit agreement, or similar instrument approved by the board of directors or (y) the four-year anniversary of the initial issuance of Series E Initial Issuance

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 7 — Stockholders' Deficit (Continued)

Date. Within forty-five (45) days of receiving a written request exercising the put the Company must redeem the shares in cash in an amount (the "Series E Put Amount") equal to the greater of (Y) a sum per share of Series E Preferred Stock equal to (I) $8.17 per share plus (II) all accrued but unpaid dividends on such shares and (Z) the fair market value. The Series E also has to right to be redeemed prior the other Series of Preferred stock.

Conversion — Series E preferred shares is convertible, at the option of the holder into shares of Common stock by dividing $8.17 by the "Conversion Price", which initially is set at $8.17/share times the number of shares of Series E Preferred Stock. The shares shall automatically convert into shares of Common at the Conversion Price then in effect immediately prior to the closing of the Corporation's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933.

Voting Rights — The Series E preferred shares have similar voting rights as common shareholders.

Anti-dilution Provisions — in the event that the Company makes adjustments for stock dividends, splits, combinations or other similar events or issues additional securities at a purchase price less than the Series E Preferred Stock conversion price, the Preferred Stock conversion price shall be adjusted in accordance with weighted average formulas, as defined in the agreement.

During the period in conjunction with the Company's amendment to its certificate of incorporation, it issued Series E Preferred Stock amounting to 2,448,428 shares of Series E Preferred at a price of $8.17/shares for a total of approximately $20,000,000.

Warrants

The following table summarizes information about warrants outstanding (all exercisable) at June 30, 2015:

		Warrants Outstanding
Shares	Exercise Price	Number of Warrants	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Series A	$2.01	52,239	2.1 years	$2.01
Series C	$3.95	365,604	1.8 years	$3.95
Series D	$5.03	54,672	7.2 years	$5.03

		472,515

Stock Options

The 2006 Stock Plan ("the Plan") makes available up to 2,816,246 shares of common stock for the granting of options to officers, directors, employees and consultants of the Company at June 30, 2015.

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 7 — Stockholders' Deficit (Continued)

Under the Plan, incentive or non-qualified stock options may be granted which expire ten years from the date of issuance and vest over varying periods as determined by the Board of Directors.

For the six months ended June 30, 2015 and 2014, the Company granted 618,000 and 384,014 options to officers, directors, employees and consultants under the Plan. The weighted average fair value of options granted to employees during 2015 and 2014 was $3.51 and $1.49 per share, respectively. For the six months ended June 30, 2015 and 2014, the Company recognized stock compensation expense of $240,906 and $154,422, respectively. At June 30, 2015, there is $1,279,646 of compensation expense that is expected to be amortized over the remaining vesting period of approximately 3.26 years. The fair value of shares that vested in 2015 and 2014 was $227,953 and $186,286, respectively.

Total stock option activity for the period for the six months ended June 30, 2015 is summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2014	1,518,240	$1.27	6.71
Granted	618,000	3.51
Exercised	(48,128)	0.68
Cancelled/forfeited	(26,137)	2.43

Outstanding at June 30, 2015	2,061,975	$1.94	7.29

As of June 30, 2015 there were 1,748,418 shares vested or expected to be vested with a weighted average exercise price of $1.68, an intrinsic value of $6,037,223 and a weighted average contractual term of 6.9 years.

At June 30, 2015, there were 1,039,579 shares exercisable with a weighted average exercise price of $0.92, an intrinsic value of $4,372,998 and a weighted average remaining contractual term of 5.4 years.

During the six months ended June 30, 2015, the aggregate intrinsic value of stock options exercised was $118,847 and as of June 30, 2015 the aggregate intrinsic value of stock options outstanding was $6,571,753.

To determine the estimated fair value of options granted during the six months ended June 30, 2015, the Company used the Black-Scholes option pricing model. The fair value approach used to determine fair value was the same and the assumptions used to determine were similar to those used and disclosed in the Company's audited financial statements for the year ended December 31, 2014.

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 8 — Fair Value Measurements

The Company follows the three-level valuation hierarchy for disclosures of fair value measurement. The three levels of valuation hierarchy are defined as follows:

  Level 1 — Quoted prices in active markets for identical assets and liabilities.

  Level 2 — Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  Level 3 — Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therfore determined using model-based techniques that inclue option pricing models, discunted cash flow models and similar techniques.

The Company's common stock warrant liabilities are carried at fair value, determined according to the fair value hierarchy described above (Level 3).

The Company's management estimates the fair value of the warrant liabilities with the assistance of a third party valuation firm. The fair value of the Series A, C and D warrants at June 30, 2015 was determined using an OPM. This method of valuation involves using inputs such as the fair value of the Company's various classes of preferred stock and common stock, stock price volatility, contractual term of the warrants, risk free interest rates and dividend yields. Due to the nature of these inputs and the valuation techniques utilized, the valuation of the warrants to purchase preferred stock and common stock are considered a Level 3 measurement. The approach and assumptions used to determine fair value at June 30, 2015 were similar to those used and disclosed at December 31, 2014, as disclosed in the Company's audited financial statements for the year ended December 31, 2014.

The following tables summarize the fair values and levels within the fair value hierarchy in which the fair value measurements fall, for assets and liabilities measured on a recurring basis as of June 30, 2015:

Description	Level 1	Level 2	Level 3	Total
June 30, 2015:
Series A warrant liability	$—	$—	$168,731	$168,731
Series C warrant liability	—	—	1,323,609	1,323,609
Series D warrant liability	—	—	110,436	110,436

Total liabilities	$—	$—	$1,602,776	$1,602,776

Since fluctuations in the Company's stock price are one of the primary drivers for the changes in the warrant liability valuations, as the stock price increases or decreases for each of the related classes of preferred stock, the value to the holder of the instrument generally increases and decreases accordingly, therefore either increasing or decreasing the liability on the Company's balance sheet. Additionally, stock price volatility is one of the significant unobservable inputs used in the fair value measurement of each of the Company's warrant liabilities. The estimated fair value of these liabilities is also sensitive

SurgiQuest, Inc.

Notes to Condensed Financial Statements (Continued)

Note 8 — Fair Value Measurements (Continued)

to changes in the warrant's expected term. A decrease or increase in volatility and term would have a corresponding increase or decrease in the value of the warrant.

The following table presents the changes in Level 3 instrument measures on a recurring basis for the six months ended June 30, 2015.

	Series A Warrants	Series C Warrants	Series D Warrants	Total
Balance at December 31, 2014	$132,686	$1,104,226	$83,101	$1,320,013
Change in fair value	36,045	219,383	27,335	282,763

Balance at June 30, 2015	$168,731	$1,323,609	$110,436	$1,602,776

Note 9 — Related Party Transactions

In October 2013, the Company issued a promissory note, or the Officer Note to one of its officers in the amount of $300,000. The Officer Note is due in full in October 2021 on the eighth anniversary of its issuance or upon a sale of the Company. Interest on the Officer Note is at a rate of 6.0% per annum compounded annually. Interest at the rate of 1.66% per annum will be payable annually and the balance of the interest will accrue and be payable when the principal is repaid. The Officer Note is secured by a first priority pledge of the number of shares of common stock in the Company equivalent to 150.0% of the principal amount of the loan at the value per share established at the time of issuance. The note allows for repayment to be in cash or shares of common stock of the Company at the option of the officer. If settled in shares the value of the shares is based on the value established at the time of the issuance of the note. The officer note has been recorded as a component of stockholders' deficit.

At June 30, 2015 and December 31, 2014, there is $25,554 and $16,504 of accrued interest outstanding on the Officer Note, respectively, which represents all of the interest earned on the Officer Note.

                    Shares

SURGIQUEST, INC.

Common Stock

PROSPECTUS

Piper Jaffray

Stifel

Canaccord Genuity

                           , 2015

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with this offering described in this registration statement, other than the underwriting discount, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the                      fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
initial listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Transfer agent's and registrars fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*
To be provided by amendment

Item 14.    Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our seventh amended and restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our seventh amended and restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our seventh amended and restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since August 2012. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)  Issuance of Preferred Stock.

    •
    In September 2012, we entered into a Series D Preferred Stock Purchase Agreement to issue up to 1,491,054 shares of Series D redeemable convertible preferred stock to investors at a price of $5.03 per share. On September 27, 2012, at the first closing under the Series D Preferred Stock Agreement, we issued 994,036 shares of Series D redeemable convertible preferred stock to certain accredited investors. On November 6, 2013, at the second closing under the Series D Preferred Stock Agreement, we issued 497,018 shares of Series D redeemable convertible preferred stock to certain accredited investors.

    •
    In March 2015, we entered into a Series E Preferred Stock Purchase Agreement to issue up to 2,448,430 shares of Series E redeemable convertible preferred stock to investors at a price of $8.1685 per share. On March 10, 2015, at the first closing under the Series E Preferred Stock Agreement, we issued 1,224,214 shares of Series E redeemable convertible preferred stock to certain accredited investors. On May 27, 2015, at the second closing under the Series E Preferred Stock Agreement, we issued 1,224,214 shares of Series E redeemable convertible preferred stock to certain accredited investors.

No underwriters were involved in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(a)(2) under the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All purchasers of shares of redeemable convertible preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)  Grants of Stock Options.

    •
    Since January 1, 2012, we have granted stock options to purchase an aggregate of 1,829,198 shares of our common stock at exercise prices ranging from $1.51 to $5.13, to employees, directors and consultants pursuant to our stock option plan.

The issuances of these securities were exempt either pursuant to Rule 701 promulgated under the Securities Act, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2) under the Securities Act (and/or Regulation D promulgated thereunder), as a transaction by an issuer not involving a public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c)  Warrants.

    •
    In connection with the issuance of notes payable in 2011, we issued to the lender a warrant to purchase 52,239 shares of Series A redeemable convertible preferred stock, in addition to an aggregate amount equal to 2.5% of each growth capital advance made under the loan, at a cost of $2.01 per share, subject to adjustment as defined in the warrant agreement.

    •
    In connection with the issuance of notes payable in 2012, we issued to the lender a warrant to purchase 54,672 shares of Series D redeemable convertible preferred stock at an exercise price of $5.03 per share, subject to adjustment as defined in the warrant agreement.

The warrant issuance was exempt pursuant to Section 4(a)(2) under the Securities Act (and/or Regulation D promulgated thereunder), as a transaction by an issuer not involving a public offering. The shares of redeemable convertible preferred stock issued upon exercise of warrants and the shares of common stock issued upon conversion of the redeemable convertible preferred stock are deemed restricted securities for the purposes of the Securities Act.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)  Exhibits.

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Seventh Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.2	*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
3.3	*	Sixth Amended and Restated Certificate of Incorporation of the Registrant
3.4	*	Bylaws of the Registrant
4.1	*	Specimen Stock Certificate evidencing the shares of common stock
4.2	*	Fourth Amended and Restated Investors' Rights Agreement, dated as of March 10, 2015, by and among the Company and the investors and stockholders party thereto
4.3	*	Form of warrant to purchase shares of Series A redeemable convertible preferred stock
4.4	*	Form of warrant to purchase shares of Series C redeemable convertible preferred stock
4.5	*	Form of warrant to purchase shares of Series D redeemable convertible preferred stock
5.1	*	Opinion of Latham & Watkins LLP
10.1	*#	Form of Director and Executive Officer Indemnification Agreement
10.2	*#	SurgiQuest, Inc. 2006 Stock Plan as amended, and forms of option agreements thereunder
10.3	*#	SurgiQuest, Inc. 2015 Incentive Award Plan, and forms of option agreements thereunder

Exhibit Number		Description of Exhibit
10.4	*	Employment Agreement, dated April 18, 2006, by and between SurgiQuest, Inc. and Kurt Azarbarzin
10.5	*	Offer Letter, dated November 27, 2008, by and between SurgiQuest, Inc. and Carlos Babini
10.6	*	Development and Manufacturing Agreement, dated October 12, 2009, by and among the Company and W.O.M. World of Medicine AG, as amended†
10.7	*	Lease Agreement, dated April 23, 2015, by and between Crown Milford, LLC and the Company
10.8	*	Credit and Security Agreement, dated as of May 29, 2014, by and among MidCap Funding V Trust, as Agent and a Lender, the Company, as borrower, and the other Lenders signatory thereto, as amended
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
29.1		Power of Attorney (included on signature page)

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act.

(b)  Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

    Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milford, State of Connecticut, on this    th day of                      , 2015.

SURGIQUEST, INC.
By:
Name:
Title:

POWER OF ATTORNEY

We, the undersigned officers and directors of SurgiQuest, Inc., hereby severally constitute and appoint Kurt Azarbarzin and Christine Antalik, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Kurt Azarbarzin	Chief Executive Officer and Director (principal executive officer)	, 2015
Christine Antalik	Chief Financial Officer (principal financial and accounting officer)	, 2015
Joseph DeVivo	Chairman of the Board of Directors	, 2015
David Collier, M.D.	Director	, 2015
Carter McNabb	Director	, 2015

Signature	Title	Date

Ned Scheetz	Director	, 2015
Bruce Shook	Director	, 2015
Peter P. Wiest	Director	, 2015